2007 Annual Report

PSFC

PENSECO FINANCIAL SERVICES CORPORATION

2007 Annual Report

Table of Contents

Board of Directors



Seated left to right:

Emily S. Perry
Edwin J. Butler
P. Frank Kozik, *Secretary*
D. William Hume, *Chairman of the Board*
Craig W. Best, *President and CEO*
Attorney Otto P. Robinson, Jr.
Russell C. Hazelton
Sandra C. Phillips

Standing left to right:

Robert W. Naismith, Ph.D.
James B. Nicholas
Richard E. Grimm, *Executive Vice President and Treasurer*
Steven L. Weinberger
James G. Keisling

Financial Highlights

(in thousands, except per share amount)

	2007	2006	2005
Net Income	6,698	6,008	5,869
Earnings Per Share	3.12	2.80	2.73
Dividends Per Share	1.58	1.50	1.44
Total Capital	69,715	66,571	63,799
Total Deposits	416,533	413,800	397,867
Total Assets	580,793	569,821	575,688
ROA	1.15%	1.07%	1.03%
ROE	9.75%	9.15%	9.23%

Promotions & Appointments



Greg D. Misterman
Executive Vice President,
Corporate Lending Division Head



Stanley H. Cohen
Senior Vice President,
Retail Banking Division Head



Robert P. Heim
Senior Vice President,
Operations Division Head



Richard P. Rossi
Senior Vice President,
Human Resources Division Head



Patrick Scanlon
Senior Vice President,
Finance Division Head



Karen L. Thomas
Senior Vice President,
Marketing Manager



Paula A. Ralston Nenish
Director of Internal Audit



Ellen M. Swartz
Assistant Vice President



Frank Doyle
Central Loan Processing Manager



Carl J. Pettinato
Trust Investment Officer



Carla Olenchak
Trust Operations Manager

Management's Letter



D. William Hume and Craig W. Best

Dear Shareholders,

We are very pleased to share with you our Annual Report for 2007, a year reflecting continued progress in the execution of our long-term strategic plan and producing some very positive trends for our Company.

Earnings for the twelve months ended December 31, 2007 increased $690,000 or 11.48% to $6.7 million compared to $6.0 million earned in 2006. This earnings improvement includes a one-time before-tax charge of $497,000 in the fourth quarter to indemnify VISA, Inc. Upon successful completion of an anticipated public offering by VISA in 2008, our Company expects the value of our VISA shares to exceed the aggregate amount of this charge.

A major component of our increased earnings was an increase in our net interest income to $21.6 million in 2007 from $20.9 million in 2006. Our taxable equivalent percentage margin improved to 3.92% in 2007 from 3.89% in 2006 and was driven primarily by an increase in net loans to $399.9 million in 2007 from $365.7 million in 2006. This 9.4% loan growth was driven primarily by an increase in residential and commercial real estate lending, none of which would be classified as sub-prime or alternative lending.

Another area of significant revenue improvement was our increase in deposit fees of 17.91% to $1.0 million in 2007 from $860,000 in 2006. This increase in deposit revenue results from the continued success of our new checking account products which increased net checking accounts to 17,400 in 2007 from 15,800 at the end of 2006.

Asset quality continues to be strong. For 2007, non-accrual loans as a percentage of total loans was at .40%, down from .86% in 2006. Net charge-offs as a percentage of average loans remained low at only .04%. Even with this improvement in asset quality, management felt it prudent, given the recent credit volatility in the banking industry, to increase our allowance for loan losses to $4.7 million, or 1.16% of average loans, in 2007 from $4.2 million, or 1.14% of average loans, in 2006.

Throughout the year, our employees continue to make improvement in our core competencies. Significant changes have been completed to improve service and response times to our commercial and small business customers. Our formal credit department was established to assist our lenders in underwriting new business opportunities and managing their commercial loan portfolios.

In July, the Board of Directors approved our Network Optimization Plan. This plan lays out the continual improvement of our distribution system through major renovations of key existing facilities and the orderly expansion into new markets.

Our payment services and merchant processing group recorded their first increase in year-over-year revenue over the last five years. This was accomplished by restructuring the way we develop new merchant relationships and expanding our product offering to include remote deposit capture and check guarantee services.

Penn Security Bank and Trust Company has been a part of the communities we serve for more than 100 years. The successes our Company has enjoyed would not have been possible without the support of our customers who live and work in these communities. Our Company and our employees are committed to help make these communities better places to live with charitable donations and thousands of hours of volunteer service to numerous local non-profit organizations. We are proud to report 2007 is the second consecutive year our employees have provided record contributions to these worthwhile organizations.

The ability of our Company to show continued improvements in both earnings and growth is due to the effort and dedication our employees have demonstrated to our Company, our customers and to you, our shareholders. On the following pages you will see many of the promotions and appointments our employees received during the year.

Sincerely yours,

Craig W. Best	D. William Hume
President & CEO	Chairman of the Board

Basket Project Proceeds to Benefit the United Way of Lackawanna County


150
Penn Security
BANK & TRUST COMPANY
MEMBER FDIC
DATE
PAY TO THE ORDER OF
$
MEMO
112090 33567 1002 99889 4451

Penn Security Bank is a strong supporter of the United Way of Lackawanna County. Darlene Pehanick, Benefits Coordinator for the bank's Human Resources Department coordinated an employee basket raffle that raised over $11,000 for the 2007 campaign. This amount was in addition to regular employee pledges and the bank's corporate pledge. Shown left to right are Darlene Pehanick with Gary Drapek and Tom Coleman, of the United Way.

"Athena Award"

Personal Banker, Denise M. Cebular, received the 2007 "Athena Award" at the Pocono Mountains Chamber of Commerce annual dinner. The award honors women for professional excellence, community service and for assisting women in the attainment of professional elegance.



Community Projects & Sponsorships

Junior Achievement

Penn Security Bank supported program funding for Junior Achievement of NEPA by making a donation under the Educational Improvement Tax Credit Program administered through the PA Department of Community & Economic Development. Shown at right are Peter Moylan with Barbara Vitcosky, of Junior Acheivement.



North Scranton Rotarian Working to Eradicate Polio



Joseph Loughman, a member of the Rotary Club of North Scranton, recently traveled to Nigeria to assist Rotary International in immunizing the children of that country against polio. The goal is for Nigeria to be Polio-free by 2009. This picture shows Mr. Loughman, along with members of the North Scranton Rotarians, presenting Penn Security bags to the villagers from Nigeria.

Company Stand Project to Benefit the Women's Resource Center


COMPANY STAND

Penn Security Bank employees showed their community spirit by collecting new baby items for the Women's Resource Center in Scranton. The response by employees was outstanding – five boxes of baby items were collected and presented to the Women's Resource Center at the monthly luncheon meeting of the Women's Network of the Greater Scranton Chamber of Commerce. Shown left to right are Marie Luciani, Karrie Vitaletti, Denise Doran, Deborah A. Wright, Ellen M. Swartz and Karen L. Thomas.

United Way Car Show to Benefit the Women's Resource Center

Penn Security Bank's Green Ridge Office held the 1st Annual Green Ridge Classic Car Show. Over 50 cars registered for the event which benefited the Women's Resource Center; a non-profit organization that provides programs and service to support women and children who are victims of domestic and sexual violence. Shown left to right are Dominick P. Gianuzzi, Karrie Vitaletti, Sharon L. Thauer, Stanley H. Cohen, Beth S. Wolff, Michael Brunetti, Peg Ruddy, Frank Gardner and Bert Petroski.


FREE GIF

Officers

Executive Officers

Craig W. Best
President and CEO

Richard E. Grimm
Executive Vice President,
Treasurer and Cashier,
Credit Division Head

Andrew A. Kettel, Jr.
Executive Vice President,
Private Banking Division Head

Greg D. Misterman
Executive Vice President,
Corporate Lending Division Head

William J. Calpin, Jr.
Senior Vice President,
Trust Services Manager

Stanley H. Cohen
Senior Vice President,
Retail Banking Division Head

Robert P. Heim
Senior Vice President,
Operations Division Head

Richard P. Rossi
Senior Vice President,
Human Resources Division Head

Patrick Scanlon
Senior Vice President,
Finance Division Head

Lynn Peters Thiel
Senior Vice President,
Planning and Development Division Head

Karen L. Thomas
Senior Vice President,
Marketing Manager

P. Frank Kozik
Secretary

Company Officers

VICE PRESIDENTS

Denise M. Cebular
Private Banking Officer

J. Patrick Dietz
Small Business Relationship Officer

Michael G. Ostermayer
Chief Investment Officer, Trust Services

Paula A. Ralston Nenish
Director of Internal Audit

James Tobin
Charge Card Manager

Edward R. Walsh
Asset Recovery and Loan Review Officer

Deborah A. Wright
Private Banking Officer

ASSISTANT VICE PRESIDENTS

John R. Anderson III
Financial Analyst/Asset Liability Officer

Carl M. Baruffaldi

Mark M. Bennett
and Assistant Secretary

Carol Curtis McMullen
Assistant Trust Officer and
Assistant Secretary

Paula M. DePeters
and Assistant Treasurer

Pamela J. Edwards

Frank Gardner

Linda Gardner

Dominick P. Gianuzzi

Susan T. Holweg

Robin L. Jenkins

Lisa A. Kearney
Mortgage Loan Underwriter

Susan A. Kopp

Louis J. Rizzo

Elisa R. Rosario

Aleta Sebastianelli
and Assistant Secretary

Jeffrey Solimine
Consumer Loan Underwriter

Ellen M. Swartz

Jennifer S. Wohlgemuth

Beth S. Wolff
New Account Product Manager

Mark J. Zakoski

ASSISTANT CASHIER

Candace F. Quick

ASSISTANT CHARGE CARD MANAGER

Eileen Yanchak

ASSISTANT CONTROLLER

Susan M. Bray
and Assistant Treasurer

ASSISTANT TRUST OFFICER

Kristen R. Noll

BRANCH OPERATION AND TRAINING OFFICER

Linda Derenick

CENTRAL LOAN PROCESSING MANAGER

Frank Doyle

COLLECTIONS OFFICER

Robert E. Diehl

COMPUTER OPERATIONS OFFICER

Charles Penn

CUSTOMER SERVICE OFFICERS

Terry A. Beilman

Denise A. Belton

Barbara Garofoli

Linda M. Happe

Kimberly A. Kelly

Jennifer Lee

Nereida Santiago

Sharon L. Thauer

Melissa M. Wicksnes

DIRECTOR OF SYSTEMS / NETWORKING

Robert J. Saslo

ELECTRONIC BANKING MANAGER

Patricia Pliske

LOAN SERVICING MANAGER

Carol J. Ives

MERCHANT RELATIONSHIP MANAGER

Jill M. Ross

MERCHANT RELATIONSHIP OFFICER

Douglas R. Duguay

OPERATIONS SPECIALIST

Patricia A. Wilmot

STUDENT LOAN OFFICER

JoAnn M. Bevilacqua

TAX & CORPORATE TRUST OFFICER

Robert W. McDonald

TRUST INVESTMENT OFFICER

Carl J. Pettinato

TRUST OPERATIONS MANAGER

Carla Olenchak

FACILITIES MANAGER

Frank J. Schraner

Penseco Financial Services Corporation and Penn Security Bank and Trust Company

BOARD OF DIRECTORS

Craig W. Best
President and CEO

Edwin J. Butler
Retired Bank Officer

Richard E. Grimm
Executive Vice President, Treasurer and Cashier Credit Division Head

Russell C. Hazelton
Retired Captain, Trans World Airlines

D. William Hume
Chairman of the Board, Retired Bank Officer

James G. Keisling
Chairman CPG International, Inc. and Vycom Corp., Manufacturers of Plastic Sheet Products

P. Frank Kozik
President and CEO, Scranton Craftsmen, Inc., Manufacturer of Ornamental Iron and Precast Concrete Products

Robert W. Naismith, Ph.D.
Chairman and CEO, Roosevelt Capital Partners, LLC

James B. Nicholas
President, D. G. Nicholas Co., Wholesale Auto Parts Company

Emily S. Perry
Retired Insurance Account Executive and Community Volunteer

Sandra C. Phillips
Penn State Master Gardener and Community Volunteer

Otto P. Robinson, Jr.
Attorney-at-Law, General Counsel and Retired Bank Officer

Steven L. Weinberger
President of G. Weinberger Company, Mechanical Contractor Specializing in Commercial & Industrial Construction

Penn Security Bank and Trust Company

ADVISORY BOARDS

ABINGTON OFFICE
James L. Burne, DDS
Keith Eckel
Richard C. Florey
Susan T. Holweg
Attorney Patrick J. Lavelle
Sandra C. Phillips

EAST SCRANTON OFFICE
Marie W. Allen
J. Conrad Bosley
Frank Gardner
Judge Carmen Minora
Mark R. Sarno

EAST STROUDSBURG OFFICE
Robert J. Dillman, Ph.D.
Elisa R. Rosario
Attorney Kirby Upright
Jeffrey Weichel

GREEN RIDGE OFFICE
Joseph N. Connor
Dominick P. Gianuzzi
Everett Jones
George Noone

MOUNT POCONO OFFICE
Francis Cappelloni
Robert C. Hay
Susan A. Kopp
David Lansdowne

NORTH POCONO OFFICE
Jacqueline A. Carling
Anthony J. Descipio
George F. Edwards, Jr.
Pamela J. Edwards
James A. Forti
Attorney David Z. Smith

SOUTH SIDE OFFICE
Attorney Zygmunt R. Bialkowski, Jr.
Michael P. Brown
Lois Ferrari
Jeffrey J. Leventhal
Sharon L. Thauer
Ted M. Stampien, DDS

Customer Services

Penseco Financial Services Corporation is the holding Company for Penn Security Bank & Trust Company through which we provide the following banking services:

DEPOSIT ACCOUNTS

All Purpose Clubs
Certificates of Deposit
Holiday Clubs
Checking Accounts
Individual Retirement Accounts
Money Market Accounts
NOW Accounts
Savings Accounts
Vacation Clubs

LENDING

Automobile Loans
Business Loans
Collateral Loans
Commercial Equipment Leasing
Construction Loans
Cosmic Card (Debit Card)
Credit Lines
Educational Loans
Home Equity Loans
Home Repair and Remodeling Loans
Installment Loans
MasterCard and VISA (Credit Card)
Mortgage Loans (Residential and Commercial)
Personal Loans

OTHER SERVICES

ATM Services
Bank Money Orders
Cash Management
Cashier's Checks
Direct Deposit of Recurring Payments
Foreign Remittance
Internet Banking
Investor Services
(a) Brokerage
(b) Insurance
Merchant Card Service
Night Depository
Repurchase Agreements
Remote Deposit
Safe Deposit Boxes
Travelers Checks
Trust Department Services
(a) Administrator
(b) Agent
(c) Custodian and Trustee for Pension Plans
(d) Executor
(e) Trustee
(f) Trustee for Public Bond Issues
U.S. Savings Bonds

OTHER ATM LOCATIONS

DRIVE-UP ATM

Meadow Avenue & Hemlock Street
Scranton, PA

WALK-UP ATMs

CONVENIENT FOOD MART

Wyoming & Mulberry Streets
Scranton, PA

DINO & FRANCESCO'S RESTAURANT

Birney Plaza
Moosic, PA

HILTON SCRANTON & CONFERENCE CENTER

100 Adams Avenue
Scranton, PA

LACKAWANNA COLLEGE

501 Vine Street
Scranton, PA

METROPOLITAN LIFE INSURANCE COMPANY

1028 Morgan Highway
Clarks Summit, PA

METROPOLITAN LIFE INSURANCE COMPANY

50 Glenmaura Boulevard
Moosic, PA

RED BARN VILLAGE

Newton Ransom Boulevard
Newton, PA

SKYTOP LODGE

One Skytop Drive
Skytop, PA

WWW.PENNSECURITY.COM

BRANCH LOCATIONS (with ATMs)

ABINGTON
1100 Northern Boulevard
Clarks Summit, PA 18411
Susan T. Holweg, Manager
(570) 587-4898

CENTRAL CITY
150 North Washington Avenue
Scranton, PA 18503
Carl M. Baruffaldi, Manager
(570) 346-7741

EAST SCRANTON
Prescott Avenue & Ash Street
Scranton, PA 18510
Frank Gardner, Manager
(570) 342-9101

EAST STROUDSBURG
Route 209 & Route 447
East Stroudsburg, PA 18301
Elisa R. Rosario, Manager
(570) 420-0432

GOULDSBORO
Main & Second Streets
Gouldsboro, PA 18424
Robin L. Jenkins, Manager
(570) 842-6473

GREEN RIDGE
1901 Sanderson Avenue
Scranton, PA 18509
Dominick P. Gianuzzi, Manager
(570) 346-4695

MOUNT POCONO
Route 611 & Route 940
Mount Pocono, PA 18344
Susan A. Kopp, Manager
(570) 839-8732

NORTH POCONO
Main & Academy Streets
Moscow, PA 18444
Pamela J. Edwards, Manager
(570) 842-7626

SOUTH SCRANTON
526 Cedar Avenue
Scranton, PA 18505
Sharon L. Thauer, Acting Manager
(570) 343-1151

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

COMMISSION FILE NUMBER 000-23777

PENSECO FINANCIAL SERVICES CORPORATION

SCRANTON, PENNSYLVANIA
COMMONWEALTH OF PENNSYLVANIA
I.R.S. EMPLOYER IDENTIFICATION NUMBER 23-2939222
150 NORTH WASHINGTON AVENUE
SCRANTON, PENNSYLVANIA 18503-1848
TELEPHONE NUMBER 570-346-7741

SECURITIES REGISTERED UNDER
SECTION 12(g) OF THE ACT

Common Stock, Par Value $ .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a small reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Small reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No☒

The aggregate market value of the Company's voting stock held by non-affiliates of the registrant on June 30, 2007, based on the closing price of such stock on that date, equals approximately $69,985,208.

The number of shares of common stock outstanding as of February 8, 2008 equals 2,148,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Corporation's definitive proxy statement relating to the 2008 Annual Meeting of Stockholders, to be held on May 6, 2008, are incorporated by reference in Part III.

PENSECO FINANCIAL SERVICES CORPORATION

PART I

ITEM 1 BUSINESS

GENERAL

PENSECO FINANCIAL SERVICES CORPORATION, (the "Company"), which is headquartered in Scranton, Pennsylvania, was formed under the general corporation laws of the State of Pennsylvania in 1997 and is registered as a financial holding company. The Company became a holding company upon the acquisition of all of the outstanding shares of Penn Security Bank and Trust Company (the "Bank"), a state-chartered bank, on December 31, 1997. The Company is subject to supervision by the Federal Reserve Board. The Bank, as a state-chartered financial institution, is subject to supervision, regulation and examination by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The Company's principal banking office is located at 150 North Washington Avenue, Scranton, Pennsylvania, containing trust, investor services, marketing, audit, credit card, human resources, executive, data processing, central loan processing and central bookkeeping offices. There are eight additional offices.

Through its banking subsidiary, the Company generates interest income from its outstanding loans receivable and its investment portfolio. Other income is generated primarily from merchant transaction fees, trust fees and service charges on deposit accounts. The Company's primary costs are interest paid on deposits and borrowings and general operating expenses. The Bank provides a variety of commercial and retail banking services to business and professional customers, as well as retail customers, on a personalized basis. The Bank's primary lending products are real estate, commercial and consumer loans. The Bank also offers ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. The Bank's primary deposit products are savings and demand deposit accounts and certificates of deposit. The Company also offers collateralized repurchase agreements that have a one day maturity, as an alternative deposit option for its customers.

The Bank has a third party marketing agreement with National Financial Services that allows the Bank to offer a full range of securities, brokerage and annuity sales to its customers. The Investor Services division is located in the headquarters building and the services are offered throughout the entire branch system.

The Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are not materially affected by seasonal changes or by Federal, state or local environmental laws or regulations.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Penseco Financial Services Corporation. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Penseco Financial Services Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Penseco Financial Services Corporation and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Penseco Financial Services Corporation's market area, changes in real estate market values in Penseco Financial Services Corporation's market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1 A to this Annual Report on Form 10-K titled "Risk Factors" below.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Penseco Financial Services Corporation does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this Annual Report to "Company," "we," "us" and "our" refer to Penseco Financial Services Corporation and its subsidiary.

ITEM 1A RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Credit Risk

Changes in the credit quality of our loan portfolio may impact the level of our allowance for loan losses.

We make various judgments about the collectibility of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss and delinquency experience, and we evaluate economic conditions. If our judgments are incorrect, our allowance for loan losses may not be sufficient to cover future losses, which will result in additions to our allowance through increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Increased provisions for loan losses would increase our expenses and reduce our profits.

Nonetheless, to the best of management's knowledge, there are also no particular risk elements in the local economy that put a group or category of loans at increased risk. The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

Market Risk

Changes in interest rates could affect our investment values and net interest income which could hurt our profits.

At December 31, 2007, the Company owned approximately $77.3 million of marketable securities available for sale. These securities are carried at fair value on the consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, is reflected in stockholders' equity, net of deferred taxes. As of December 31, 2007, the Company's available for sale marketable securities portfolio had a net unrealized gain, net of taxes, of $954 thousand. The fair value of the Company's available for sale marketable securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The Company continually monitors the relationship of its interest rate sensitive assets and liabilities through its Asset/Liability Committee.

Strong competition within our market could hurt our profits and inhibit growth.

The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

Compliance

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and, as such, is subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("FRB"). The Company is required to file quarterly reports of its operations with the FRB.

As a financial holding company, the Company is permitted to engage in banking-related activities as authorized by the FRB, directly or through subsidiaries or by acquiring companies already established in such activities subject to the FRB regulations relating to those activities.

Our banking subsidiary, Penn Security Bank and Trust Company, as a Pennsylvania state-chartered financial institution, is subject to supervision, regulation and examination by the Commonwealth of Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the Bank's deposits to the maximum extent permitted by law.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory actions, may have a material impact on our operations.

Operational Risk

The Company needs to continually attract and retain qualified personnel for its operations.

High quality customer service, as well as efficient and profitable operations, are dependent on the Company's ability to attract and retain qualified individuals for key positions within the organization. The Company has successfully recruited several individuals for management positions in recent years. As of December 31, 2007, the Company employed 165 full-time equivalent employees. The employees of the Company are not represented by any collective bargaining group. Management of the Company considers relations with its employees to be good.

Our operations could be affected if we do not have access to modern and reliable technology.

The Company operates in a highly-automated environment, wherein almost all transactions are processed by computer software to produce results. To remain competitive, the Company must continually evaluate the adequacy of its data processing capabilities and make revisions as needed.

The Company regularly tests its ability to restore data capabilities in the event of a natural disaster, sustained power failure or other inability to utilize its primary systems.

Liquidity Risk

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

Our costs of providing non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

ITEM 1B UNRESOLVED STAFF COMMENTS
None

ITEM 2 PROPERTIES

There are nine offices positioned throughout the greater Northeastern Pennsylvania region. They are located in the South Scranton, East Scranton, Green Ridge, and Central City sections of Scranton, the Borough of Moscow, the Town of Gouldsboro, South Abington Township, the Borough of Mount Pocono and the Borough of East Stroudsburg at Eagle Valley Corners. Through these offices, the Company provides a full range of banking and trust services primarily to Lackawanna, Wayne, Monroe and the surrounding counties. All offices are owned by the Bank or through a wholly owned subsidiary of the Bank, Penseco Realty, Inc., with the exception of the Mount Pocono Office, which is owned by the Bank but is located on land occupied under a long-term lease. The Company also owns property in the Borough of Dalton, Lackawanna County, to use for potential future expansion.

The principal office, located at the corner of North Washington Avenue and Spruce Street in the "Central City" of Scranton's business district, houses the operations, trust, investor services, marketing, credit card and audit departments as well as the Company's executive offices. Several remote ATM locations are leased by the Bank, which are located throughout Northeastern Pennsylvania. All branches and ATM locations are equipped with closed circuit television monitoring.

ITEM 3 LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company and its subsidiary, as to which the Company or subsidiary is a party or of which any of their property is subject.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted by the Company to its shareholders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year covered by this report.

Part II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

This Form 10-K is the Company's annual disclosure statement as required under Section 13 or 15(d) of the Securities Exchange Act of 1934. Questions may be directed to any branch location of the Company or by contacting the Controller's office at:

Patrick Scanlon, Senior Vice President, Controller
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848
1-800-327-0394

Management of the Company is aware of the following securities dealers who make a market in the Company stock:

Boenning & Scattergood, Inc.
Ferris, Baker, Watts, Inc.
Hill Thompson Magid & Company, Inc.
Hudson Securities, Inc..
Janney Montgomery Scott, LLC
Jefferies & Company, Inc.
Knight Equity Markets, LP
Monroe Securities, Inc.
Stifel, Nicolaus & Company, Inc.

The Company's capital stock is traded on the "Over-the-Counter" BULLETIN BOARD under the symbol "PFNS". The following table sets forth the price range together with dividends paid for each of the past two years. These quotations do not necessarily reflect the value of actual transactions.

2007	High	Low	Dividends Paid Per Share
First Quarter	$ 43	$ 38	$ .37
Second Quarter	40	37	.37
Third Quarter	38	36	.37
Fourth Quarter	40	34	.47
			$ 1.58

2006	High	Low	Dividends Paid Per Share
First Quarter	$ 46	$ 41	$ .35
Second Quarter	45	42	.35
Third Quarter	43	41	.35
Fourth Quarter	44	41	.45
			$ 1.50

As of February 8, 2008 there were approximately 874 stockholders of the Company based on the number of holders of record. Reference should be made to the information about the Company's dividend policy and regulatory guidelines on pages 18 and 44.

TRANSFER AGENT

Penn Security Bank and Trust Company, Trust Department, 150 North Washington Avenue, Scranton, Pennsylvania 18503-1848. Stockholders' questions should be directed to the Bank's Trust Department at 570-346-7741.

PENSECO FINANCIAL SERVICES CORPORATION

The following line graph sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five fiscal years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the investment period. The Company's cumulative shareholder return based on an investment of $100 at the beginning of the five-year period beginning December 31, 2002 is compared to the cumulative total return of the Russell 2000 Index ("Russell 2000") and the SNL Securities Northeast Quadrant Pink Sheet Banks Index ("Pink Banks"), which more closely reflects the Company's peer group. The yearly points marked on the horizontal axis of the graph correspond to December 31st of that year.



Total Return Performance
Penseco Financial Services Corporation
Russell 2000
SNL Northeast OTC-BB & Pink Banks Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Penseco Financial Services Corporation	$ 100.00	$ 121.32	$ 128.72	$ 133.18	$ 140.38	$ 135.19
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Northeast OTC-BB and Pink Banks	100.00	145.85	169.92	169.40	175.06	170.48

ITEM 6 SELECTED FINANCIAL DATA
(in thousands, except per share amounts)

RESULTS OF OPERATIONS:

	2007	2006	2005	2004	2003
Interest Income	$ 34,329	$ 31,922	$ 28,170	$ 25,385	$ 26,014
Interest Expense	12,739	11,054	8,580	7,579	8,228
Net Interest Income	21,590	20,868	19,590	17,806	17,786
Provision for Loan Losses	657	433	263	144	476
Net Interest Income after Provision for Loan Losses	20,933	20,435	19,327	17,662	17,310
Other Income	8,720	8,205	8,874	9,594	10,743
Other Expenses	21,331	21,037	20,719	20,584	20,454
Income Taxes	1,624	1,595	1,613	1,071	1,628
Net Income	$ 6,698	$ 6,008	$ 5,869	$ 5,601	$ 5,971
BALANCE SHEET AMOUNTS:					
Assets	$ 580,793	$ 569,821	$ 575,688	$ 563,708	$ 584,590
Investment Securities	$ 145,448	$ 166,080	$ 229,957	$ 262,678	$ 293,125
Net Loans	$ 399,939	$ 365,722	$ 317,562	$ 276,576	$ 236,882
Deposits	$ 416,533	$ 413,800	$ 397,867	$ 395,301	$ 407,944
Long-Term Borrowings	$ 55,966	$ 65,853	$ 75,401	$ 84,620	$ 93,523
Stockholders' Equity	$ 69,715	$ 66,571	$ 63,799	$ 62,376	$ 60,807
PER SHARE AMOUNTS:					
Earnings per Share	$ 3.12	$ 2.80	$ 2.73	$ 2.61	$ 2.78
Dividends per Share	$ 1.58	$ 1.50	$ 1.44	$ 1.35	$ 1.35
Book Value per Share	$ 32.45	$ 30.99	$ 29.70	$ 29.04	$ 28.31
Common Shares Outstanding	2,148,000	2,148,000	2,148,000	2,148,000	2,148,000
FINANCIAL RATIOS:					
Net Interest Margin	3.92%	3.89%	3.57%	3.18%	3.24%
Return on Average Assets	1.15%	1.07%	1.03%	.96%	1.05%
Return on Average Equity	9.75%	9.15%	9.23%	9.11%	9.87%
Average Equity to Average Asset	11.81%	11.68%	11.19%	10.57%	10.59%
Dividend Payout Ratio	50.64%	53.57%	52.75%	51.72%	48.56%

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition of the Company and the results of its operations. This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. All information is presented in thousands of dollars, except as indicated.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Provision (allowance) for possible loan losses - The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgment, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

Actuarial assumptions associated with pension, post-retirement and other employee benefit plans - These assumptions include discount rate, rate of future compensation increases and expected return on plan assets.

Provision for income taxes - Management believes that the assumptions and judgments used to record tax related assets or liabilities have been appropriate.

Fair value of certain investment securities - Fair value of investment securities are based on quoted market prices.

Loan servicing rights - Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

Premium amortization - The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

SUMMARY

Net earnings for 2007 totaled $6,698, an increase of $690 or 11.5% from the $6,008 earned in 2006, which was an increase of $139 or 2.4% from the $5,869 earned in 2005. Net earnings per share were $3.12 in 2007, compared with $2.80 in 2006 and $2.73 in 2005. Earnings for 2007 were impacted by a fourth quarter charge, related to lawsuits against VISA Inc., which VISA member banks must recognize as a contingent liability to indemnify VISA Inc. as described further herein. Currently, the Company holds 78,122 shares of VISA class USA common stock. The Company recorded a total expense of $497, which is $328 net of tax, or $0.15 per share. Upon successful completion of an anticipated public offering by VISA Inc. in 2008, the Company expects the value on its converted shares to exceed the aggregate amount of these charges. Net earnings for 2007 increased from 2006 mainly due to higher interest income from strong loan demand experienced during 2007. This was offset by a higher provision for loan losses, as well as, increased operating expenses. Income taxes were slightly higher than year ago levels. Net income for 2006 increased $139 or 2.4% compared with 2005. Net earnings for 2006 increased from 2005 mainly due to higher interest income from strong loan demand experienced during 2006. This was offset by a higher provision for loan losses and lower non-interest income. Income taxes were lower largely from increased tax free income. During 2006, the Company recorded a Voluntary Early Retirement Initiative (VERI) charge of $1,119, which was partially offset by securities gains of $319. These items reduced net income in 2006 by $528, net of tax, or $0.25 per share.

The Company's return on average assets was 1.15% in 2007 compared to 1.07% in 2006 and 1.03% in 2005. Return on average equity was 9.75%, 9.15% and 9.23% in 2007, 2006 and 2005, respectively.

RESULTS OF OPERATIONS

Net Interest Income

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings.

Net interest income increased $.7 million or 3.3% to $21.6 million for 2007 compared to $20.9 million for 2006. Loan interest income was higher overall for 2007 due to increases in the volume of new loans. Investment income decreased due in part to the return of principal on the Mortgage-Backed Securities portfolio and maturities of U.S. Agency Securities. The proceeds were used to fund loan demand. Interest expense for 2007 increased $1.6 million or 14.4% to $12.7 million for 2007 compared to $11.1 million in 2006. The increase is primarily due to competitive market pressures to pay higher rates.

Net interest income increased $1.3 million or 6.6% to $20.9 million for 2006 compared to $19.6 million for 2005. Loan interest income was higher overall for 2006 due to increases in the volume of new loans and interest rates. Investment income decreased due in part to the return of principal on the Mortgage-Backed Securities portfolio and maturities of U.S. Agency Securities. The proceeds were used to fund loan demand. Interest expense for 2006 increased $2.5 million or 29.1% to $11.1 million for 2006 compared to $8.6 million in 2005. The increase is primarily due to increases in interest rates through 2006.

Net interest income, when expressed as a percentage of average interest-earning assets, is referred to as net interest margin. The Company's net interest margin for the year ended December 31, 2007 was 3.92% compared with 3.89% for the year ended December 31, 2006 and 3.57% for the year ended December 31, 2005.

Interest income in 2007 totaled $34.3 million, compared to $31.9 million in 2006, an increase of $2.4 million or 7.5%. The tax equivalent yield on average interest-earning assets increased to 6.50% in 2007, compared to 6.20% in 2006. Average interest-earning assets increased in 2007 to $551.3 million from $536.9 million in 2006. Average loans, which are typically the Company's highest yielding earning assets, increased $46.0 million or 13.5% in 2007. Average loans represented 70.0% of 2007 average interest-earning assets, compared to 63.3% in 2006. Income on loans increased $3.0 million or 12.8% in 2007, compared to an increase in loan income of $4.8 million or 25.8% during 2006. Investment securities decreased on average by $44.7 million or 23.0% to $149.4 million compared to $194.1 million in 2006. Income on investments declined $1.3 million or 15.5% to $7.1 million in 2007, from $8.4 million in 2006. Average earning assets, including BOLI, increased to 96.0% of average total assets for 2007 compared to 95.7% for the year ago period.

The average rate paid on interest-bearing liabilities increased during 2007 to 2.94%, compared to 2.63% in 2006.

Interest income in 2006 totalled $31.9 million, compared to $28.2 million in 2005, an increase of $3.7 million or 13.1%. The tax equivalent yield on average interest-earning assets increased to 6.20% in 2006, compared to 5.38% in 2005. Average interest-earning assets decreased in 2006 to $536.9 million from $548.2 million in 2005. Average loans, which are typically the Company's highest yielding earning assets, increased $42.0 million or 14.1% in 2006. Average loans represented 63.3% of 2006 average interest-earning assets, compared to 54.3% in 2005. Income on loans increased $4.8 million or 25.8% in 2006, compared to an increase in loan income of $5.0 million or 36.8% during 2005. Investment securities decreased on average by $43.0 million or 18.1% to $194.1 million compared to $237.1 million in 2005. Income on investments declined $.8 million or 8.7% to $8.4 million in 2006, from $9.2 million in 2005.

The average rate paid on interest-bearing liabilities during 2006 was 2.63%, compared to 2.06% in 2005.

The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY/INTEREST RATES AND INTEREST DIFFERENTIAL

The table below presents average weekly balances, interest income on a fully taxable equivalent basis and interest expense, as well as average rates earned and paid on the company's major asset and liability items for the year 2007, 2006 and 2005.

	2007			2006			2005		
ASSETS	Average Balance	Revenue Expense	Yield/ Rate	Average Balance	Revenue Expense	Yield/ Rate	Average Balance	Revenue Expense	Yield/ Rate
Investment Securities:									
Available-for-Sale									
U.S. Treasury securities	$ -	$ -	-%	$ -	$ -	-%	$ 1,849	$ 127	6.87 %
U.S. Agency obligations	38,992	1,824	4.68	83,355	3,186	3.82	116,429	3,650	3.13
States & political subdivision	31,098	1,385	6.75	24,851	1,114	6.79	23,873	1,006	6.38
Federal Home Loan Bank stock	3,948	248	6.28	4,738	232	4.90	4,907	143	2.91
Other	4,208	156	3.71	3,119	108	3.46	1,765	47	2.66
Held to Maturity:									
U.S. Agency obligations	41,866	1,907	4.56	48,801	2,174	4.45	59,036	2,631	4.46
States & political subdivisions	29,246	1,559	8.08	29,221	1,574	8.16	29,250	1,610	8.34
Loans, net of unearned income:									
Real estate mortgages	246,504	15,825	6.42	202,709	13,578	6.70	158,733	9,855	6.21
Commercial real estate	76,132	5,637	7.40	67,736	4,881	7.21	59,209	3,541	5.98
Commercial	23,036	1,928	8.37	31,690	2,131	6.72	42,820	2,782	6.50
Consumer and other	40,141	3,039	7.57	37,679	2,784	7.39	37,037	2,391	6.46
Federal funds sold	8,795	456	5.18	-	-	-	6,011	176	2.93
Interest on balances with banks	7,288	365	5.01	3,047	160	5.25	7,302	211	2.89
Total Interest Earning Assets/ Total Interest Income	551,254	$ 34,329	6.50%	536,946	$ 31,922	6.20%	548,221	$ 28,170	5.38%
Cash and due from banks	10,575			10,534			8,961		
Bank premises and equipment	9,609			9,427			9,184		
Accrued interest receivable	3,338			3,035			2,967		
Cash surrender value life insurance	7,199			1,125			-		
Other assets	4,067			5,118			2,663		
Less: Allowance for loan losses	4,328			3,895			3,686		
Total Assets	**$581,714**			**$ 562,290**			**$568,310**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand-Interest Bearing	$ 55,803	$ 570	1.02%	$ 49,753	$ 347	.70%	$ 32,821	$ 190	.58%
Savings	81,096	880	1.09	82,687	767	.93	88,823	566	.64
Money markets	93,089	2,851	3.06	83,349	2,225	2.67	84,115	1,246	1.48
Time-Over $100	41,146	2,010	4.89	32,692	1,408	4.31	26,088	808	3.10
Time-Other	74,923	3,064	4.09	77,551	2,865	3.69	77,434	2,210	2.85
Repurchase agreements	25,842	839	3.25	19,457	455	2.34	27,546	415	1.51
Short-term borrowings	1,254	62	4.94	3,466	189	5.45	378	19	5.03
Long-term borrowings	60,867	2,463	4.05	70,592	2,798	3.96	79,919	3,126	3.91
Total Interest Bearing Liabilities/ Total Interest Expense	434,020	$ 12,739	2.94%	419,547	$11,054	2.63%	417,124	$ 8,580	2.06%
Demand-Non-interest bearing	74,195			72,950			86,302		
All other liabilities	4,818			4,141			1,270		
Stockholders' equity	68,681			65,652			63,614		
Total Liabilities and Stockholders' Equity	**$581,714**			**$562,290**			**$568,310**		
Interest Spread			3.56%			3.57%			3.32%
Net Interest Income		$ 21,590			$ 20,868			$19,590	

FINANCIAL RATIOS

	2007	2006	2005
Net interest margin	3.92%	3.89%	3.57%
Return on average assets	1.15%	1.07%	1.03%
Return on average equity	9.75%	9.15%	9.23%
Average equity to average assets	11.81%	11.68%	11.19%
Dividend payout ratio	50.64%	53.57%	52.75%

DOLLAR AMOUNT OF CHANGE IN INTEREST INCOME AND INTEREST EXPENSE

	2007 compared to 2006	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Agency obligations	$ (1,362)	$ (1,695)	$ 717	$ (384)
	States & political subdivision	271	280	(7)	(2)
	Equity securities	64	(1)	73	(8)
	Held to Maturity:				
	U.S. Agency obligations	(267)	(309)	54	(12)
	States & political subdivisions	(15)	2	(17)	–
	Loans, net of unearned income:				
	Real estate mortgages	3,003	3,565	(487)	(75)
	Commercial	(203)	(582)	523	(144)
	Consumer and other	255	182	68	5
	Federal funds sold	456	–	–	456
	Interest bearing balances with banks	205	223	(7)	(11)
	Total Interest Income	2,407	1,665	917	(175)
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	223	42	159	22
	Savings	632	33	530	69
	Money markets	626	260	325	41
	Time-Over $100	602	364	190	48
	Time-Other	(320)	(523)	239	(36)
	Repurchase agreements	384	149	177	58
	Short-term borrowings	(127)	(121)	18	(24)
	Long-term borrowings	(335)	(385)	64	(14)
	Total Interest Expense	1,685	(181)	1,702	164
	Net Interest Income	**$ 722**	**$ 1,846**	**$ (785)**	**$ (339)**

	2006 compared to 2005				
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Treasury securities	$ (127)	$ (127)	$ (127)	$ 127
	U.S. Agency obligations	(464)	(1,035)	803	(232)
	States & political subdivision	108	33	64	11
	Equity securities	150	34	99	17
	Held to Maturity:				
	U.S. Agency obligations	(457)	(456)	(6)	5
	States & political subdivisions	(36)	(2)	(34)	–
	Loans, net of unearned income:				
	Real estate mortgages	5,063	3,229	1,482	352
	Commercial	(651)	(723)	94	(22)
	Consumer and other	393	41	344	8
	Federal funds sold	(176)	(176)	(176)	176
	Interest bearing balances with banks	(51)	(123)	172	(100)
	Total Interest Income	3,752	695	2,715	342
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	157	98	39	20
	Savings	(27)	(27)	–	–
	Money markets	979	(11)	1,001	(11)
	Time-Over $100	600	205	316	79
	Time-Other	883	46	822	15
	Repurchase agreements	40	(122)	229	(67)
	Short-term borrowings	170	155	2	13
	Long-term borrowings	(328)	(365)	40	(3)
	Total Interest Expense	2,474	(21)	2,449	46
	Net Interest Income	**$ 1,278**	**$ 716**	**$ 266**	**$ 296**

PROVISION FOR LOAN LOSSES

The provision for loan losses represents management's determination of the amount necessary to bring the allowance for loan losses to a level that management considers adequate to reflect the risk of future losses inherent in the Company's loan portfolio.

The provision for loan losses was $657 in 2007, an increase of 51.7% compared to $433 for 2006. The increase in the provision was due to the Company's increased loan portfolio, as well management's viewpoint in valuing the loan portfolio for loan losses as the economy appears to be slowing down.

The Company believes that the judgments used in establishing the allowance for loan losses are based on reliable information. In assessing the sufficiency of the allowance for loan losses, management considers, how well prior estimates have related to actual experience. The Company continually monitors the risk elements, historical rates and other data used in establishing the allowance on a periodic basis. The Company has not found it necessary to change the allowance by material amounts, which would call into question the reliability of the judgments used in its calculation.

There are also no particular risk elements in the local economy that put a group or category of loans at increased risk, however the Company has increased its portfolio of commercial loans, which typically bear a higher risk. These loans are typically secured by real estate to minimize this risk.

The process of determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan losses.

OTHER INCOME

The following table sets forth information by category of other income for the Company for the past three years:

Years Ended December 31,	2007	2006	2005
Trust department income	$ 1,535	$ 1,483	$ 1,479
Service charges on deposit accounts	1,014	860	940
Merchant transaction income	4,256	3,947	4,521
Other fee income	1,472	1,423	1,575
Bank owned life insurance	314	54	-
Other operating income	80	119	372
Realized gains (losses) on securities, net	49	319	(13)
Total Other Income	$ 8,720	$ 8,205	$ 8,874

Other income increased $515 or 6.3% to $8,720 during 2007, from $8,205 for the same period of 2006. Service charges on deposit accounts increased $154 or 17.9%, primarily due to increased service charge collections during 2007. Merchant transaction income increased $309 or 7.8%, mainly due to increased transaction volume and new business. Income from Bank owned life insurance, which was purchased in the fourth quarter of 2006, increased $260 to $314 in 2007 from $54 in 2006.

Other income declined $669 or 7.5% to $8,205 during 2006, from $8,874 for the same period of 2005. Service charges on deposit accounts decreased $80 or 8.5%, largely due to the implementation of the free checking program and accommodations to customers during the period of our software conversion during the first quarter of 2006. Merchant transaction income decreased $574 or 12.7%, mainly due to lower transaction volume. Other fee income declined $152 or 9.7%, including reduced brokerage income of $98 or 26.6%. Bank owned life insurance, purchased in the fourth quarter of 2006, generated $54 of income. Other operating income decreased $253, mainly due to Sunny Day income of $143 recorded in 2005. The Sunny Day income rebate program was discontinued in 2005. The Company realized a gain on the sale of securities of $319 which was used to partly offset the cost associated with the VERI program discussed earlier.

OTHER EXPENSES

VISA Contingency

In October 2007, Penn Security Bank & Trust Company, as a member of VISA U.S.A. Inc. received shares of restricted stock in VISA, Inc. (VISA) as a result of a global restructuring of VISA in preparation for an initial public offering in 2008.

In connection with this, VISA member banks are required to recognize a contingent obligation to indemnify VISA under its revised bylaws for potential losses arising from certain antitrust litigation, at the estimated fair value of such obligation, in accordance with FASB Interpretation No. 45. the Company recorded a $497 charge or $328, net of tax, in the fourth quarter of 2007. The Company will continue to monitor these litigation matters and record any change in the liability upon additional information becoming available. Upon successful completion of the anticipated public offering in 2008, VISA will establish an escrow account for the litigation, funded by a partial redemption of member shares for cash (limited to the amount of the obligation recorded). The Company expects that the value it will receive on these converted shares will exceed the aggregate amount of its fourth quarter charge.

The following table sets forth information by category of other expenses for the Company for the past three years:

Years Ended December 31,	2007	2006	2005
Salaries and employee benefits	$ 9,118	$ 10,315	$ 9,261
Expense of premises and equipment, net	2,586	2,397	2,455
Merchant transaction expenses	3,358	3,141	3,646
Other operating expenses	6,269	5,184	5,357
Total Other Expenses	$ 21,331	$ 21,037	$ 20,719

Total other expenses increased $294 or 1.4% to $21,331 during 2007 compared with $21,037 for the same period of 2006. Salaries and employee benefits decreased $1,197 or 11.6%, primarily due to a one time charge of $1,119 recorded in the fourth quarter of 2006 in connection with the VERI program. Merchant transaction expenses increased $217 or 6.9 %, due to increased transaction volume. Other operating expenses increased $1,085 or 20.9%, largely due to increases in advertising expense of $233 and contributions of $100, in addition to the $497 liability recorded for the VISA lawsuits discussed above, which is expected to be a one time charge.

Total other expenses increased $318 or 1.5% to $21,037 during 2006 compared with $20,719 for the same period of 2005. Salaries and employee benefits increased $1,054 or 11.4%, primarily due to the $1,119 expense recorded in the fourth quarter of 2006 in connection with the VERI program. Merchant transaction expenses decreased $505 or 13.9%, due to lower transaction volume. Other operating expenses decreased $173 or 3.2%, mostly from lower professional fees and general operating expenses.

INCOME TAXES

Federal income tax expense increased $29 or 1.8% to $1,624 in 2007 compared to $1,595 in 2006, due to increased operating income partly offset by higher tax-free income.

Federal income tax expense decreased $18 or 1.1% to $1,595 in 2006 compared to $1,613 in 2005, due to increased operating income offset by higher tax-free income.

The Company's effective income tax rate for 2007, 2006 and 2005 was 19.5%, 21.0 % and 21.6%, respectively.

The Company uses the asset and liability method of accounting for deferred income taxes. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. The Company evaluates the recoverability of deferred tax assets based on its ability to generate future profits. The Company employs budgeting and periodic reporting processes to continually monitor its progress. Historically, the Company has had sufficient profits for recovery of deferred tax benefits.

For further discussion pertaining to Federal income taxes, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Total assets increased $11.0 million or 1.9% during 2007 to $580.8 million at December 31, 2007 compared to $569.8 million at December 31, 2006. For the year ended December 31, 2006, total assets decreased $5.9 million or 1.0% to $569.8 million compared to $575.7 million at December 31, 2005.

INVESTMENT PORTFOLIO

The Company maintains a portfolio of investment securities to provide income and serve as a source of liquidity for its ongoing operations.

The following table presents the carrying value, by security type, for the Company's investment portfolio:

December 31,	2007	2006	2005
U.S. Agency obligations	$ 69,516	$ 99,247	$ 171,308
States & political subdivisions	68,714	59,471	50,887
Equity securities	7,218	7,362	7,762
Total Investment Securities	$ 145,448	$ 166,080	$ 229,957

LOAN PORTFOLIO

Details regarding the Company's loan portfolio for the past five years are as follows:

December 31,	2007	2006	2005	2004	2003
Real estate – construction and land development	$ 25,858	$ 23,714	$ 13,132	$ 6,805	$ 3,078
Real estate mortgages	318,437	284,323	227,853	196,149	172,964
Commercial	24,505	26,265	42,894	41,560	30,056
Credit card and related plans	3,324	3,282	3,152	2,872	2,403
Installment	26,542	25,532	26,293	25,679	25,855
Obligations of states & political subdivisions	5,973	6,806	8,038	7,111	6,026
Loans, net of unearned income	404,639	369,922	321,362	280,176	240,382
Less: Allowance for loan losses	4,700	4,200	3,800	3,600	3,500
Loans, net	$ 399,939	$ 365,722	$ 317,562	$ 276,576	$ 236,882

LOANS

Total net loans increased $34.2 million or 9.4% to $399.9 million at December 31, 2007 from $365.7 million at December 31, 2006. This increase is mainly due to strong loan demand with a mix of fixed and variable rate loans backed by real estate.

Total net loans increased $48.1 million or 15.1% to $365.7 million at December 31, 2006 from $317.6 million at December 31, 2005. This increase is mainly due to strong loan demand with a mix of fixed and variable rate loans backed by real estate.

LOAN QUALITY

The lending activities of the Company are guided by the comprehensive lending policy established by the Board of Directors. Loans must meet criteria which include consideration of the character, capacity and capital of the borrower, collateral provided for the loan, and prevailing economic conditions.

Regardless of credit standards, there is risk of loss inherent in every loan portfolio. The allowance for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as change in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions that may affect the borrower's ability to pay. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses is increased by periodic charges against earnings as a provision for loan losses, and decreased periodically by charge-offs of loans (or parts of loans) management has determined to be uncollectible, net of actual recoveries on loans previously charged-off.

NON-PERFORMING ASSETS

Non-performing assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and other real estate owned. The following table sets forth information regarding non-performing assets as of the dates indicated:

December 31,	2007	2006	2005	2004	2003
Non-accrual loans	$ 1,610	$ 3,180	$ 1,627	$ 1,991	$ 1,533
Loans past due 90 days or more and accruing					
Guaranteed student loans	408	251	152	253	169
Consumer loans	12	–	–	–	–
Secured by real estate	57	177	–	–	–
Credit card loans	2	6	21	13	3
Total non-performing loans	2,089	3,614	1,800	2,257	1,705
Other real estate owned	–	–	91	176	121
Total non-performing assets	$ 2,089	$ 3,614	$ 1,891	$ 2,433	$ 1,826

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loans on which the accrual of interest has been discontinued or reduced amounted to $1,610, $3,180, and $1,627 at December 31, 2007, 2006 and 2005, respectively. The decrease in 2007 was primarily due to the resolution of a single borrower relationship outstanding in 2006. If interest on those loans had been accrued, such income would have been $153, $209 and $264 for 2007, 2006 and 2005, respectively. Interest income on those loans, which is recorded only when received, amounted to $17, $10 and $27 for 2007, 2006 and 2005, respectively. There are no commitments to lend additional funds to borrowers whose loans are on non-accrual status.

The management process for evaluating the adequacy of the allowance for loan losses includes reviewing each month's loan committee reports which list all loans that do not meet certain internally developed criteria as to collateral adequacy, payment performance, economic conditions and overall credit risk. These reports also address the current status and actions in process on each listed loan. From this information, adjustments are made to the allowance for loan losses. Such adjustments include both specific loss allocation amounts and general provisions by loan category based on present and past collection experience, nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrower's ability to pay. As of December 31, 2007, there are no significant loans as to which management has serious doubt about their collectibility.

At December 31, 2007, 2006 and 2005, the Company did not have any loans specifically classified as impaired.

Most of the Company's lending activity is with customers located in the Company's geographic market area and repayment thereof is affected by economic conditions in this market area.

The Company does not engage in any sub-prime or ALT-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

LOAN LOSS EXPERIENCE

The following tables present the Company's loan loss experience during the periods indicated:

Years Ended December 31,	2007	2006	2005	2004	2003
Balance at beginning of year	$ 4,200	$ 3,800	$ 3,600	$ 3,500	$ 3,347
Charge-offs:					
Real estate mortgages	84	74	31	–	11
Commercial and all others	10	18	–	12	289
Credit card and related plans	66	49	68	34	51
Installment loans	5	26	14	7	4
Total charge-offs	165	167	113	53	355
Recoveries:					
Real estate mortgages	5	–	46	3	24
Commercial and all others	1	131	–	–	6
Credit card and related plans	1	3	3	2	2
Installment loans	1	–	1	4	–
Total recoveries	8	134	50	9	32
Net charge-offs	157	33	63	44	323
Provision charged to operations	657	433	263	144	476
Balance at End of Year	$ 4,700	$ 4,200	$ 3,800	$ 3,600	$ 3,500
Ratio of net charge-offs to average loans outstanding	0.04%	0.01%	0.02%	0.02%	0.12%

The allowance for loan losses is allocated as follows:

December 31,	2007		2006		2005		2004		2003	
	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)
Real estate mortgages	$ 1,200	85%	$ 1,200	83%	$ 1,200	75%	$ 1,100	72%	$ 1,100	73%
Commercial and all others	2,900	7	2,500	9	2,190	16	2,070	18	1,970	15
Credit card and related plans	300	1	250	1	185	1	180	1	180	1
Personal installment loans	300	7	250	7	225	8	250	9	250	11
Total	**$ 4,700**	**100%**	**$ 4,200**	**100%**	**$ 3,800**	**100%**	**$ 3,600**	**100%**	**$ 3,500**	**100%**

(1) - Percent of loans in each category to total loans

DEPOSITS

The primary source of funds to support the Company's operations is its deposit base. Company deposits increased $2.7 million to $416.5 million at December 31, 2007 from $413.8 million at December 31, 2006. Largely, the Company experienced growth in transaction accounts due to increased marketing efforts along with higher interest rates, offset by a decline in time deposits. Company deposits increased $15.9 million to $413.8 million at December 31, 2006 from $397.9 million at December 31, 2005. The Company experienced growth in money market accounts as well as time deposits.

The maturities of time deposits of $100,000 or more are as follows:

Three months or less	$ 11,826
Over three months through six months	8,750
Over six months through twelve months	7,792
Over twelve months	12,027
Total	$ 40,395

DIVIDEND POLICY

Payment of future dividends will be subject to the discretion of the Board of Directors and will depend upon the earnings of the Company, its financial condition, its capital requirements, its need for funds and other matters as the Board deems appropriate.

Dividends on the Company common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15.

ASSET/LIABILITY MANAGEMENT

The Company's policy is to match its level of rate-sensitive assets and rate-sensitive liabilities within a limited range, thereby reducing its exposure to interest rate fluctuations. While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate-sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences, or "gaps", provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A positive gap exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprise during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings when interest rates decline. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets may reprise during the period. In this case, a rising interest rate environment may inhibit earnings and declining interest rates may enhance earnings. However, because interest rates for different asset and liability products offered by financial institutions respond differently, the gap is only a general indicator of interest rate sensitivity.

LIQUIDITY

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

The Company remains in a highly liquid condition both in the short and long term. Sources of liquidity include the Company's U.S. Agency bond portfolios, additional deposits, and earnings, overnight loans to and from other companies (Federal Funds) and lines of credit at the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The Company is not a party to any commitments, guarantees or obligations that could materially affect its liquidity.

The Company offers collateralized repurchase agreements, which have a one day maturity, as an alternative deposit option for its customers. The Company also has long-term debt outstanding to the FHLB, which was used to purchase a Freddie Mac pool of residential mortgages, as described earlier in this report. At December 31, 2007, the Company had $178,490 of available borrowing capacity with the FHLB.

Subsequent to the Balance Sheet date, the Company purchased $25 million, 5% mortgage-backed securities using the proceeds from a series of long-term borrowings from the FHLB. The securities are expected to yield 5.16% based on average life expectancy for similar securities. The borrowings have maturities and rates ranging from 1 to 7 years and 2.61%-3.44%, respectively.

The transaction resulted in increases in the total assets and total liabilities of the Company from December 31, 2007 of approximately 4.3% and 4.9%, respectively.

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2007 and 2006 are as follows:

	2007	2006
Commitments to extend credit:		
Fixed rate	$ 40,105	$ 37,692
Variable rate	$ 78,868	$ 74,577
Standby letters of credit	$ 13,104	$ 15,061

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

RELATED PARTIES

The Company does not have any material transactions involving related persons or entities, other than traditional banking transactions, which are made on the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 2007, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $8,093.

CAPITAL RESOURCES

A strong capital position is important to the continued profitability of the Company and promotes depositor and investor confidence. The Company's capital provides a basis for future growth and expansion and also provides additional protection against unexpected losses.

Additional sources of capital would come from retained earnings from the operations of the Company and from the sale of additional shares of common stock. Management has no plans to offer additional shares of common stock at this time.

The Company's total risk-based capital ratio was 19.89% at December 31, 2007. The Company's risk-based capital ratio is more than the 10.00% ratio that Federal regulators use as the "well capitalized" threshold. This is the current criteria which the FDIC uses in determining the lowest insurance rate for deposit insurance. The Company's risk-based capital ratio is more than double the 8.00% limit which determines whether a company is "adequately capitalized". Under these rules, the Company could significantly increase its assets and still comply with these capital requirements without the necessity of increasing its equity capital.

The following table presents Stockholders' Equity of the Company for the past two years:

Year Ended December 31, 2007	2007	2006
Balance at beginning of year	$ 66,571	$ 63,799
Net income	6,698	6,008
Other comprehensive income	(160)	1,659
Cash dividends declared	(3,394)	(3,222)
Adjustments to initially apply FASB Statement No. 158 net of tax	-	(1,673)
Total Stockholders' Equity	$ 69,715	$ 66,571

ITEM 7A QUANTATIVE AND QUALATIVE DISCLOSURES ABOUT MARKET RISK

The Company currently does not enter into derivative financial instruments, which include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. However, the Company is party to traditional financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and letters of credit. These traditional instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include the standard GAP report and an interest rate shock simulation report. The Company has no market risk sensitive instruments held for trading purposes. It appears the Company's market risk is reasonable at this time.

The following table provides information about the Company's market rate sensitive instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g., DDA, interest checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based on the Company's historical experience, management's judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

MATURITIES AND SENSITIVITY OF MARKET RISK AS OF DECEMBER 31, 2007

The table below presents States and political subdivisions securities on a fully taxable equivalent basis.

	2008	2009	2010	2011	2012	Thereafter	Non-Rate Sensitive	Total	Fair Value
Assets									
Fixed interest rate securities:									
U.S. Agency obligations	$ 20,703	$ 11,584	$ 4,553	$ 3,344	$ 2,564	$ 10,952	$ –	$ 53,700	$ 53,358
Yield	*5.03%*	*5.08%*	*5.03%*	*5.03%*	*5.03%*	*5.03%*	–	*5.04%*	–
State & political subdivisions	–	7,196	8,975	13,050	7,333	32,160	–	68,714	70,423
Yield	–	*8.47%*	*8.51%*	*7.55%*	*7.60%*	*6.69%*	–	*7.44%*	–
Variable interest rate securities:									
U.S. Agency obligations	15,816	–	–	–	–	–	–	15,816	15,820
Yield	*5.77%*	–	–	–	–	–	–	*5.77%*	–
Federal Home Loan Bank stock	4,389	–	–	–	–	–	–	4,389	4,389
Yield	*6.25%*	–	–	–	–	–	–	*6.25%*	–
Other	–	–	–	–	–	2,829	–	2,829	2,829
Yield	–	–	–	–	–	*4.82%*	–	*4.82%*	–
Fixed interest rate loans:									
Real estate mortgages	66,448	41,623	27,655	19,561	13,314	25,054	–	193,655	194,643
Yield	*6.37%*	*6.29%*	*6.35%*	*6.35%*	*6.36%*	*6.59%*	–	*6.37%*	–
Commercial	1,286	1,148	4.24	298	436	1,507	–	5,099	5,079
Yield	*6.63%*	*5.91%*	*6.88%*	*7.14%*	*7.17%*	*7.51%*	–	*6.83%*	–
Consumer and other	5,894	1,553	956	562	452	7,080	–	16,497	16,460
Yield	*5.73%*	*7.5%*	*7.56%*	*7.37%*	*7.29%*	*6.32%*	–	*6.36%*	–
Variable interest rate loans:									
Real estate mortgages	134,308	2,656	6,495	4,156	2,921	104	–	150,640	151,409
Yield	*6.71%*	*7.22%*	*7.05%*	*6.47%*	*7.11%*	*7.55%*	–	*6.72%*	–
Commercial	14,730	61	383	4,232	–	–	–	19,406	19,330
Yield	*7.12%*	*7.35%*	*7.27%*	*6.71%*	–	–	–	*7.03%*	–
Consumer and other	16,465	93	98	103	2,583	–	–	19,342	19,298
Yield	*8.16%*	*8.03%*	*8.03%*	*8.03%*	*8.03%*	–	–	*8.15%*	–
Less: Allowance for loan losses	–	–	–	–	–	4,700	–	4,700	–
Interest bearing balances with banks	967	–	–	–	–	–	–	967	967
Yield	*3.25%*	–	–	–	–	–	–	*3.25%*	–
Cash surrender life insurance	7,368	–	–	–	–	–	–	7,368	7,368
Yield	*4.75%*	–	–	–	–	–	–	*4.75%*	–
Cash and due from banks	–	–	–	–	–	–	10,677	10,677	10,677
Other assets	–	–	–	–	–	–	16,394	16,394	–
Total Assets	**$ 288,374**	**$ 65,914**	**$ 49,539**	**$ 45,306**	**$ 29,603**	**$ 74,896**	**$ 27,071**	**$ 580,793**	**$ 572,050**
LIABILITIES AND STOCKHOLDERS' EQUITY									
Variable interest rate deposits:									
Demand-Interest bearing	$ 6,276	$ –	$ –	$ –	$ –	$ 48,543	$ –	$ 54,819	$ 54,819
Yield	*4.16%*	–	–	–	–	*.67%*	–	*1.07%*	–
Savings	15,543	–	–	–	–	64,511	–	80,054	80,054
Yield	*3.45%*	–	–	–	–	*.35%*	–	*.95%*	–
Money markets	103,294	–	–	–	–	–	–	103,924	103,924
Yield	*2.8%*	–	–	–	–	–	–	*2.80%*	–
Fixed interest rate deposits:									
Time-Over $100,000	28,368	5,626	5,456	318	424	203		40,395	40,528
Yield	*4.42%*	*4.94%*	*5.14%*	*5.41 %*	*4.43%*	*5.63%*		*4.61%*	
Time-Other	40,689	13,007	5,453	1,961	1,744	561		63,415	63,625
Yield	*3.93%*	*4.27%*	*4.33%*	*4.61%*	*4.79%*	*5.46%*		*4.09%*	
Demand-Non interest bearing	–	–	–	–	–	–	73,926	73,926	73,926
Repurchase agreements	20,492	–	–	–	–	–	–	20,492	20,453
Yield	*2.92%*	–	–	–	–	–	–	*2.92%*	–
Short-term borrowings	13,201	–	–	–	–	–	–	13,201	13,201
Yield	*3.38%*	–	–	–	–	–	–	*3.38%*	–
Long-term borrowings	8,780	8,612	6,634	6,116	6,361	19,463		55,966	56,028
Yield	*3.69%*	*3.74%*	*3.90%*	*3.98%*	*3.98%*	*4.63%*	–	*4.08%*	–
Other liabilities	–	–	–	–	–	–	4,886	4,886	–
Stockholders' equity	–	–	–	–	–	–	69,715	69,715	–
Total Liabilities and Stockholders' Equity	**$ 237,273**	**$ 27,245**	**$ 17,543**	**$ 8,395**	**$ 8,529**	**$ 133,281**	**$ 148,527**	**$ 580,793**	**$ 506,558**
Excess of assets (liabilities) Subject to interest rate change	**$ 51,101**	**$ 38,669**	**$ 31,996**	**$ 36,911**	**$ 21,074**	**$ 58,295**	**$ (121,456)**	**$ –**	

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
(in thousands, except per share amounts)

Consolidated Balance Sheets

December 31,	2007	2006
Cash and due from banks	$ 10,677	$ 12,999
Interest bearing balances with banks	967	1,779
Cash and Cash Equivalents	11,644	14,778
Investment securities:		
Available-for-sale, at fair value	77,328	91,705
Held-to-maturity (fair value of $69,491 and $75,120, respectively)	68,120	74,375
Total Investment Securities	145,448	166,080
Loans, net of unearned income	404,639	369,922
Less: Allowance for loan losses	4,700	4,200
Loans, Net	399,939	365,722
Bank premises and equipment	9,323	9,471
Other real estate owned	–	–
Accrued interest receivable	3,558	3,632
Cash surrender value of life insurance	7,368	7,054
Other assets	3,513	3,084
Total Assets	**$ 580,793**	**$ 569,821**
Deposits:		
Non-interest bearing	$ 73,926	$ 71,585
Interest bearing	342,607	342,215
Total Deposits	416,533	413,800
Other borrowed funds:		
Repurchase agreements	20,492	13,441
Short-term borrowings	13,201	5,486
Long-term borrowings	55,966	65,853
Accrued interest payable	1,498	1,472
Other liabilities	3,388	3,198
Total Liabilities	**511,078**	**503,250**
Common stock, $.01 par value, 15,000,000 shares authorized, 2,148,000 shares issued and outstanding	21	21
Surplus	10,819	10,819
Retained earnings	59,697	56,393
Accumulated other comprehensive income	(822)	(662)
Total Stockholders' Equity	**69,715**	**66,571**
Total Liabilities and Stockholders' Equity	**$ 580,793**	**$ 569,821**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended December 31,	*2007*	*2006*	*2005*
Interest and fees on loans	$ 26,429	$ 23,374	$ 18,569
Interest and dividends on investments:			
U.S. Treasury securities and U.S. Agency obligations	3,731	5,360	6,408
States & political subdivisions	2,944	2,688	2,616
Other securities	404	340	190
Interest on Federal funds sold	456	-	176
Interest on balances with banks	365	160	211
Total Interest Income	**34,329**	**31,922**	**28,170**
Interest on time deposits of $100,000 or more	2,010	1,408	808
Interest on other deposits	7,365	6,204	4,212
Interest on other borrowed funds	3,364	3,442	3,560
Total Interest Expense	**12,739**	**11,054**	**8,580**
Net Interest Income	**21,590**	**20,868**	**19,590**
Provision for loan losses	657	433	263
Net Interest Income After Provision for Loan Losses	**20,933**	**20,435**	**19,327**
Trust department income	1,535	1,483	1,479
Service charges on deposit accounts	1,014	860	940
Merchant transaction income	4,256	3,947	4,521
Other fee income	1,472	1,423	1,575
Bank-owned life insurance	314	54	–
Other operating income	80	119	372
Realized gains (losses) on securities, net	49	319	(13)
Total Other Income	**8,720**	**8,205**	**8,874**
Salaries and employee benefits	9,118	10,315	9,261
Expense of premises and equipment, net	2,586	2,397	2,455
Merchant transaction expenses	3,358	3,141	3,646
Other operating expenses	6,269	5,184	5,357
Total Other Expenses	**21,331**	**21,037**	**20,719**
Income before income taxes	8,322	7,603	7,482
Applicable income taxes	1,624	1,595	1,613
Net Income	**$ 6,698**	**$ 6,008**	**$ 5,869**
Earnings Per Share	**$ 3.12**	**$ 2.80**	**$ 2.73**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2007, 2006 and 2005

(in thousands, except per share amounts)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2004	$ 21	$ 10,819	$ 50,832	$ 704	$ 62,376
Comprehensive income:					
Net income, 2005	–	–	5,869	–	5,869
Other comprehensive income, net of tax					
Unrealized losses on securities,					
net of reclassification adjustment	–	–	–	(341)	(341)
Minimum pension liability adjustment	–	–	–	(1,011)	(1,011)
Other comprehensive income				(1,352)	(1,352)
Comprehensive income					4,517
Cash dividends declared ($1.44 per share)	–	–	(3,094)	–	(3,094)
Balance, December 31, 2005	21	10,819	53,607	(648)	63,799
Comprehensive income:					
Net income, 2006	–	–	6,008	–	6,008
Other comprehensive income, net of tax					
Unrealized gains on securities,					
net of reclassification adjustment	–	–	–	648	648
Minimum pension liability adjustment	–	–	–	1,011	1,011
Other comprehensive income				1,659	1,659
Comprehensive income					7,667
Cash dividends declared ($1.50 per share)	–	–	(3,222)	–	(3,222)
Adjustment to initially apply FASB Statement No. 158, net of tax	–	–	–	(1,673)	(1,673)
Balance, December 31, 2006	21	10,819	56,393	(662)	66,571
Comprehensive income:					
Net income, 2007	–	–	6,698	–	6,698
Other comprehensive income, net of tax					
Unrealized losses on securities,					
net of reclassification adjustment	–	–	–	(57)	(57)
Unrealized losses on employee benefit plans, net	–	–	–	(103)	(103)
Other comprehensive income				(160)	(160)
Comprehensive income					6,538
Cash dividends declared ($1.58 per share)	–	–	(3,394)	–	(3,394)
Balance, December 31, 2007	**$ 21**	**$ 10,819**	**$ 59,697**	**$ (822)**	**$ 69,715**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31,	**2007**	**2006**	**2005**
Net Income	$ 6,698	$ 6,008	$ 5,869
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	861	723	704
Provision for loan losses	657	433	263
Deferred income tax (benefit) provision	(344)	(254)	166
Amortization of securities (net of accretion)	366	419	1,379
Increase in cash surrender value of life insurance	(314)	(54)	–
Net realized (gains) losses on securities	(49)	(319)	13
(Gain) loss on other real estate	(19)	10	(46)
Gain on disposition of fixed assets	–	–	(5)
Decrease (increase) in interest receivable	74	(159)	(67)
(Increase) decrease in other assets	(36)	(304)	313
Decrease in income taxes payable	(14)	(4)	(442)
Increase in interest payable	26	211	375
Increase (decrease) in other liabilities	82	940	(29)
Net cash provided by operating activities	**7,988**	**7,650**	**8,493**
Purchase of investment securities available-for-sale	(21,412)	(25,770)	(47,526)
Proceeds from sales and maturities of investment securities available-for-sale	21,962	68,287	46,451
Proceeds from repayments of investment securities available-for-sale	13,779	15,028	19,140
Proceeds from repayments of investment securities to be held-to-maturity	5,899	7,213	12,746
Net loans originated	(34,950)	(48,676)	(41,550)
Proceeds from other real estate	95	164	432
Proceeds from sale of fixed assets	–	–	10
Investment in premises and equipment	(713)	(741)	(929)
Purchase of life insurance policies	–	(7,000)	–
Net cash (used) provided by investing activities	**(15,340)**	**8,505**	**(11,226)**
Net increase (decrease) in demand and savings deposits	17,781	(1,374)	(3,984)
Net (payments) proceeds on time deposits	(15,048)	17,307	6,550
Increase (decrease) in repurchase agreements	7,051	(16,973)	12,016
Net increase in short-term borrowings	7,715	860	3,740
Payments on long-term borrowings	(9,887)	(9,548)	(9,219)
Cash dividends paid	(3,394)	(3,222)	(3,094)
Net cash provided (used) by financing activities	**4,218**	**(12,950)**	**6,009**
Net (decrease) increase in cash and cash equivalents	(3,134)	3,205	3,276
Cash and cash equivalents at January 1	14,778	11,573	8,297
Cash and cash equivalents at December 31	**$ 11,644**	**$ 14,778**	**$ 11,573**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

General Notes To Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Penseco Financial Services Corporation (Company) is a financial holding company, incorporated in 1997 under the laws of Pennsylvania. It is the parent company of Penn Security Bank and Trust Company (Bank), a state chartered bank.

The Company operates from nine banking offices under a state bank charter and provides full banking services, including trust services, to individual and corporate customers primarily in Northeastern Pennsylvania. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

The Company's revenues are attributable to a single reportable segment, therefore segment information is not presented.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

BASIS OF PRESENTATION

The Financial Statements of the Company have been consolidated with those of its wholly-owned subsidiary, Penn Security Bank and Trust Company, eliminating all intercompany items and transactions.

The Statements are presented on the accrual basis of accounting.

All information is presented in thousands of dollars, except per share amounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

EMERGING ACCOUNTING STANDARDS

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 155, *Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140.* Statement No. 155 eliminated the exception from applying Statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. The Statement was effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006.

The adoption of Statement No. 155 did not have a significant effect on the Company's financial statements.

In March 2006, FASB issued Statement No. 156, *Accounting for Servicing of Financial Instruments – An Amendment of FASB Statement No. 140.* Statement No. 156 requires the recognition of the fair value of a servicing asset or servicing liability each time an obligation to service a financial asset by entering into a servicing contract is undertaken, if practicable. It also allows the entity to subsequently measure the asset or liability under an amortization or fair value method. The Statement was effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006.

The adoption of Statement No. 156 did not have a significant effect on the Company's financial statements.

In July 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.* Interpretation No. 48 clarifies the application of Statement No. 109 by establishing a threshold condition that a tax position must meet for any part of that position to be recognized in the financial statements. In addition to recognition, the Interpretation provides guidance on the measurement, derecognition, classification and disclosure of tax positions. The Interpretation was effective for fiscal years beginning after December 15, 2006.

The adoption of Interpretation No. 48 did not have a significant effect on the Company's financial statements.

In September 2006, FASB issued Statement No. 157, *Fair Value Measurements*. Statement No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurement. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

The adoption of this Statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* (EITF 06-4), and in March 2007, the FASB ratified EITF Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* (EITF 06-10). EITF 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-10 provides recognition guidance for postretirement benefit liabilitied related to collateral assignment split-dollar life insurance arrangements, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment split-dollar life insurance arrangement. EITF 06-4 and EITF 06-10 are effective for fiscal years beginning after December 15, 2007.

The Company is currently evaluating the impact of the adoption of EITF 06-4 and 06-10 on its financial condition, results of operations and cash flows.

In February 2007, FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. Statement No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. The Statement is effective for fiscal years beginning after November 15, 2007.

The adoption of this Statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In November 2007, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 109 (SAB 109), *Written Loan Commitments Recorded at Fair Value Through Earnings*. SAB 109 supersedes SAB 105, *Application of Accounting Principles to Loan Commitments* and indicates that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. The guidance in SAB 109 should be applied on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007.

The adoption of this guidance is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, FASB issued Statement No. 141R, *Business Combinations* and Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements, and Amendment of ARB No. 51*. These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited.

The Company is currently evaluating the provisions of Statements No. 141(R) and 160.

INVESTMENT SECURITIES

Investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity Bonds, notes, debentures and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the straight-line basis, which approximates the interest method, over the remaining period to maturity.

Securities Available-for-Sale Bonds, notes, debentures, mortgage-backed securities and certain equity securities not classified as securities to be held to maturity are carried at fair value with unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity until realized.

The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are reported as a separate component of other income in the Statements of Income.

LOANS AND PROVISION (ALLOWANCE) FOR POSSIBLE LOAN LOSSES

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan losses. Interest is accrued daily on the outstanding balances.

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgement, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Provision for depreciation and amortization, computed principally on the straight-line method, is charged to operating expenses over the estimated useful lives of the assets. Maintenance and repairs are charged to current expense as incurred.

LOAN SERVICING

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2006 and 2005, amounted to $612, $379 and $472, respectively.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) as well as deferred taxes on temporary differences, between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the Financial Statements. Deferred tax assets and liabilities are included in the Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

PENSION EXPENSE

Pension expense has been determined in accordance with Statement of Financial Accounting Standards No. 87, *Employers Accounting for Pensions* (SFAS 87).

STOCK APPRECIATION RIGHTS EXPENSE

The Company records its obligation under its stock appreciation rights plan in accordance with Statement of Financial Accounting Standards No. 123R, *Accounting For Stock Based Compensation* (SFAS 123R)

POSTRETIREMENT BENEFITS EXPENSE

Postretirement benefits expense has been determined in accordance with Statement of Financial Accounting Standards No. 106, *Employers Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

CASH FLOWS

For purposes of the Statements of Cash Flows, cash and cash equivalents include cash on hand, due from banks, interest bearing balances with banks and Federal funds sold for a one-day period.

The Company paid interest and income taxes during the years ended December 31, 2007, 2006 and 2005 as follows:

	2007	2006	2005
Income taxes paid	$ 1,730	$ 1,752	$ 1,886
Interest paid	$ 12,713	$ 10,843	$ 8,205

Non-cash transactions during the years ended December 31, 2007, 2006 and 2005, comprised entirely of the net acquisition of real estate in the settlement of loans, amounted to $76, $83 and $301, respectively.

LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets might not be recoverable, as prescribed in Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144).

TRUST ASSETS AND INCOME

Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the Financial Statements since such items are not assets of the Company. Trust income is reported on the accrual basis of accounting.

EARNINGS PER SHARE

Basic earnings per share is computed on the weighted average number of common shares outstanding during each year (2,148,000) as prescribed in Statement of Financial Accounting Standards No. 128, *Earnings Per Share* (SFAS 128). A calculation of diluted earnings per share is not applicable to the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 — CASH AND DUE FROM BANKS

Cash and due from banks are summarized as follows:

December 31,	2007	2006
Cash items in process of collection	$ 8	$ 31
Non-interest bearing balances	6,603	9,102
Cash on hand	4,066	3,866
Total	$ 10,677	$ 12,999

The Company may, from time to time, maintain bank balances with other financial institutions in excess of $100,000 each. Management is not aware of any evidence that would indicate that such deposits are at risk.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31, 2007 and 2006 are as follows:

Available-for-Sale

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 14,929	$ 144	$ –	$ 15,073
Mortgage-backed securities	15,402	161	–	15,563
States & political subdivisions	38,740	830	96	39,474
Total Debt Securities	69,071	1,135	96	70,110
Equity securities	6,812	921	515	7,218
Total Available-for-Sale	$ 75,883	$ 2,056	$ 611	$ 77,328

2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 24,897	$ 9	$ 23	$ 24,883
Mortgage-backed securities	29,231	91	82	29,240
States & political subdivisions	29,281	939	–	30,220
Total Debt Securities	83,409	1,039	105	84,343
Equity securities	6,764	628	30	7,362
Total Available-for-Sale	$ 90,173	$ 1,667	$ 135	$ 91,705

Equity securities at December 31, 2007 and 2006, consisted primarily of other financial institutions' stock and Federal Home Loan Bank (FHLB) stock, which is a required investment in order to participate in an available line of credit program. The FHLB stock is stated at par value as there is no readily determinable fair value.

A summary of transactions involving available-for-sale debt securities in 2007, 2006 and 2005 are as follows:

December 31,	2007	2006	2005
Proceeds from sales	$ –	$ –	$ 10,250
Gross realized gains	–	–	51
Gross realized losses	–	–	64

Held-to-Maturity

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 38,880	$ 3	$ 341	$ 38,542
States & political subdivisions	29,240	1,709	–	30,949
Total Held-to-Maturity	$ 68,120	$ 1,712	$ 341	$ 69,491

2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 45,124	$ 4	$ 1,074	$ 44,054
States & political subdivisions	29,251	1,815	–	31,066
Total Held-to- Maturity	$ 74,375	$ 1,819	$ 1,074	$ 75,120

Investment securities with amortized costs and fair values of $128,682 and $131,134, respectively, at December 31, 2007 and $98,949 and $99,898, respectively, at December 31, 2006, were pledged to secure trust funds, public deposits and for other purposes as required by law.

The amortized cost and fair value of debt securities at December 31, 2007 by contractual maturity, are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less:				
U.S. Agency securities	$ 9,920	$ 9,951	$ –	$ –
After one year through five years:				
U.S. Agency securities	5,009	5,122	–	–
After five years through ten years:				
States & political subdivisions	460	496	1,794	1,902
After ten years:				
States & political subdivisions	38,280	38,978	27,446	29,047
Subtotal	53,669	54,547	29,240	30,949
Mortgage-backed securities	15,402	15,563	38,880	38,542
Total Debt Securities	$ 69,071	$ 70,110	$ 68,120	$ 69,491

The gross fair value and unrealized losses of the Company's investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and 2006 are as follows:

	Less than twelve months		Twelve months or more		Totals	
December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ –	$ –	$ 38,285	$ 341	$ 38,285	$ 341
States & political subdivisions	8,817	96	–	–	8,817	96
Equities	1,075	285	464	230	1,539	515
Total	$ 9,892	$ 381	$ 38,749	$ 571	$ 48,641	$ 952

	Less than twelve months		Twelve months or more		Totals	
December 31, 2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Agency securities	$ 9,868	$ 9	$ 9,985	$ 14	$ 19,853	$ 23
Mortgage-backed securities	–	–	50,379	1,156	50,379	1,156
Equities	160	1	541	29	701	30
Total	$ 10,028	$ 10	$ 60,905	$ 1,199	$ 70,933	$ 1,209

The table above at December 31, 2007, includes twenty-five (25) securities that have unrealized losses for less than twelve months and seven (7) securities that have been in an unrealized loss position for twelve or more months.

Mortgage-Backed Securities

The unrealized losses on the Company's investment in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality and because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

State and Political Subdivisions

The unrealized losses on the Company's investments in these obligations were caused by interest rate fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at price less than the par value of the investment. Because the Company has the ability to hold these investments until recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007

Marketable Equity Securities

The unrealized losses on the Company's investment in marketable equity securities were caused primarily by interest rate fluctuations and other market conditions. The Company's investments in marketable equity securities consist primarily of investments in common stock of companies in the financial services industry. Because the Company has the ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

NOTE 4 — LOANS

Major classifications of loans are as follows:

December 31,	2007	2006
Loans secured by real estate:		
Construction and land development	$ 25,858	$ 23,714
Secured by 1-4 family residential properties:		
Revolving, open-end loans	22,432	17,691
Secured by first liens	184,193	156,944
Secured by junior liens	27,877	30,108
Secured by multi-family properties	3,092	2,870
Secured by non-farm, non-residential properties	80,843	76,710
Commercial and industrial loans to U.S. addressees	24,505	26,265
Loans to individuals for household, family and other personal expenditures:		
Credit card and related plans	3,324	3,282
Other (installment and student loans, etc.)	25,482	24,647
Obligations of states & political subdivisions	5,973	6,806
All other loans	1,060	885
Gross Loans	404,639	369,922
Less: Unearned income on loans	–	–
Loans, Net of Unearned Income	$ 404,639	$ 369,922

Loans on which the accrual of interest has been discontinued or reduced amounted to $1,610, $3,180 and $1,627 at December 31, 2007, 2006 and 2005, respectively. The decrease in 2007 was primarily due to the resolution of a single borrower relationship outstanding in 2006. If interest on those loans had been accrued, such income would have been $153, $209 and $264 for 2007, 2006 and 2005, respectively. Interest income on those loans, which is recorded only when received, amounted to $17, $10 and $27 for 2007, 2006 and 2005, respectively. Also, at December 31, 2007 and 2006, the Bank had loans totaling $479 and $434, respectively, which were past due 90 days or more and still accruing interest, primarily guaranteed student loans.

The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

Years Ended December 31,	2007	2006	2005
Balance at beginning of year	$ 4,200	$ 3,800	$ 3,600
Provision charged to operations	657	433	263
Recoveries credited to allowance	8	134	50
	4,865	4,367	3,913
Losses charged to allowance	(165)	(167)	(113)
Balance at End of Year	$ 4,700	$ 4,200	$ 3,800

A comparison of the provision for loan losses for Financial Statement purposes with the allowable bad debt deduction for tax purposes is as follows:

Years Ended December 31,	Book Provision	Tax Deduction
2007	$ 657	$ 157
2006	$ 433	$ 33
2005	$ 263	$ 63

The balance of the reserve for bad debts as reported for Federal income tax purposes was $0, $0 and $380 at December 31, 2007, 2006 and 2005, respectively.

NOTE 6 —LOAN SERVICING

The Company services $43,618 in mortgage loans for Freddie Mac which are not included in the accompanying Consolidated Balance Sheets.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $604 and $595, at December 31, 2007 and 2006, respectively. The balance of the servicing rights was $91 and $197 at December 31, 2007 and 2006, respectively, net of amortization.

The Company has not recorded any new mortgage servicing rights during 2007 or 2006. Amortization expense of $106 and $116 was recorded for the years ended December 31, 2007 and 2006, respectively.

There was no allowance for impairment recorded at December 31, 2007 or 2006.

NOTE 7 — BANK PREMISES AND EQUIPMENT

December 31,	2007	2006
Land	$ 3,117	$ 3,117
Buildings and improvements	14,787	14,752
Furniture and equipment	14,670	14,018
	32,574	31,887
Less: Accumulated depreciation	23,251	22,416
Net Bank Premises and Equipment	$ 9,323	$ 9,471

Buildings and improvements are being depreciated over 10 to 39.5 year periods and equipment over 3 to 10 year periods. Depreciation expense amounted to $861 in 2007, $723 in 2006 and $704 in 2005.

Occupancy expenses were reduced by rental income received in the amount of $64, $64 and $61 in the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 8 — OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or market at the time of acquisition. Any subsequent write-downs are charged against operating expenses. The other real estate owned was $0 as of December 31, 2007 and 2006.

NOTE 9 — INVESTMENT IN AND LOAN TO, INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARY

Penseco Realty, Inc. is a wholly-owned subsidiary of the Bank which owns certain banking premises. Selected financial information is presented below:

Year	Percent of voting stock owned	Total investment and loan	Equity in underlying net assets at balance sheet date	Amount of dividends	Bank's proportionate part of loss for the period
2007	100%	$ 3,250	$ 3,235	None	$ –
2006	100%	$ 3,250	$ 3,235	None	$ –
2005	100%	$ 3,250	$ 3,235	None	$ –

NOTE 10 — CASH SURRENDER VALUE OF LIFE INSURANCE

The Company has purchased Bank Owned Life Insurance (BOLI) policies on certain officers.

The policies are split-dollar life insurance policies which provide for the Company to receive the cash value of the policy and to split the residual proceeds with the officer's designated beneficiary upon the death of the insured, while the officer is employed at the Company. The majority of the residual proceeds are retained by the Company per the individual agreements with the insured officers.

NOTE 11 — DEPOSITS

December 31,	2007	2006
Demand – Non-interest bearing	$ 73,926	$ 71,585
Demand – Interest bearing	54,819	57,309
Savings	80,054	80,328
Money markets	103,924	85,720
Time – Over $100,000	40,395	39,478
Time – Other	63,415	79,380
Total	$ 416,533	$ 413,800

Scheduled maturities of time deposits are as follows:

2008	$ 69,056
2009	18,648
2010	10,896
2011	2,278
2012	2,168
2013 and thereafter	764
Total	$ 103,810

NOTE 12 — OTHER BORROWED FUNDS

At December 31, 2007 and 2006, other borrowed funds consisted of demand notes to the U.S. Treasury, Federal Home Loan Bank overnight borrowings and repurchase agreements.

Short-term borrowings generally have original maturity dates of thirty days or less.

Investment securities with amortized costs and fair values of $49,990 and $50,009, respectively, at December 31, 2007 and $31,109 and $31,062, respectively, at December 31, 2006, were pledged to secure repurchase agreements.

Year Ended December 31,	2007	2006
Amount outstanding at year end	$ 33,693	$ 18,927
Average interest rate at year end	3.27%	2.91%
Maximum amount outstanding at any month end	$ 33,920	$ 29,285
Average amount outstanding	$ 27,096	$ 22,775
Weighted average interest rate during the year		
Federal funds purchased	4.94%	5.28%
Repurchase agreements	3.25%	2.34%
Demand notes to U.S. Treasury	5.76%	4.96%

The Company has an available credit facility with the Federal Reserve Bank in the amount of $10,000, secured by pledged securities with amortized costs and fair values of $10,143 and $10,053, respectively, at December 31, 2007 and $10,202 and $9,958, respectively, at December 31, 2006 and with interest rates of 4.25% at December 31, 2007 and 5.25% at December 31, 2006. There is no stated expiration date for the credit facility as long as the Company maintains the pledged securities at the Federal Reserve Bank. There was no outstanding balance as of December 31, 2007 and 2006, respectively.

The Company has the availability of a $5,000 overnight Federal funds line of credit with Wachovia Bank, N.A. Also, the Company has a $16,000 overnight Federal Funds line with PNC Bank. There was no balance outstanding as of December 31, 2007 and 2006, respectively.

The Company maintains a collateralized maximum borrowing capacity of $178,490 with the Federal Home Loan Bank of Pittsburgh. There was a balance of $12,575 outstanding as of December 31, 2007.

NOTE 13 — LONG-TERM DEBT

The loans from the Federal Home Loan Bank, which were borrowed to purchase a mortgage-backed security, are secured by a general collateral pledge of the Company's assets.

A summary of long-term debt, including amortizing principal and interest payments, at December 31, 2007 is as follows:

Monthly Installment	Fixed Rate	Maturity Date	Balance
$ 161	2.73%	03/13/08	$ 480
253	3.22%	03/13/10	6,579
430	3.74%	03/13/13	24,565
186	4.69%	03/13/23	24,342
Total			$ 55,966

Aggregate maturities of long-term debt at December 31, 2007 are as follows:

	Amount
2008	$ 8,780
2009	8,612
2010	6,634
2011	6,116
2012	6,361
2013 and thereafter	19,463
Total	$ 55,966

The Company has agreed to maintain sufficient qualifying collateral to fully secure the above borrowings.

NOTE 14 — EMPLOYEE BENEFIT PLANS

The Company provides an Employee Stock Ownership Plan (ESOP), a Retirement Profit Sharing Plan, an Employees' Pension Plan, an unfunded supplemental executive pension plan, Postretirement Life Insurance Plan and a stock appreciation rights plan (SAR), all non-contributory, covering all eligible employees.

Under the ESOP, amounts voted by the Board of Directors are paid into the ESOP and each employee is credited with a share in proportion to their annual compensation. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

At December 31, 2007 and 2006, the ESOP held 67,101 and 73,591 shares, respectively of the Company's stock, all of which were acquired as described above and allocated to specific participant accounts. These shares are treated the same for dividend purposes and earnings per share calculations as are any other outstanding shares of the Company's stock. The Company contributed $70, $70 and $70 to the plan during the years ended December 31, 2007, 2006 and 2005, respectively.

Under the Retirement Profit Sharing Plan, amounts voted by the Board of Directors are paid into a fund and each employee is credited with a share in proportion to their annual compensation. Upon retirement, death or termination, each employee is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. The Company contributed $70, $70 and $70 to the plan during the years ended December 31, 2007, 2006 and 2005, respectively.

Under the Pension Plan, amounts computed on an actuarial basis are paid by the Company into a trust fund. Provision is made for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. Plan assets of the trust fund are invested and administered by the Trust Department of Penn Security Bank and Trust Company.

The unfunded supplemental executive pension plan provides certain officers with additional retirement benefits to replace benefits lost due to limits imposed on qualified plans by Federal tax law.

The postretirement life insurance plan is an unfunded, non-vesting defined benefit plan. The plan is non-contributory and provides for a reducing level of term life insurance coverage following retirement.

For the unfunded plans above, amounts calculated on an actuarial basis are recorded as a liability.

The Company granted 10,000 SAR's to an executive on January 3, 2006 at a strike price of $43.00 per share. The rights vest on a straight line basis over a five year period and are expected to be settled in cash when exercised. The Company calculates the value of the vested rights using the Black -Scholes method and has recorded an expense for 2007 of $19.

Obligations and funded status of the plans:

December 31,	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
Change in benefit obligation:				
Benefit obligation, beginning	$ 12,600	$ 13,267	$ 299	$ 287
Service cost	438	436	5	6
Interest cost	738	673	18	17
Change in assumptions	(154)	(1,167)	(17)	1
Actuarial (gain) loss	559	(55)	3	–
Benefits paid	(623)	(554)	(16)	(12)
Benefit obligation, ending	13,558	12,600	292	299
Change in plan assets:				
Fair value of plan assets, beginning	11,548	9,709	–	–
Actual return on plan assets	1,051	954	–	–
Employer contribution	279	1,439	–	–
Benefits paid	(623)	(554)	–	–
Fair value of plan assets, ending	12,255	11,548	–	–
Funded status at end of year	$ (1,303)	$ (1,052)	$ (292)	$ (299)

Amounts recognized in the balance sheet consist of:

December 31,	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
Non Current Assets	$ 443	$ 358	$ –	$ –
Non Current Liabilities	$ 1,303	$ 1,052	$ 292	$ 299

Amounts recognized in the accumulated other comprehensive income consist of:

December 31,	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2007	Other Benefits 2006
Prior service costs	$ 52	$ 52	$ 27	$ 34
Net actuarial loss (gain)	2,656	2,482	(45)	(34)
Deferred taxes	(921)	(861)	6	–
Net amount recognized	$ 1,787	$ 1,673	$ (12)	$ –

The accumulated benefit obligation for all defined benefit pension plans was $11,531 and $10,915 at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits 2007	Pension Benefits 2006
Projected benefit obligation	$ 14	$ –
Accumulated benefit obligation	4	–
Fair value of plan assets	–	–

Components of net periodic pension cost and other amounts recognized in other comprehensive income:

	Pension Benefits		
Years Ended December 31,	2007	2006	2005
Components of net periodic pension cost:			
Service cost	$ 438	$ 436	$ 415
Interest cost	738	673	678
Expected return on plan assets	(962)	(890)	(755)
Amortization of prior service cost	1	–	–
Amortization of unrecognized net loss	141	166	114
Net periodic pension cost	356	385	$ 452
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net loss	175	–	
Deferred tax	(60)	–	
FASB 158 recognition of deferred cost, net	–	1,673	
Reverse effect of additional minimum liability	–	(1,011)	
Total recognized in other comprehensive income	115	662	
Total recognized in net period pension cost and other comprehensive income	$ 471	$ 1,047	

	Other Benefits		
Years Ended December 31,	2007	2006	2005
Components of net periodic pension cost:			
Service cost	$ 5	$ 6	$ 6
Interest cost	18	17	16
Amortization of prior service cost	7	7	7
Amortization of unrecognized net gain	–	–	–
Net periodic other benefit cost	30	30	$ 29
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net gain	(18)	–	
Deferred taxes	6	–	
Total recognized in other comprehensive income	(12)	–	
Total recognized in net period pension cost and other comprehensive income	$ 18	$ 30	

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are $108 and ($1), respectively. The estimated prior service cost for the other defined benefit postretirement plan will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $ 7.

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Benefits		Other Benefits	
December 31,	2007	2006	2007	2006
Discount rate	6.00%	5.75%-6.00%	6.00%	6.00%
Expected long-term return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	3.50%	3.00%	3.50%	4.50%

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2007 and 2006, by asset category are as follows:

	Plan Assets at December 31,	
	2007	2006
Asset Category		
Equity securities	56.7%	55.9%
Corporate bonds	21.3	20.1
U.S. Government securities	21.1	23.2
Cash and cash equivalents	.9	.8
	100.0%	100.0%

The Company investment policies and strategies include:

1.) The Trust and Investment Division's equity philosophy is Large-Cap Core with a value bias. We invest in individual high-grade common stocks that are selected from our approved list.

2.) Diversification is maintained by having no more than 20% in any industry sector and no individual equity representing more than 10% of the portfolio.

3.) The fixed income style is conservative but also responsive to the various needs of our individual clients. For our "Fixed Income" securities, we buy U.S. Government bonds and Agencies or high-grade Corporate rated "A" or better. The Company targets the following allocation percentages: cash equivalents 10%, fixed income 40% and equities 50%.

There is no Company stock included in equity securities at December 31, 2007 or 2006.

Contributions

The Company expects to contribute $ 290, to its pension plan and $14 to its other postretirement plan in 2008

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next five years and in the aggregate for the five years thereafter:

	Pension Benefits	Other Benefits
2008	$ 521	$ 14
2009	536	14
2010	572	15
2011	607	15
2012	694	17
2013-2017	4,458	96

NOTE 15 — INCOME TAXES

The total income taxes in the Statements of Income are as follows:

Years Ended December 31,	2007	2006	2005
Currently payable	$ 1,968	$ 1,849	$ 1,447
Deferred provision (benefit)	(344)	(254)	166
Total	$ 1,624	$ 1,595	$ 1,613

A reconciliation of income taxes at statutory rates to applicable income taxes reported in the Statements of Income is as follows:

Years Ended December 31,	2007	2006	2005
Tax at statutory rate	$ 2,829	$ 2,585	$ 2,544
Reduction for non-taxable interest	(1,301)	(1,052)	(1,012)
Other additions	96	62	81
Applicable Income Taxes	$ 1,624	$ 1,595	$ 1,613

The components of the deferred income tax (benefit) provision, which result from temporary differences, are as follows:

Years Ended December 31,	2007	2006	2005
Accretion of discount on bonds	$ 18	$ (29)	$ 18
Accelerated depreciation	21	13	(4)
Supplemental benefit plan	–	51	(3)
Allowance for loan losses	(192)	(243)	(165)
Prepaid pension cost	(22)	(46)	320
Accrued liabilities	(169)	–	–
Total	$ (344)	$ (254)	$ 166

The significant components of deferred tax assets and liabilities are as follows:

December 31,	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 1,598	$ 1,406
Accrued pension costs	443	358
Accumulated depreciation	288	309
Accrued liabilities	169	–
Total Deferred Tax Assets	2,498	2,073
Deferred tax liabilities:		
Unrealized securities gains	492	522
Accumulated accretion	58	40
Post retirement gains	6	–
Total Deferred Tax Liabilities	556	562
Net Deferred Tax Assets	$1,942	$ 1,511

In management's opinion, the deferred tax assets are realizable in as much as there is a history of strong earnings and a carryback potential greater than the deferred tax assets. Management is not aware of any evidence that would preclude the realization of the benefit in the future and, accordingly, has not established a valuation allowance against the deferred tax assets.

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income was ($822), ($662) and ($648) at December 31, 2007, 2006 and 2005, respectively.

Other Comprehensive Income

Other comprehensive income (comprehensive income, excluding net income), beginning with the 2005 period, includes two components, the change in unrealized holding gains and losses on available for sale securities and the change in the unfunded pension liability. The components of other comprehensive income are reported net of related tax effects in the Consolidated Statements of Changes in Stockholders' Equity.

In 2006, accumulated other comprehensive income includes the initial application of FASB No. 158 to record the unrecognized components of net periodic pension cost. As of 2007, changes in these components are shown in other comprehensive income.

A reconciliation of other comprehensive income for the years ended December 31, 2007, 2006 and 2005 is as follows:

2007	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (38)	$ 13	$ (25)
Less: Reclassification adjustment for gains realized in income	49	(17)	32
Net unrealized losses	(87)	30	(57)
Change in funded status of employee benefit plans	(157)	54	(103)
Other Comprehensive Income	$ (244)	$ 84	(160)

2006	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized gains on available-for-sale securities:			
Unrealized gains arising during the year	$ 1,302	$ (443)	$ 859
Less: Reclassification adjustment for gains realized in income	319	(108)	211
Net unrealized gains	983	(335)	648
Change in minimum pension liability	1,531	(520)	1,011
Other Comprehensive Income	$ 2,514	$ (855)	$ 1,659

2005	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (531)	$ 181	$ (350)
Less: Reclassification adjustment for losses realized in income	(13)	4	(9)
Net unrealized losses	(518)	177	(341)
Change in minimum pension liability	(1,531)	520	(1,011)
Other Comprehensive Income	$ (2,049)	$ 697	$ (1,352)

NOTE 17 —COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2007 and 2006 are as follows:

	2007	2006
Commitments to extend credit:		
Fixed rate	$ 40,105	$ 37,692
Variable rate	$ 78,868	$ 74,577
Standby letters of credit	$ 13,104	$ 15,061

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Various actions and proceedings are presently pending to which the Company is a party. Management is of the opinion that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the financial position of the Company.

NOTE 18 — FAIR VALUE DISCLOSURE

GENERAL

Statement of Financial Accounting Standards No.107, *"Disclosures about Fair Value of Financial Instruments"* (SFAS 107), requires the disclosure of the estimated fair value of on and off-balance sheet financial instruments.

VALUATION METHODS AND ASSUMPTIONS

Estimated fair values have been determined using the best available data, an estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates it is presumed that estimated fair values generally approximate the carrying amount balances.

Financial instruments actively traded in a secondary market have been valued using quoted available market prices. Those with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. Those liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying amount balance. The net loan portfolio has been valued using a present value discounted cash flow. The discount rate used in these calculations is the current loan rate adjusted for non-interest operating costs, credit loss and assumed prepayment risk. Off balance sheet carrying amounts and fair value of letters of credit represent the deferred income fees arising from those unrecognized financial instruments.

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

All assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting.

	December 31, 2007		December 31, 2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 10,677	$ 10,677	$ 12,999	$ 12,999
Interest bearing balances with banks	967	967	1,779	1,779
Cash and cash equivalents	11,644	11,644	14,778	14,778
Investment Securities:				
Available-for-sale:				
U.S. Agency obligations	30,636	30,636	54,123	54,123
States & political subdivisions	39,474	39,474	30,220	30,220
Federal Home Loan Bank stock	4,389	4,389	5,093	5,093
Other securities	2,829	2,829	2,269	2,269
Held-to-maturity:				
U.S. Agency obligations	38,880	38,542	45,124	44,054
States & political subdivisions	29,240	30,949	29,251	31,066
Total investment securities	145,448	146,819	166,080	166,825
Loans, net of unearned income:				
Real estate mortgages	344,295	346,052	308,037	307,508
Commercial	24,505	24,409	26,265	25,963
Consumer and other	35,839	35,758	35,620	35,492
Less: Allowance for loan losses	4,700		4,200	
Loans, net	399,939	406,219	365,722	368,963
Cash surrender value of life insurance	7,368	7,368	7,054	7,054
Total Financial Assets	564,399	$ 572,050	553,634	$ 557,620
Other assets	16,394		16,187	
Total Assets	$ 580,793		$ 569,821	
Financial Liabilities:				
Demand – Non-interest bearing	$ 73,926	$ 73,926	$ 71,585	$ 71,585
Demand – Interest bearing	54,819	54,819	57,309	57,309
Savings	80,054	80,054	80,328	80,328
Money markets	103,924	103,924	85,720	85,720
Time	103,810	104,153	118,858	118,201
Total Deposits	416,533	416,876	413,800	413,143
Repurchase agreements	20,492	20,453	13,441	13,441
Short-term borrowings	13,201	13,201	5,486	5,486
Long-term borrowings	55,966	56,028	65,853	63,306
Total Financial Liabilities	506,192	$ 506,558	498,580	$ 495,376
Other Liabilities	4,886		4,670	
Stockholders' Equity	69,715		66,571	
Total Liabilities and Stockholders' Equity	$ 580,793		$ 569,821	
Standby Letters of Credit	$ (131)	$ (131)	$ (151)	$ (151)

NOTE 19 — OPERATING LEASES

The Company leases the land upon which the Mount Pocono Office was built and the land upon which a drive-up ATM was built on Meadow Avenue, Scranton. The Company also leases space at several locations which are being used as remote banking facilities. Rental expense was $83 in 2007, $90 in 2006 and $94 in 2005. All leases contain renewal options. The Mount Pocono and the Meadow Avenue leases contain the right of first refusal for the purchase of the properties and provisions for annual rent adjustments based upon the Consumer Price Index.

Future minimum rental commitments under these leases at December 31, 2007 are as follows:

	Mount Pocono	Meadow Avenue	ATM Sites	Total
2008	$ 56	$ 23	$ 9	$ 88
2009	55	22	1	78
2010	55	22	–	77
2011	23	15	–	38
2012 and beyond	–	–	–	-
Total minimum payments required	$ 189	$ 82	$ 10	$ 281

NOTE 20 — LOANS TO DIRECTORS, PRINCIPAL OFFICERS AND RELATED PARTIES

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. A summary of loans to directors, principal officers and related parties is as follows:

Years Ended December 31,	2007	2006
Beginning Balance	$ 10,425	$ 10,490
Additions	3,694	1,042
Reclassifications	(251)	8
Collections	(2,831)	(1,115)
Ending Balance	$ 11,037	$ 10,425

In addition to the loan amounts shown above, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $8,093.

NOTE 21 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the Capital Adequacy table on the following page) of Tier I and Total Capital to risk-weighted assets and of Tier I Capital to average assets (Leverage ratio). The table also presents the Company's actual capital amounts and ratios. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Company as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Company must maintain minimum Tier I Capital, Total Capital and Leverage ratios as set forth in the Capital Adequacy table. There are no conditions or events since that notification that management believes have changed the Company's categorization by the FDIC.

The Company and Bank are also subject to minimum capital levels which could limit the payment of dividends, although the Company and Bank currently have capital levels which are in excess of minimum capital level ratios required.

The Pennsylvania Banking Code restricts capital funds available for payment of dividends to the retained earnings of the Bank. Accordingly, at December 31, 2007, the balances in the capital stock and surplus accounts totaling $10,840 are unavailable for dividends.

In addition, the Bank is subject to restrictions imposed by Federal law on certain transactions with the Company's affiliates. These transactions include extensions of credit, purchases of or investments in stock issued by the affiliate, purchases of assets subject to certain exceptions, acceptance of securities issued by an affiliate as collateral for loans, and the issuance of guarantees, acceptances, and letters of credit on behalf of affiliates. These restrictions prevent the Company's affiliates from borrowing from the Bank unless the loans are secured by obligations of designated amounts. Further, the aggregate of such transactions by the Bank with a single affiliate is limited in amount to 10 percent of the Bank's Capital Stock and Surplus, and the aggregate of such transactions with all affiliates is limited to 20 percent of the Bank's Capital Stock and Surplus. The Federal Reserve System has interpreted "Capital Stock and Surplus" to include undivided profits.

	Actual			Regulatory Requirements						
				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2007	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 75,145	19.89%	≥	$ 30,222	≥	8.0%	≥	$ 37,777	≥	10.0%
PSB (Bank)	$ 71,840	19.11%	≥	$ 30,080	≥	8.0%	≥	$ 37,601	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 70,445	18.65%	≥	$ 15,111	≥	4.0%	≥	$ 22,666	≥	6.0%
PSB (Bank)	$ 67,140	17.86%	≥	$ 15,040	≥	4.0%	≥	$ 22,561	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 70,445	12.11%	≥	$ *	≥	*	≥	$ 29,081	≥	5.0%
PSB (Bank)	$ 67,140	11.62%	≥	$ *	≥	*	≥	$ 28,900	≥	5.0%

PFSC - *3.0% ($17,449), 4.0% ($23,265) or 5.0% ($29,081) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($17,340), 4.0% ($23,120) or 5.0% ($28,900) depending on the bank's CAMELS Rating and other regulatory risk factors.

				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2006	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 71,235	19.65%	≥	$ 28,998	≥	8.0%	≥	$ 36,248	≥	10.0%
PSB (Bank)	$ 68,029	18.84%	≥	$ 28,882	≥	8.0%	≥	$ 36,103	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 67,035	18.49%	≥	$ 14,499	≥	4.0%	≥	$ 21,749	≥	6.0%
PSB (Bank)	$ 63,829	17.68%	≥	$ 14,441	≥	4.0%	≥	$ 21,662	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 67,035	11.93%	≥	$ *	≥	*	≥	$ 28,105	≥	5.0%
PSB (Bank)	$ 63,829	11.36%	≥	$ *	≥	*	≥	$ 28,083	≥	5.0%

PFSC - *3.0% ($16,863), 4.0% ($22,484) or 5.0% ($28,105) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($16,850), 4.0% ($22,466) or 5.0% ($28,083) depending on the bank's CAMELS Rating and other regulatory risk factors.

NOTE 22 — PENSECO FINANCIAL SERVICES CORPORATION (PARENT CORPORATION)

The condensed Company-only information follows:

BALANCE SHEETS

December 31,	2007	2006
Cash	$ 5	$ 1
Interest bearing balances with banks	920	1,554
Cash and Cash Equivalents	925	1,555
Investment in bank subsidiary	66,141	62,970
Equity investments	2,809	2,249
Total Assets	**$ 69,875**	**$ 66,774**
Total Liabilities	**$ 160**	**$ 203**
Total Stockholders' Equity	**69,715**	**66,571**
Total Liabilities and Stockholders' Equity	**$ 69,875**	**$ 66,774**

STATEMENTS OF INCOME

Years Ended December 31,	2007	2006	2005
Dividends from bank subsidiary	$ 3,394	$ 3,222	$ 5,594
Dividends on investment securities	99	106	45
Interest on balances with banks	40	5	3
Gain on sale of equities	49	319	-
Total income	3,582	3,652	5,642
Other non-interest expense	88	21	10
Net income before undistributed earnings of bank subsidiary	3,494	3,631	5,632
Undistributed earnings of bank subsidiary	3,204	2,377	237
Net Income	**$ 6,698**	**$ 6,008**	**$ 5,869**

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2007	2006	2005
Operating Activities:			
Net income	$ 6,698	$ 6,008	$ 5,869
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of equities	(49)	(319)	-
Equity in undistributed net income of bank subsidiary	(3,204)	(2,377)	(237)
Increase in other liabilities	23	-	-
Net cash provided by operating activities	**3,468**	**3,312**	**5,632**
Investing Activities:			
Purchase of equity investments	(1,055)	(160)	(2,465)
Proceeds from sales of equity securities	351	1,544	-
Net cash (used) provided by investing activities	**(704)**	**1,384**	**(2,465)**
Financing Activities:			
Cash dividends paid	(3,394)	(3,222)	(3,094)
Net cash used by financing activities	**(3,394)**	**(3,222)**	**(3,094)**
Net (decrease) increase in cash and cash equivalents	(630)	1,474	73
Cash and cash equivalents at January 1	1,555	81	8
Cash and cash equivalents at December 31	**$ 925**	**$ 1,555**	**$ 81**

NOTE 23 — SUBSEQUENT EVENTS

Subsequent to the Balance Sheet date, the Company purchased $25 million, 5% mortgage-backed securities using the proceeds from a series of long-term borrowings from the FHLB. The securities are expected to yield 5.16% based on average life expectancy for similar securities. The borrowings have maturities and rates ranging from 1 to 7 years and 2.61%-3.44%, respectively.

The transaction resulted in increases in the total assets and total liabilities of the Company from December 31, 2007 of approximately 4.3% and 4.9%, respectively.

The Company also awarded an additional 8,500 SARS to the President and CEO. The SARS have a straight-line vesting period of 5 years and a strike price of $37.50 per share.

NOTE 24 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,245	$ 5,342	$ 5,530	$ 5,473
Provision for Loan Losses	96	124	308	129
Other Income	2,096	1,980	2,663	1,981
Other Expenses and Taxes	5,575	5,498	5,704	6,178
Net Income	1,670	1,700	2,181	1,147
Earnings Per Share	$ .78	$ .79	$ 1.01	$ .54

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,171	$ 5,212	$ 5,214	$ 5,271
Provision for Loan Losses	127	27	143	136
Other Income	2,038	1,655	2,452	2,060
Other Expenses and Taxes	5,508	5,279	5,650	6,195
Net Income	1,574	1,561	1,873	1,000
Earnings Per Share	$ .73	$ .73	$ .87	$ .47

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited the consolidated balance sheets of Penseco Financial Services Corporation and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penseco Financial Services Corporation and subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 29, 2008 expressed an unqualified opinion on the effectiveness of Penseco Financial Services Corporation and subsidiary's internal control over financial reporting.

/s/ McGrail Merkel Quinn & Associates

Scranton, Pennsylvania
February 29, 2008

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650

www.mmq.com

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Penseco Financial Services Corporation and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

In our opinion, Penseco Financial Services Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Penseco Financial Services Corporation and subsidiary and our report dated February 29, 2008 expressed an unqualified opinion.

/s/ McGrail Merkel Quinn & Associates

Scranton, Pennsylvania
February 29, 2008

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on matters of accounting principles or practices or financial statement disclosures in 2007 or 2006.

ITEM 9A CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Controller, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our Chief Executive Officer and our Controller concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included below.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2007, or through the date of this Annual Report on Form 10-K, have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Penseco Financial Services Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Penseco Financial Services Corporation's internal control system over financial reporting was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, under the supervision and with the participation of the Company's Chief Executive Officer and Controller, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by McGrail, Merkel, Quinn & Associates, an independent registered public accounting firm, as stated in their report appearing on page 49.

ITEM 9B OTHER INFORMATION

None

PART III

ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Code of Ethics

The Company has a Code of Ethics applicable to all employees including the Company's principal Executive Officer and principal Financial Officer (Controller). The purpose of the Code is to promote honest and ethical conduct, full and fair disclosures of financial information, compliance with laws and regulations and accountability for actions.

A copy of the Code of Ethics may be obtained, without charge, on the web site or by contacting:

Patrick Scanlon, Senior Vice President, Controller
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503-1848
1-800-327-0394

AUDIT COMMITTEE FINANCIAL EXPERT

The Sarbanes-Oxley Act of 2002 requires the Company to disclose whether or not its Audit Committee has, as one of its members, an "Audit Committee Financial Expert", as that term is defined by the U. S. Securities and Exchange Commission (SEC).

The Board of Directors has determined that the Audit Committee does not have an "audit committee financial expert" as that term is defined in the Securities and Exchange Commission's rules and regulations. However, the Board believes that each of the members of the Audit Committee has demonstrated that he is capable of analyzing and evaluating the Company's financial statements and understanding internal controls and procedures for financial reporting. Because the Board believes that the current members of the Audit Committee are qualified to carry out all of the duties and responsibilities of the Company's Audit Committee, the Board does not believe that it is necessary at this time to actively search for an outside person to serve on the Board who would qualify as an audit committee financial expert.

Other information required by this Item as to Directors of the Company contained under the headings "Voting Securities & Principal Holders Thereof", "Election of Directors", "Board and Committee Meetings" and "Certain Relationships and Related Transactions" within the definitive proxy statement relating to the Company's Annual Meeting of Shareholders, to be held May 6, 2008, is incorporated herein by reference thereto.

ITEM 11 EXECUTIVE COMPENSATION

The information contained under the headings "Executive Compensation", "Directors Compensation", "Compensation Discussion and Analysis", "Compensation Committee Report on Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in the definitive proxy statement relating to the Company's Annual Meeting of stockholders, to be held May 6, 2008, is incorporated herein by reference thereto.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Voting Securities & Principal Holders Thereof" in the definitive proxy statement relating to the Company's Annual Meeting of stockholders, to be held May 6, 2008, is incorporated herein by reference thereto.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information contained under the heading "Certain Relationships, Related Transactions" and "Transactions with Directors and Principal Officers" in the definitive proxy statement relating to the Company's Annual Meeting of stockholders, to be held May 6, 2008 is incorporated herein by reference thereto.

ITEM 14 PRINCIPAL ACCOUNTING FEES AND SERVICES

The information contained under the heading "Our Relationship with Our Auditors" in the definitive proxy statement relating to the Company's Annual Meeting of stockholders, to be held May 6, 2008 is incorporated herein by reference thereto.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are incorporated by reference in Part II, Item 8 hereof:
- Balance Sheets
- Consolidated Statements of Income
- Consolidated Statements of Stockholders' Equity
- Consolidated Statements of Cash Flows
- General Notes to Financial Statements
- Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules - The Financial Statement Schedules are incorporated by reference in Part II, Item 8 hereof.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as part of this Annual Report.

- 3(i) Articles of Incorporation (Incorporated herein by reference to Exhibit 3(i) of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)
- 3(ii) By-Laws (Incorporated herein by reference to Exhibit 3(ii) of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)
- 10 Material contracts (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)
- 14 Code of Ethics (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)
- 21 Subsidiaries of the registrant (Incorporated herein by reference to Exhibit 21 of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)
- 31 Certifications required under Section 302 of the Sarbanes-Oxley Act 2002
- 32 Certifications required under Section 906 of the Sarbanes-Oxley Act of 2002

(b) A Form 8-K was filed during the fourth quarter of the fiscal year ended December 31, 2007.

(c) The exhibits required to be filed by this Item are listed under Item 15(a)(3), above.

(d) There are no financial statement schedules required to be filed under this item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 5, 2008.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Richard E. Grimm
Richard E. Grimm
Executive Vice-President

By: /s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 5, 2008.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Edwin J. Butler
Edwin J. Butler
Director

By: /s/ Richard E. Grimm
Richard E. Grimm
Director

By: /s/ Russell C. Hazelton
Russell C. Hazelton
Director

By: /s/ D. William Hume
D. William Hume
Director, Chairman of The Board

By: /s/ James G. Keisling
James G. Keisling
Director

By: /s/ P. Frank Kozik
P. Frank Kozik
Director

By: /s/ Robert W. Naismith, Ph. D.
Robert W. Naismith, Ph.D.
Director

By: /s/ James B. Nicholas
James B. Nicholas
Director

By: /s/ Emily S. Perry
Emily S. Perry
Director

By: /s/ Sandra C. Phillips
Sandra C. Phillips
Director

By: /s/ Otto P. Robinson, Jr.
Otto P. Robinson, Jr.
Director

By: /s/ Steven L. Weinberger
Steven L. Weinberger
Director

CERTIFICATIONS

I, Craig W. Best, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Craig W. Best

Craig W. Best
President and CEO

I, Patrick Scanlon, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2008

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Controller

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial conditions and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Craig W. Best

Craig W. Best
President and CEO
February 29, 2008

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2007 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial conditions and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Controller
February 29, 2008

PENSECO FINANCIAL SERVICES CORPORATION
150 North Washington Avenue
Scranton, Pennsylvania 18503

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 6, 2008

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Penseco Financial Services Corporation will be held at 2:00 p.m., local time, on Tuesday, May 6, 2008 at the **Hilton Scranton and Conference Center, 100 Adams Avenue, Scranton, Pennsylvania** for the following purposes:

1. To elect three directors of the Class of 2012 to each serve for four-year terms and until their successors are duly elected and qualified;

2. To approve the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan;

3. To ratify the selection of McGrail, Merkel, Quinn & Associates as our independent registered public accounting firm for fiscal year 2008; and

4. To transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

NOTE: The Board of Directors is not aware of any other business to come before the meeting.

Shareholders of record of the common stock of Penseco Financial Services Corporation at the close of business on February 15, 2008 are entitled to vote at the meeting and any adjournment or postponement of the meeting. A list of shareholders entitled to vote at the annual meeting will be available at our offices at 150 North Washington Avenue, Scranton, Pennsylvania, for a period of five days prior to the annual meeting and will also be available at the annual meeting.

Craig W. Best
President and Chief Executive Officer

March 17, 2008
Scranton, Pennsylvania

IMPORTANT: The prompt return of proxies will save us the expense of further requests for proxies in order to ensure a quorum. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

PENSECO FINANCIAL SERVICES CORPORATION

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is being furnished in connection with the solicitation of proxies beginning on or about March 17, 2008 by the Board of Directors of Penseco Financial Services Corporation ("Penseco" or the "Company"), a Pennsylvania business corporation headquartered at 150 North Washington Avenue, Scranton, Pennsylvania 18503, to be used at the Company's Annual Meeting of Shareholders.

Penseco is the holding company for Penn Security Bank and Trust Company (the "Bank").

The Annual Meeting will be held at the Hilton Scranton and Conference Center, 100 Adams Avenue, Scranton, Pennsylvania on Tuesday, May 6, 2008 at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to shareholders of record on or about March 17, 2008.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote your Penseco Financial Services Corporation common stock you owned as of the close of business on February 15, 2008. As of the close of business on February 15, 2008, there were 2,148,000 shares of Company common stock outstanding.

Ownership of Shares; Attending the Meeting

You may own shares of Penseco in one of the following ways:

- Directly in your name as the shareholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or
- Indirectly in the Penn Security Bank and Trust Company Employee Stock Ownership Plan (the "ESOP").

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Penseco common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. A majority of the outstanding shares of common stock entitled to vote is required to be represented at the meeting to constitute a quorum for the transaction of business. If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Votes Required for Proposals. You are entitled to one vote for each share you held on the record date, except that for the election of directors you have cumulative voting rights and are entitled to cast in the aggregate a number of votes equal to the number of shares owned multiplied by the number of directors to be elected and to cast such votes for one candidate or to distribute such votes among two or more candidates. Shareholders may exercise their right to cumulative voting by attaching to their proxy card instructions indicating how many votes their proxy should give to each candidate. The candidates receiving the highest number of votes up to the number of directors to be chosen shall be elected. The accompanying proxy permits a shareholder to vote for, or withhold his or her vote from, the election of directors. Votes that are withheld from a director nominee will be excluded entirely from the vote for such nominee and will have no effect thereon. The proxy holders named on the accompanying proxy will vote for the Board's nominees unless the shareholder has withheld his or her vote from some or all of the nominees. The proxy holders may exercise discretionary authority to cumulate votes in the election of directors by distributing the votes they are authorized to cast among the Board's nominees in order to elect the largest possible number of them and, to the extent possible, in order to cast the same number of votes for each Board nominee. In the election of directors, votes that are withheld will have no effect on the outcome of the election. In counting votes on the proposal to approve the 2008 Long-Term Incentive Plan and the proposal to ratify the appointment of the independent registered public accounting firm, abstentions will have the same effect as a vote against the proposals. For all other matters other than the election of directors, each share of common stock outstanding as of February 15, 2008 is entitled to one vote.

Voting By Proxy

The Company's Board of Directors is sending you this Proxy Statement for the purpose of requesting that you allow your shares of Company common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Company common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by our Board of Directors.

The Board of Directors recommends that you vote:

- **FOR** each of the nominees for director;

- **FOR** the approval of the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan; and

- **FOR** the ratification of the appointment of McGrail, Merkel, Quinn & Associates as the Company's independent registered public accounting firm for fiscal year 2008.

If any matters not described in this Proxy Statement are properly presented at the annual meeting, the persons named on the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy you must either advise the Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the Penn Security Bank and Trust Company ESOP

If you participate in the ESOP, you will receive a single voting instruction card for the ESOP that reflects all shares you may vote under the plan. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee will not vote shares for which no voting instructions are received.

CORPORATE GOVERNANCE

General

We periodically review and revise our corporate governance policies and procedures to ensure that we meet the highest standards of ethical conduct, report results with accuracy and transparency and maintain full compliance with the laws, rules and regulations that govern our operations. As part of this periodic corporate governance review, the Board of Directors reviews and adopts best corporate governance policies and practices for the Company.

The Board of Directors, which is elected by the shareholders, is our ultimate decision-making body, except with respect to those matters reserved to the shareholders. The Board selects our senior management team, which is charged with the conduct of our business. The Board acts as an advisor and counselor to senior management and ultimately monitors its performance.

Corporate Governance Guidelines

Although our common stock is traded on the over-the-counter market and is not presently listed on The Nasdaq Stock Market ("Nasdaq") or listed on a national securities exchange, and as such is not subject to the corporate governance requirements of Nasdaq, the New York Stock Exchange or otherwise, we firmly believe that sound corporate governance is in our best interest and that of our stakeholders, including our shareholders and employees. To that end, the Board of Directors has adopted a corporate governance structure that is modeled upon that required by Nasdaq's listing standards.

The operation and mission of the Board is embodied in our Board Guidelines on Corporate Governance (the "Guidelines"), a copy of which is posted on our website (*www.pennsecurity.com*). The Guidelines were adopted by the Board to serve as a framework for its oversight responsibilities. Among other matters, the Guidelines:

- reinforce that the mission of the Board of Directors is to represent the shareholders' interest in our success through the Board of Director's active oversight and monitoring of management;
- provide that the Board of Directors shall consist of at least a majority of "independent" directors;
- confirm that the Board of Directors shall maintain standing committees, including an Audit Committee, Compensation and Benefits Committee, and Nominating and Corporate Governance Committee, and that each of such committees will consist solely of independent directors;
- provide for an annual evaluation by the Nominating and Corporate Governance Committee of the performance and procedures of the Board, with the goal of increasing the effectiveness of the Board of Directors; and
- provide that the independent members of the Board of Directors shall periodically conduct executive sessions without the presence of any of our employees.

Committees of the Board of Directors

The following table identifies our standing committees and their members at December 31, 2007. All members of each committee are independent in accordance with Nasdaq's listing requirements. The Board's Audit, Compensation and Benefits and Nominating and Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters of all three committees are available on our website *(www.pennsecurity.com).*

Director	Audit Committee	Compensation and Benefits Committee	Nominating and Corporate Governance Committee
Craig W. Best			
Edwin J. Butler	X *	X	
Richard E. Grimm			
Russell C. Hazelton.	X		
D. William Hume			X *
James G. Keisling	X	X	
P. Frank Kozik	X	X	
Robert W. Naismith		X *	
James B. Nicholas			X
Emily S. Perry		X	X
Sandra C. Phillips			X
Otto P. Robinson, Jr.			
Steven L. Weinberger	X		X
Number of Meetings in 2007	8	17	4

* Denotes Chairperson

Audit Committee. The Audit Committee assists the Board in undertaking and fulfilling its oversight responsibilities in connection with: (i) reviewing the financial reports and other financial information we prepare for submission to any governmental or regulatory body or the public and monitoring the integrity of such financial reports; (ii) reviewing our systems of internal controls established for finance, accounting, legal compliance and ethics; (iii) reviewing our accounting and financial reporting processes generally and the audits of our financial statements; (iv) monitoring compliance with legal regulatory requirements; (v) monitoring the independence and performance of our independent registered public accounting firm; and (vi) providing for effective communication between the Board, our senior and financial management and our independent registered public accounting firm.

The Board of Directors has determined that the Audit Committee does not have an "audit committee financial expert" as that term is defined in the Securities and Exchange Commission's rules and regulations. However, the Board believes that each of the members of the Audit Committee has demonstrated that he is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. Because the Board believes that the current members of the Audit Committee are qualified to carry out all of the duties and responsibilities of our Audit Committee, the Board does not believe that it is necessary at this time to actively search for an outside person to serve on the Board who would qualify as an audit committee financial expert.

Compensation and Benefits Committee. The Compensation and Benefits Committee is responsible for: (i) reviewing and approving compensation policies and practices for our executive officers; (ii) coordinating the Board of Director's role in establishing performance criteria for executive officers and evaluating their performance annually; (iii) reviewing and recommending to the Board of Directors the annual salary, bonus, stock options and other benefits for our executive officers, including the President and Chief Executive Officer; and (iv) reviewing and recommending to the Board of Directors new executive compensation programs and reviewing annually the operation of our executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee oversees all aspects of our corporate governance functions, including (i) recommending, for the Board of Director's selection, nominees for director; (ii) identifying qualified individuals to become members of the Board of Directors; and (iii) assisting the Board of Directors in determining the composition of the Board of Directors and its committees.

Director Compensation

The following table sets forth information concerning the compensation received by individuals who served as non-employee directors during the year ended December 31, 2007. During 2007, directors did not receive any perquisites.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Edwin J. Butler	$ 51,850	$ —	$ 51,850
Russell C. Hazelton	31,500	—	31,500
D. William Hume	52,500	—	52,500
James G. Keisling	40,200	—	40,200
P. Frank Kozik	37,800	—	37,800
Robert W. Naismith, Ph.D.	41,150	—	41,150
James B. Nicholas	43,500	—	43,500
Emily S. Perry	42,250	—	42,250
Sandra C. Phillips	34,450	—	34,450
Otto P. Robinson, Jr.	46,150	24,000 (1)	70,150
Steven L. Weinberger	31,300	—	31,300

(1) Represents a retainer received in 2007 for services as General Counsel for the Company and the Bank.

Cash Retainer and Meeting Fees for Non-Employee Directors. The following table sets forth the applicable retainers and fees that will be paid to our non-employee directors for their service on our Board of Directors during 2008.

Annual Retainer	$ 15,000
Fee per Board Meeting: (1)	
Regular Meeting	1,000
Special Meeting	1,000
Fee per Committee Meeting (2)	350

(1) The Chairman of the Board receives a fee of $1,250 per Board meeting.

(2) The Chairman of the Audit Committee receives a fee of $550 per Committee meeting and the Chairman of the Compensation and Benefits Committee and the Chairman of the Nominating and Governance Committee each receive a fee of $450 per Committee meeting.

Meetings of the Board of Directors

The Board of Directors oversees all of our business, property and affairs. The Chairman of the Board and the executive officers keep the members of the Board informed of the Company's business through discussions at Board meetings and by providing them with reports and other materials. During 2007, the Board of Directors held 13 regular meetings and three special meetings. Each of the directors attended at least 75% of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served.

Attendance at the Annual Meeting

We expect our directors to attend annual meetings of shareholders. All directors attended the 2007 Annual Meeting of Shareholders.

Employee Code of Ethics

To aid in its oversight of our management and employees, the Board has adopted a Code of Ethical Conduct applicable to all of our employees, including our principal executive officer and principal accounting officer, and the employees of our wholly-owned subsidiary, Penn Security Bank and Trust Company. The Code of Ethical Conduct is designed to enumerate the Board's expectations for the conduct of our employees in carrying out our mission. The Code of Ethical Conduct requires that such individuals carry out their jobs in an honest and ethical manner, in compliance with laws, avoiding conflicts of interest, while implementing and maintaining our public communication and disclosure reporting systems. A copy of the Code of Ethical Conduct is posted on our website (*www.pennsecurity.com*).

In addition to the compliance reporting mechanisms set forth in the Code of Ethical Conduct, the Audit Committee of the Board has also implemented procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters, including a mechanism for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Stock Ownership

No shareholder owns of record or is known by the Board of Directors to be the beneficial owner of more than 5% of our outstanding common stock.

The following table sets forth the information concerning the number of shares of Company common stock beneficially owned by each director or nominee for director, by the executive officers named in the *Summary Compensation Table* set forth elsewhere herein and by all directors, nominees for director and executive officers as a group.

Name	Amount and Nature of Beneficial Ownership (1)		Percent of Common Stock Outstanding(2)
Craig W. Best	2,611	(3)	*
Edwin J. Butler	20,502	(4)	*
William J. Calpin, Jr.	902	(5)	*
Richard E. Grimm	4,220	(6)	*
Russell C. Hazelton	14,876	(7)	*
D. William Hume	5,060	(8)	*
James G. Keisling	21,217	(9)	*
Andrew A. Kettel, Jr.	3,219	(10)	*
P. Frank Kozik	17,116	(11)	*
Robert W. Naismith	32,422	(12)	1.5
James B. Nicholas	9,550	(13)	*
Emily S. Perry	2,190	(14)	*
Sandra C. Phillips	74,460	(15)	3.5
Otto P. Robinson, Jr.	75,696	(16)	3.5
Patrick Scanlon	2,261	(17)	*
Steven L. Weinberger	1,600	(18)	*
All Directors and Executive Officers as a group (25 individuals)	295,242		13.7%

* Less than 1% of the outstanding shares of Common Stock or less than 1% of the voting power.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and may include securities owned by or for the individual's spouse and minor children and any other relative who has the same home, as well as securities as to which the individual has, or shares, voting or investment power or has the right to acquire beneficial ownership of within 60 days after February 15, 2008. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Based on 2,148,000 shares of Company common stock outstanding and entitled to vote as of the close of business on February 15, 2008.

(3) Includes 2,500 shares in a self-directed IRA and 110 shares held by Penn Security Bank and Trust Company under its Employee Stock Ownership Plan in which Mr. Best has a non-vested interest.

(4) Includes 1,367 shares in a self-directed IRA.

(5) Includes 300 shares in a self-directed IRA and 602 shares held by Penn Security Bank and Trust Company under its Employee Stock Ownership Plan in which Mr. Calpin has a vested interest

(6) Includes 780 shares owned jointly by Mr. Grimm and his wife and 3,436 shares held by Penn Security Bank and Trust Company under its Employee Stock Ownership Plan in which Mr. Grimm has a vested interest.

(7) Includes 8,724 shares owned jointly by Mr. Hazelton and his wife, 800 shares owned by Mr. Hazelton's wife and 960 shares in a self-directed IRA.

(8) Includes 1,789 shares owned jointly by Mr. Hume and his wife, 100 shares in a self-directed IRA owned by Mr. Hume's wife and 3,171 shares in a self-directed IRA.

(9) Includes 1,400 shares owned jointly by Mr. Keisling and his wife, 2,100 shares owned by Mr. Keisling's wife, 6,044 shares in a self-directed IRA and 10,973 shares held in a custodial account.

(10) Includes 221 shares owned jointly by Mr. Kettel, his brother and his father and 2,991 shares held by Penn Security Bank and Trust Company under its Employee Stock Ownership Plan in which Mr. Kettel has a vested interest.

(11) Includes 14,596 shares owned jointly by Mr. Kozik and his wife and 2,400 shares in a self-directed IRA.

(12) Includes 19,500 shares owned jointly by Dr. Naismith and his wife, 300 shares held by Dr. Naismith's wife and 12,622 shares in a self-directed IRA.

(13) Includes 1,150 shares owned by Mr. Nicholas's mother, for which Mr. Nicholas has power-of-attorney, 5,300 shares in a self-directed IRA, 600 shares owned by Mr. Nicholas's wife and 2,500 shares held in trust accounts.

(14) Includes 1,480 shares owned jointly by Mrs. Perry, her husband and her children and 290 shares in a self-directed IRA.

(15) These shares are held in trust accounts.

(16) Includes 9,456 shares owned jointly by Mr. Robinson and his wife and 12,998 shares owned by Mr. Robinson's wife and children.

(17) These shares are held by Penn Security Bank and Trust Company under its Employee Stock Ownership Plan in which Mr. Scanlon has a vested interest.

(18) Includes 750 shares held in trust accounts and 750 shares in a self-directed IRA.

ITEMS TO BE VOTED ON BY SHAREHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors currently consists of thirteen members, all of whom are independent under the listing standards of the Nasdaq Stock Market, except for Craig W. Best, Otto P. Robinson, Jr. and Richard E. Grimm. The Board is divided into four classes, as nearly equal in number as possible, and identified by the year in which the term of such class expires, i.e., the Class of 2008, the Class of 2009, the Class of 2010 and the Class of 2011. The Class of 2012 directors elected at this annual meeting will serve for four-year terms. The Classes of 2009, 2010 and 2011 will continue to serve for one year, two years and three years, respectively, in order to complete their four-year terms.

The Board of Directors has fixed the number of directors in the Class of 2012 at three and has nominated Russell C. Hazelton, Robert W. Naismith, Ph.D. and Emily S. Perry for election as Class of 2012 directors to hold office for four-year terms to expire at the 2012 Annual Meeting of Shareholders or when their successors are duly elected and qualified. These individuals are currently members of our Board of Directors.

Unless you indicate on your proxy card that your shares should not be voted for certain nominees, the Board of Directors intends that the proxies solicited by it will be voted for the election of all of the Board's nominees. If any nominee is unable to serve, the persons named on the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. Alternatively, the Board may adopt a resolution to reduce the size of the Board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

The Board of Directors recommends that you vote "FOR" the election of its nominees.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below.

Nominees for Election of Directors

Name	Age as of 2/15/2008	Principal Occupation for Past Five Years	Director Since	Directorship of other Public Companies
Russell C. Hazelton	73	Mr. Hazelton is a retired Captain for TransWorld Airlines.	1977	None
Robert W. Naismith, Ph.D.	63	Dr. Naismith has served as Chairman and Chief Executive Officer of Roosevelt Capital Partners, LLC since January 2008. Prior to that time, Dr. Naismith was Chairman and Chief Executive Officer of Life Science Analytics, Inc.	1988	None
Emily S. Perry	68	Ms. Perry is a retired Insurance Account Executive and a community volunteer.	1983	None

Directors Continuing in Office

Name	Age as of 2/15/2008	Principal Occupation for Past Five Years	Director Since	Term Expires at Annual Meeting of Shareholders to be Held in	Directorship of Other Public Companies
Richard E. Grimm	60	Executive Vice-President and Treasurer. Mr. Grimm has served the Bank as Executive Vice-President and Cashier since 1994.	1994	2009	None
James B. Nicholas	56	Mr. Nicholas is President of D.G. Nicholas Co., Scranton, PA, a wholesale auto parts company	1981	2009	None

Name	Age as of 2/15/2008	Principal Occupation for Past Five Years	Director Since	Term Expires at Annual Meeting of Shareholders to be Held in	Directorship of Other Public Companies
Sandra C. Phillips	65	Ms. Phillips has served on the Abington Advisory Board of Penn Security Bank and Trust Company since 1984. She is active in various community associations and organizations.	1994	2009	None
Craig W. Best	47	President and Chief Executive Officer. Previously, Mr. Best was Chief Operating Officer of First Commonwealth Bank, a $6.2 billion financial services institution headquartered in Indiana, PA.	2006	2010	None
D. William Hume	81	Chairman of the Board of Directors. Mr. Hume retired in January 1999 and was Senior Vice-President and Assistant Secretary of the Bank at that time.	1991	2010	None
James G. Keisling	60	Mr. Keisling is Chairman of the Board of CPG International, Inc. and Vycom Corp., manufacturers of plastic sheets products. Mr. Kiesling was formerly Chief Executive Officer of Compression Polymers Group and Vycom Corp.	1984	2010	CPG International, Inc.
Otto P. Robinson, Jr.	69	Mr. Robinson retired as of January 2, 2006 and was President, Chief Executive Officer and General Counsel of the Bank at the time. Mr. Robinson serves as General Counsel to the Bank (excluding corporate governance affairs) and continues his private practice of law.	1967	2010	None
Edwin J. Butler	81	Mr. Butler retired in September 1991 and was Executive Vice-President and Cashier of the Bank at that time.	1977	2011	None
P. Frank Kozik	68	Secretary. Mr. Kozik is President and Chief Executive Officer of Scranton Craftsmen, Inc., Throop, PA, a corporation dealing in miscellaneous iron, pre-cast concrete products and ready mixed concrete.	1981	2011	None
Steven L. Weinberger	60	Mr. Weinberger is President of G. Weinberger Company, Old Forge, PA, a mechanical contractor specializing in commercial and industrial construction.	1999	2011	None

Item 2 – Approval of the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan

Proposed Action Regarding the 2008 Long-Term Incentive Plan

At the annual meeting, stockholders will be asked to approve the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan (the "2008 Plan"), which was adopted, subject to stockholder approval, by the Board of Directors on January 15, 2008.

The Company believes that incentives and stock-based awards focus employees on the dual objectives of creating stockholder value and promoting the Company's success, and that long-term incentive plans like the 2008 Plan help to attract, retain and motivate valued employees and directors. The Board of Directors believes that the 2008 Plan will promote the interests of the Company and its stockholders and that it will give the Company flexibility to continue to provide incentives that are based on the attainment of corporate objectives and increases in stockholder value.

The Board of Directors recommends that you vote "FOR" the approval of the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan.

Summary Description of the 2008 Long-Term Incentive Plan

The principal terms of the 2008 Plan are summarized below. The following summary is qualified in its entirety by the full text of the 2008 Plan, which appears as *Appendix A* to this proxy statement.

Purposes of the 2008 Plan. The purposes of the 2008 Plan are to promote the success and enhance the value of the Company by providing long term incentives to directors and employees of the Company and its subsidiaries linking their personal interest to that of the Company's shareholders. The 2008 Plan is further intended to provide flexibility to the Company by increasing its ability to motivate, attract and retain services of employees and directors upon whose judgment, interest and special effort the successful conduct of the Company's operations are largely dependent.

Administration. The Compensation Committee of the Board of Directors will administer the 2008 Plan. Any action required or permitted to be taken by the Committee under the 2008 Plan requires the affirmative vote of a majority of a quorum of the Committee members, where a majority of the Committee members constitutes a quorum. The Committee may also act by written determination, provided such determination is signed by all Committee members. The Committee may delegate all or any part of its authority under the 2008 Plan to a subcommittee of directors and/or officers of the Company for purposes of determining and administering awards granted to persons who are not then subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934. (The appropriate acting body, be it a subcommittee or the Committee is referred to in this proposal as the "Administrator.")

The Administrator has broad authority under the 2008 Plan with respect to awards granted under the 2008 Plan, including, without limitation, the authority to:

- Designate the individuals eligible to receive awards under the 2008 Plan;
- Determine the size, type and date of grant for individual awards, provided that awards approved by the Administrator are not effective unless and until ratified by the Board of Directors; and
- Interpret the 2008 Plan and award agreements issued with respect to individual participants.

Each award granted under the 2008 Plan will be evidenced by a written award agreement that sets forth the terms and conditions of each award and may include additional provisions and restrictions as determined by the Administrator, provided they are consistent with the 2008 Plan.

Eligibility. Persons eligible to receive awards under the 2008 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries, except that incentive stock options may be granted only to individuals who are employees on the date of grant.

Authorized Shares; Limits on Awards. The total number of shares of the Company's common stock available for grant as awards under the 2008 Plan shall not exceed in the aggregate five percent of the outstanding shares of the Company's common stock as of February 15, 2008, or 107,400 shares of the Company's common stock.

Shares available for grant under the 2008 Plan may be authorized and unissued shares, treasury shares held by the Company or shares purchased or held by the Company or a subsidiary for purposes of the 2008 Plan, or any combination thereof. Shares issued upon assumption or conversion of outstanding stock-based awards granted by an acquired company shall be disregarded in applying the limitation on awards.

Types of Awards. The 2008 Plan authorizes grants of stock options, stock appreciation rights, dividend equivalents, performance awards, restricted stock and restricted stock units.

A stock option is the right to purchase shares of the Company common stock at a future date at a specified price per share (the "exercise price"). The per share exercise price of a stock option may not be less than the fair market value of a share of the Company common stock on the date of grant. The maximum term of a stock option is ten years from the date of grant. Stock options granted under the 2008 Plan may be nonqualified stock options or incentive stock options under the Internal Revenue Code.

A stock appreciation right is the right to receive, upon exercise of that right, an amount, which may be paid in cash, shares of common stock or a combination thereof in the Committee's discretion, equal to the excess of the fair market value per share of the Company's common stock on the date of exercise of the stock appreciation right over the exercise price of the stock appreciation right as determined by the Committee on the grant date. Stock appreciation rights may be granted in connection with other awards or independently.

A dividend equivalent is the right to receive an amount, in cash, either currently or deferred, or converted into shares of common stock, equal to the regular cash dividend paid on one share of common stock. Dividend equivalents may only be granted in connection with the grant of an award that is based on but does not consist of shares of common stock, whether or not restricted, and the number of dividend equivalents granted shall not exceed the number of related stock-based rights. Dividend equivalents expire no later than the date on which their related stock-based rights are first exercised, expire or are forfeited.

A performance award is the right to receive a number of shares of common stock or a cash amount based on the extent to which performance goals, as described under the 2008 Plan, are achieved.

A restricted stock award is a grant of a certain number of shares of common stock subject to the lapse of certain restrictions determined by the Administrator.

A restricted stock unit is the right to receive a share of Company common stock at a future date subject to the lapse of certain restrictions determined by the Administrator.

Effect of Termination of Service on Awards. Unless otherwise specified in the 2008 Plan or the applicable award agreement, awards of stock options or stock appreciation rights not exercisable upon termination of service will expire immediately and automatically upon termination of service. Any portion of stock options or stock appreciation rights that are exercisable upon termination of service for cause will immediately and automatically expire upon termination, and any shares for which certificates have not been delivered will immediately and automatically be forfeited and the participant will be refunded any exercise price paid. If termination is by reason of disability or death, those exercisable stock options and stock appreciation rights may be exercisable for 12 months following termination; if termination is for any reason other than death, disability or cause, those exercisable options or stock appreciation rights will be exercisable for a period of 90 days following termination. Unless otherwise determined by the Administrator, awards of restricted stock and restricted stock units are forfeited upon termination of service during the restriction period. The distribution of performance awards is contingent upon continuous employment during the performance period, unless termination of service is the result of death, disability, with the consent of the Administrator, normal or late retirement, or early retirement, with the consent of the Administrator, or transfer of an executive in a spin-off, with the consent of the Administrator.

Effect of Change in Control on Awards. A "change in control" with respect to any award has the meaning assigned to the term in the change in control agreement, if any; provided, however, if there is no such agreement, it shall have the meaning given to it in the 2008 Plan. In the event of a change in control, a pro rata portion of all outstanding performance awards shall be payable ten days after the change in control in accordance with the 2008 Plan. Notwithstanding anything to the contrary set forth in the 2008 Plan, upon or in anticipation of a change in control, the Board may, in its sole and absolute discretion and without need for a participant's consent, take one or more of the following actions, with regards to stock options and stock appreciation rights: (1) cause any or all outstanding awards to become vested and immediately exercisable, in whole or in part; (2) cause any outstanding stock option to become fully vested and immediately exercisable for a reasonable period in advance of the change in control and, to the extent not exercised prior to the change in control, cancel that option upon closing of the change in control; (3) cancel any stock option in exchange for a substitute award in a manner consistent with all rules and regulations; (4) cancel any stock appreciation right in exchange for stock appreciation rights with respect to the capital stock of any successor corporation or its parent; (5) cancel any stock appreciation right in exchange for cash and/or other substitute consideration with a value determined in accordance with the 2008 Plan; and/or (5) cancel any stock option in exchange for cash and/or other substitute consideration with a value determined in accordance with the 2008 Plan; and with regards to restricted stock and restricted stock units the Board may: (1) cause any or all outstanding awards to become non-forfeitable, in whole or in part; (2) cancel any award in exchange for restricted shares or restricted stock units with respect to the capital stock of any successor corporation or its parent; or (3) redeem any award for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share on the date of the change in control.

Transfer Restrictions. Subject to certain exceptions, recipients may not transfer awards of stock options or stock appreciation rights under the 2008 Plan other than by will or the laws of descent and distribution. Generally, only the recipient may exercise an award during the recipient's lifetime. Any amounts payable or shares issuable pursuant to an award will be paid only to the recipient or the recipient's beneficiary or legal representative. Awards of restricted stock and restricted stock units and performance awards may be transferable by assignment by the recipient to the extent provided in the applicable restricted stock award or performance award agreement.

Relevant Change Adjustments. As is customary in long-term incentive plans of this nature, appropriate adjustments in the number, class and/or issuer of shares available for grant and in any outstanding awards, including adjustments in the size of the award and exercise price, may be made by the Administrator to give effect to adjustments made in the number of shares of common stock effected by a merger, consolidation, recapitalization, reclassification, combination, spin-off, common stock dividend, stock split, or other relevant change.

Amendment or Termination of the 2008 Long-Term Incentive Plan. The Board may generally amend, suspend, discontinue or terminate the 2008 Plan at any time and in any manner, except that no amendment by the Board shall, without further stockholder approval, increase the total number of shares of common stock which may be made subject to the 2008 Plan (except as required pursuant to "relevant change adjustments" described above), make any change, without consent of the participant, which impairs any previously granted awards, or make any other change for which stockholder approval is required by law or required by the listing standards of any national securities exchange or national securities market where the shares of the Company are listed.

Federal Income Tax Treatment of Awards Under the 2008 Long-Term Incentive Plan

The federal income tax consequences of the 2008 Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the 2008 Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe state or local tax consequences.

With respect to nonqualified stock options, the Company is generally entitled to deduct, and the optionee recognizes taxable income in an amount equal to, the difference between the option exercise price and the fair market value of the shares at the time of exercise. Stock appreciation rights are generally taxed and deductible in substantially the same manner as nonqualified stock options.

With respect to incentive stock options, there typically will be no federal income tax consequences to the optionee or to the Company upon the grant or exercise of an incentive stock option. If the optionee holds the option shares for at least two years after the date the option was granted or for one year after exercise, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

Generally, the recipient of a restricted stock award recognizes ordinary income, and the Company is entitled to a corresponding deduction, equal to the fair market value of the stock at the time any transfer or forfeiture restrictions applicable to the restricted stock award lapse. A restricted stock award recipient who makes an election under Section 83(b) of the Internal Revenue Code, however, recognizes ordinary income equal to the fair market value of the stock at the time of grant, and the Company is entitled to a corresponding deduction at that time. If the recipient makes a Section 83(b) election, there are no further federal income tax consequences to either the recipient or the Company at the time any applicable transfer or forfeiture restrictions lapse.

With respect to the other awards authorized under the 2008 Plan, cash and stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. In each of these cases, the Company receives a corresponding deduction at the time the participant recognizes ordinary income.

New Plan Benefits Under the 2008 Long-Term Incentive Plan

The Company has not approved any awards under the 2008 Plan that are conditioned upon stockholder approval of the 2008 Plan and is not currently considering any specific award grants under the 2008 Plan.

Proposal 3 – Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed McGrail, Merkel, Quinn & Associates, as our independent registered public accounting firm for 2008. McGrail, Merkel, Quinn & Associates has served as our independent registered public accounting firm for 2007. Representatives of the firm are expected to be present at the annual meeting and will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

The Board of Directors recommends that you vote "FOR" the ratification of the appointment of McGrail, Merkel, Quinn & Associates as the Company's independent registered public accounting firm for 2008.

Audit Fees

The following table sets forth the fees billed to us for the fiscal years ending December 31, 2007 and 2006, respectively, by McGrail, Merkel, Quinn & Associates.

	Year Ended December 31,	
	2007	**2006**
Audit Fees (1)	$123,000	$115,000
Audit-Related Fees (2)	23,000	22,000
Tax Fees (3)	10,000	8,500
All Other Fees	—	—
Total	$156,500	$145,500

(1) Audit fees consist of fees for professional services rendered for the audit of our financial statements and review of financial statements included in our quarterly reports and services normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees for audits of employee benefit plans and student loans.

(3) Tax fees consist of compliance fees for the preparation of original tax returns. Tax service fees also include fees relating to other tax advice, tax consulting and planning.

Policy on Pre-Approval of Services by the Independent Registered Public Accounting Firm

The Audit Committee has adopted policies and procedures relating to the approval of audit, audit-related, tax services and other services to be performed by our independent registered public accounting firm. Pursuant to these policies, all services to be performed by our independent registered public accounting firm must be approved by the Audit Committee in advance. During the year ended December 31, 2007, all audit and non-audit services were approved, in advance, by the Audit Committee in compliance with these procedures.

REPORT OF AUDIT COMMITTEE

The Audit Committee has reviewed Penseco's audited financial statements as of and for the year ended December 31, 2007, and met separately with management and McGrail, Merkel, Quinn & Associates, independent registered public accountants, to discuss those financial statements. Management has represented to us that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

Management has primary responsibility for Penseco's financial statements and the overall reporting process, including Penseco's system of internal controls. The independent registered public accountants audit the annual financial statements prepared by management, express an opinion as to whether those financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of Penseco in conformity with accounting principles generally accepted in the United States of America and discuss with us their independence and any other matters they are required to discuss with us or that they believe should be raised with us.

The Audit Committee has received from and discussed with McGrail, Merkel, Quinn & Associates the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee) as adopted by the Public Company Accounting Oversight Board in Rule 3600T. These items relate to the firm's independence from the Company and its management. The Audit Committee also discussed with McGrail, Merkel, Quinn & Associates any matters required to be discussed by Statement on Auditing Standards No. 114 (Communication With Those Charged With Governance) as adopted by the Public Company Accounting Oversight Board.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors, and that Board has approved, that the audited financial statements be included in Penseco's Annual Report on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. The Audit Committee has also approved the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

Members of the Audit Committee of Penseco Financial Services Corporation

Edwin J. Butler, Chairman
Russell C. Hazelton
James G. Keisling
P. Frank Kozik
Steven L. Weinberger

COMPENSATION DISCUSSION AND ANALYSIS

Our Compensation Philosophy

Our compensation philosophy starts from the premise that the success of Penseco Financial Services Corporation depends, in large part, on the dedication and commitment of the people we place in key operating positions to drive our business strategy. We strive to satisfy the demands of our business model by providing our management team with incentives tied to the successful implementation of our corporate objectives. However, we recognize that the Company operates in a competitive environment for talent. Therefore, our approach to compensation considers the full range of compensation techniques that enable us to compare favorably with our peers as we week to attract and retain key personnel.

We base our compensation decisions on the following principles:

- Meeting the Demands of the Market – Our goal is to compensate our employees at competitive levels that position us as the employer of choice among our peers who provide similar financial services in the markets we serve.

- Driving Performance – We will structure compensation around the attainment of company-wide, business unit and individual targets that return positive results to our bottom line.

- Reflecting our Business Philosophy – Our approach to compensation reflects our values and the way we do business in the communities we serve.

Our compensation program currently relies on two primary elements: (i) base compensation or salary and (ii) discretionary cash-based, short-term incentive compensation. For a description of our proposed stock-based, long-term incentive compensation, see "*Items to be Voted on by Shareholders—Item 2—Approval of the Penseco Financial Services Corporation 2008 Long-Term Incentive Plan—Summary Description of the 2008 Long-Term Incentive Plan.*" We believe that we can meet the objectives of our compensation philosophy by achieving a balance among these elements that is competitive with our industry peers and creates appropriate incentives for our management team. To achieve the necessary balance, the Compensation and Benefits Committee of our Board of Directors has consulted with Larry R. Webber and Robert Jones, independent compensation consultants, as well as reviewed survey data for peer institutions to help us benchmark our compensation program and our financial performance to our peers. See *"Role of Compensation Consultant"* and *"Peer Group Analysis."*

Base Compensation. The salaries of our named executive officers are reviewed at least annually to assess our competitive position and make any necessary adjustments. Our goal is to maintain salary levels for our named executive officers at a level consistent with base pay received by those in comparable positions at our peers. To further that goal, we obtain peer group information from a variety of sources. See *"Peer Group Analysis."* We also evaluate salary levels at the time of promotion or other change in responsibilities or as a result of specific commitments we made when a specific officer was hired. Individual performance and retention risk are also considered as part of our annual assessment.

Cash-Based Incentive Compensation. The Compensation and Benefits Committee of the Board of Directors authorizes discretionary bonuses for our named executive officers based on the terms of our cash-based incentive program which rewards the attainment of annual company-wide financial objectives at specified levels and individual performance relative to the specific tasks we expect an employee to accomplish during the year. Our objective is to drive annual performance at both the company and individual levels to the highest attainable levels by establishing thresholds tied to incentive awards.

Role of the Compensation and Benefits Committee

We rely on the Compensation and Benefits Committee to develop our executive compensation program and to monitor the success of the program in achieving the objectives of our compensation philosophy. The Committee, which consists of five independent directors, is also responsible for the administration of our compensation programs and policies, including the administration of our cash- and stock-based incentive programs as well as our tax-qualified plans. The Committee reviews and approves all compensation decisions relating to our officers. The compensation of our Chief Executive Officer and the other named executive officers are set by the Committee. The Chief Executive Officer attends the Compensation and Benefits Committee meetings at the invitation of the Committee. The Chief Executive Officer does not participate in any discussions on his own compensation and does not vote on matters presented in the Committee. The Committee operates under the mandate of a formal charter that establishes a framework for the fulfillment of the Committee's responsibilities. A copy of the charter of the Compensation and Benefits Committee is posted on our website (*www.pennsecurity.com*).

The Committee reviews the charter at least annually to ensure that the scope of the charter is consistent with the Committee's expected role. Under the charter, the Committee is charged with general responsibility for the oversight and administration of our compensation program. During 2007, the Compensation and Benefits Committee met 17 times. The members of the Committee are Edwin J. Butler, James G. Keisling, P. Frank Kozik, Robert W. Naismith and Emily S. Perry, each of whom is independent under Nasdaq listing standards.

Role of Compensation Consultants

Our Compensation and Benefits Committee has worked with Larry R. Webber and Robert Jones, independent consultants, to help us benchmark our compensation program against our peers and to ensure that our program is consistent with prevailing practice in our industry. We paid Mr. Webber $3,168 and Mr. Jones $16,720 in the aggregate for their services during the 2007 fiscal year.

Role of Management

Our Chief Executive Officer makes recommendations to the Compensation and Benefits Committee from time to time regarding the appropriate mix and level of compensation for his subordinates. Those recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation and Benefits Committee. Our Chief Executive Officer does not participate in Committee discussions or the review of Committee documents relating to the determination of his own compensation.

Peer Group Analysis

A critical element of our compensation philosophy and a key driver of specific compensation decisions for our management team is the comparative analysis of our compensation mix and levels relative to a peer group of publicly traded banks and thrifts. We firmly believe that the cornerstone of our compensation program is the maintenance of competitive compensation program relative to the companies with whom we compete for talent. In 2007, our peer group was selected with the assistance of our compensation consultants on the basis of several factors, including geographic location, size, operating characteristics, and financial performance.

Severance and Change in Control Benefits

We recognize that an important consideration in our ability to attract and retain key personnel is our ability to minimize the impact on our management team of the possible disruption associated with our analysis of strategic opportunities. Accordingly, we believe that it is in the best interest of Penseco and its shareholders to provide our key personnel with reasonable financial arrangements in the event of termination of employment following a change in control or involuntary termination of employment for reasons other than cause. Our Chief Executive Officer, who has an employment agreement, has a provision in his agreement that provides for certain benefits in the event of voluntary or involuntary termination following a change in control. These provisions are described in the *"Other Potential Post-Termination Benefits"* section below. In addition, the employment agreement contains provisions which provide for certain severance benefits in the event we terminate the Chief Executive Officer's employment for reasons other than cause. These provisions are also described in *"Employment Agreement"* along with estimates of the severance and change in control benefits provided to the Chief Executive Officer.

Retirement Benefits; Employee Welfare Benefits

We offer our employees tax-qualified retirement plans. Our primary retirement benefit vehicles are (i) a pension plan, (ii) a retirement profit sharing plan and (iii) an employee stock ownership plan that allows participants to accumulate a retirement benefit in employer stock at no cost to the participant. We also provided our former Chief Executive Officer and provide our present Chief Executive Officer with a supplemental retirement plan agreement which provides the former and present executives with additional benefits in excess of those accrued in the pension plan due to the limit on compensation contained in Section 401(a)(17) of the Internal Revenue Code. A description of these arrangements is provided under *"Supplemental Benefit Plan Agreement."* These benefits are consistent with the benefits provided to similarly situated officers of institutions in our peer group.

In addition to retirement programs, we provide our employees with coverage under medical, dental, vision, life insurance and disability plans on terms consistent with industry practice.

Perquisites

We provide certain of our officers, including the Chief Executive Officer, with perquisites similar to those provided to executives employed by our peers. The perquisites are intended to further the officers' abilities to promote the business interests of Penseco in our markets and to reflect competitive practices for similarly situated officers employed by our peers.

Director Compensation

Retainer and Meeting Fees. Our outside directors are compensated through a combination of retainers and meeting fees. Directors who are also employees of the company do not receive additional compensation for service on the Board. The level and mix of director compensation is revised by the Compensation and Benefits Committee on a periodic basis to ensure consistency with the objectives of our overall compensation philosophy. See *"Corporate Governance—Director Compensation."*

Our 2007 Compensation Program

Salary Levels and Adjustments

The base salaries paid to our named executive officers are set forth above in the *Summary Compensation Table.* We believe that the base salaries paid to our executive officers during 2007 achieves our executive compensation objectives, compares favorably to our peer group and is within our target of providing a base salary at the market median.

In January 2008, adjustments to our executive base salaries were made based on an analysis of current market pay levels of peer companies and in published surveys. In addition to the pay levels of our peer group, factors taken into account in making any changes for 2008 included the contributions made by the executive officer, the performance of the executive officer, the role and responsibilities of the executive officer and the relationship of the executive officer's base pay to the base salary of our other executives. The Committee adjusted base salaries for 2008 on an average by 3%, which placed senior management, as a group, within the peer group median.

Bonus Awards

Subject to the final approval of the Bank's full Board of Directors, the Compensation and Benefits Committee authorized bank-wide cash bonuses. The Committee determined the bonus of the President/Chief Executive Officer. The Committee, based on recommendations of the Chief Executive Officer, determined the bonuses of the other members of senior management. The Board of Directors voted final approval of all bonuses in January 2008 for payment in February 2008.

Stock Appreciation Rights

On February 29, 2008, the Compensation and Benefits Committee of the Board of Directors awarded 8,500 stock appreciation rights to our Chief Executive Officer, which will vest annually at a rate of 1,700 per year, at a strike price of $37.50 per share. The stock appreciation rights grant the executive the right to receive, upon exercise of that right, an amount equal to the excess of the fair market value of the Company's common stock on the date of use over the exercise price of the rights. At the discretion of the Compensation and Benefits Committee, this amount may be paid in cash, stock or a combination thereof.

COMPENSATION AND BENEFITS COMMITTEE REPORT

The Compensation and Benefits Committee has reviewed and discussed with management the Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission. Based on such review and discussions, the Compensation and Benefits Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement. See *"Compensation Discussion and Analysis."*

Compensation and Benefits Committee of the Board of Directors
of Penseco Financial Services Corporation

Robert W. Naismith, Ph.D., Chairman
Edwin J. Butler
James G. Keisling
P. Frank Kozik
Emily S. Perry

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information for the year ended December 31, 2007 concerning the compensation of our principal executive officer, principal financial officer and the Company's other three most highly compensated executive officers (or executive officers of its subsidiaries) whose compensation was $100,000 or more and who were serving as such on December 31, 2007 for services in all capacities to the Company and its subsidiaries. No named executive officers received perquisites in excess of $10,000 during the year ended December 31, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Craig W. Best	2007	237,444	60,409	9,350	28,835	5,276	341,314
President and Chief Executive Officer	2006	228,367	45,673	—	11,333	4,870	290,243
Patrick Scanlon	2007	101,570	13,168	—	26,817	2,631	144,186
Senior Vice President and Controller	2006	94,700	10,640	—	9,951	2,096	117,387
Richard E. Grimm	2007	172,127	13,718	—	85,314	4,300	275,459
Executive Vice President, Credit Division Head	2006	165,439	11,246	—	38,398	3,712	218,795
Andrew A. Kettel, Jr.	2007	118,218	39,861	—	50,093	2,857	211,029
Executive Vice President, Private Banking Division Head	2006	104,849	3,616	—	14,882	2,358	125,705
William J. Calpin, Jr.	2007	111,421	3,300	—	16,815	2,662	134,198
Senior Vice President, Trust Division Head	2006	107,737	2,120	—	10,354	2,384	122,595

(1) Represents the dollar value of cash bonuses earned during the fiscal year.

(2) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) of the vesting of 2,000 stock appreciation rights in 2007 for Mr. Best using the Black-Scholes pricing model. For further information on the assumptions used to compute the fair value, see note 14 to the consolidated financial statements contained in the Company's Annual Report on Form 10-K. Mr. Best was awarded 10,000 stock appreciation rights on January 2, 2006, which vest annually at a rate of 2,000 per year.

(3) Represents the sum of (i) the aggregate change in the actuarial present value of accumulated benefits under all defined benefit and actuarial pension plans from the plan measurement date used for financial statement reporting purposes with respect to the prior completed fiscal year to the plan measurement date used for financial statement reporting purposes with respect to the covered fiscal year, and (ii) above-market or preferential earnings on non-tax-qualified deferred compensation.

(4) Details of the amounts reported in the "All Other Compensation" column for 2007 are provided in the table below:

	Mr. Best	Mr. Scanlon	Mr. Grimm	Mr. Kettel	Mr. Calpin
Employer Contributions to the Profit Sharing Plan	$ 2,638	$ 1,315	$ 2,150	$ 1,428	$ 1,331
Employer Contributions to the ESOP	2,638	1,316	2,150	1,429	1,331

The foregoing table includes payments made on behalf of the named executive officers to the Bank's Retirement Profit Sharing Plan (the "Profit Sharing Plan"). The Profit Sharing Plan includes employees as well as executive officers. Directors who are not employees are not included in the Profit Sharing Plan. Under the Profit Sharing Plan, amounts approved by the Board are paid into a fund and each employee is credited with a share in proportion to his or her annual compensation. Upon retirement or death or termination or disability, each employee is paid the total amount of his or her credits in the fund in one of a number of optional ways. In 2007, the Bank contributed $70,000 to the Profit Sharing Plan.

The foregoing table also includes allocations made on behalf of the named executive officers to the Bank's Employee Stock Ownership Plan (the "ESOP"). The ESOP includes employees as well as officers. Directors who are not employees are not included in the ESOP. Under the ESOP, amounts approved by the Board are paid into the ESOP and each employee is credited with a share in proportion to his or her annual compensation. All contributions to the ESOP are invested in or will be invested primarily in our common stock. In 2007, the Bank contributed $70,000 to the ESOP. Distribution of a participant's stock account occurs upon retirement or death or disability or termination of employment.

Employment Agreement

The Company and the Bank jointly maintain a three-year employment agreement with Craig W. Best, President and Chief Executive Officer. The Company and the Bank entered into the employment agreement, effective as of January 2, 2006, to help ensure a stable and competent management base and encourage the continued success of the Company and the Bank.

The term of the employment agreement renews automatically on each anniversary of the effective date for an additional one-year period, unless either party provides at least 30 days' notice of non-renewal. The executive's current base salary is $244,007; the Bank's Board of Directors will review his performance each year and make salary adjustments accordingly. In addition to base salary, the employment agreement provides for an annual bonus of up to 20% of base salary, based upon the attainment of performance goals mutually agreed upon by the executive and the Bank's Board of Directors each year. The employment agreement also provides that the executive may participate in current or future employee benefit programs, including stock-based and long-term incentive compensation plans and a supplemental executive pension plan, and for the purchase of term life insurance with a death benefit of $500,000 payable upon the executive's death. Under the agreement, the Company provides the executive with the use of an automobile, along with reasonable insurance and maintenance costs, as well as reimbursement for country and dining club memberships and reasonable business expenses. The Company also agrees to indemnify the executive to the fullest extent legally allowable.

Under the employment agreement, the executive agrees to maintain the confidentiality of non-public information and trade secrets learned during the course of employment and further agrees that the Company and the Bank maintain ownership over his work product (as defined in the agreement). In addition, for a period of 12 months following termination of employment for any reason, the executive agrees that he will not: (1) solicit customers, potential customers or suppliers for or on behalf of a competing business (as defined under the agreement); (2) recruit employees of the Bank or Company for a competing business, or (3) serve as a director, officer, employee or investor in a competing business.

See "*Other Potential Post-Termination Benefits*" for a discussion of the benefits and payments Mr. Best may receive under his employment agreement upon his termination of employment.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information concerning stock appreciation rights that have not vested for Mr. Best as of December 31, 2007.

Name	Number of Shares or Units of Stock That Have Not Vested (#) (1)	Market Value of Shares or Units of Stock That Have Not Vested($) (2)
Craig W. Best	8,000	316,000

(1) Represents the total number of stock appreciation rights that have not vested. Mr. Best was awarded 10,000 stock appreciation rights on January 2, 2006, which vest annually at a rate of 2,000 per year.
(2) Based upon the Company's closing stock price of $39.50 on December 31, 2007.

Pension Benefits

The following table sets forth information concerning our plans that provide for payments or other benefits at, following, or in connection with, retirement for each of the named executive officers.

Name	Plan Name	Number of Years of Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payment During Last Fiscal Year ($) (3)
Craig W. Best	Employees Pension Plan	2	28,835	—
Patrick Scanlon	Employees Pension Plan	33	135,326	—
Richard E. Grimm	Employees Pension Plan	29	463,891	—
Andrew A. Kettel, Jr.	Employees Pension Plan	37	346,598	—
William J. Calpin, Jr.	Employees Pension Plan	8	74,800	—

(1) The number of years of service credited to the executive officer under the plan, computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the registrant's audited financial statements for the last completed fiscal year.
(2) The actuarial present value of the named executive officer's accumulated benefit under the plan(s), computed as of the same pension plan measurement date used for financial statement reporting purposes with respect to the registrant's audited financial statements for the last completed fiscal year.
(3) The dollar amount of any payments and benefits paid to the named executive officer during the registrant's last completed fiscal year.

The information in the foregoing table relates to the Bank's qualified defined benefit retirement plan (the "Pension Plan") for its employees and officers and the Supplemental Benefit Plan Agreement with Mr. Best (the "Supplemental Plan"). The information in the table has been determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Executive officers of the Bank participate in the Pension Plan on the same basis as all other employees and receive only those benefits that are available to all other employees. Directors who are not employees are not included in the Pension Plan. In 2007, the Bank contributed $290,000 to the Pension Plan.

Non-Qualified Deferred Compensation

Supplemental Benefit Plan Agreement. The Bank maintains the Penn Security Bank and Trust Company Excess Benefit Plan (the "Supplemental Plan"), as amended and restated effective April 15, 2002. Mr. Best became a participant in the Supplemental Plan effective as of April 18, 2006. The Supplemental Plan provides Mr. Best with pension benefits that would otherwise be limited by certain provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). Specifically, the plan provides Mr. Best with the difference between the early, normal or deferred retirement benefit (depending upon his age at retirement) he would be eligible to receive under the Pension Plan, if the Code limitations did not exist, and the actual retirement benefit he would receive upon application of the Code limitations. Under no circumstances, however, will Mr. Best receive a pension benefit greater than what would be provided under the pension plan if he was not subject to the Internal Revenue Code compensation limitations discussed above. The accrued benefit under the Supplemental Plan becomes payable upon termination of employment for any reason, in the form of a lump sum, annual installments over a period of time elected by Mr. Best, an annuity for Mr. Best's lifetime or a joint and survivor annuity for the lives of Mr. Best and his spouse. Upon a change in control (as defined under the Supplemental Plan), Mr. Best's accrued benefit would be payable in an actuarially equivalent lump sum. If Mr. Best had terminated employment on December 31, 2007, his accrued benefit under the Supplemental Plan would have been $1,032.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under Mr. Best's employment agreement, the Bank and the Company may terminate Mr. Best's employment for cause (as defined in the agreement) at any time. If Mr. Best is terminated for cause, Mr. Best will receive only accrued compensation and vested benefits through his termination date.

Payments Made Upon Termination Without Cause or For Good Reason. Pursuant to his employment agreement, upon voluntary termination by Mr. Best without good reason (as defined in the employment agreement), Mr. Best will receive only accrued compensation and vested benefits through his termination date. Upon involuntary termination by the Company without cause or voluntary termination by Mr. Best with good reason (i.e., constructive termination), Mr. Best will receive his accrued compensation and other benefits through his termination date, along with a severance payment equal to 12 months of continued base salary, payment of health insurance premiums for 12 months (for executive and his dependents) and $30,000 in outplacement assistance to be paid by the Company to a firm selected by Mr. Best. If the Company terminated Mr. Best's employment without cause on December 31, 2007, the severance payment due under the employment agreement (based solely on Mr. Best's then current cash compensation, without regard to future base salary adjustments or bonuses) would have been $274,698.

Payments Made Upon Disability or Death. Mr. Best's employment agreement provides that, upon termination due to his death or disability, Mr. Best will receive only accrued compensation and vested benefits through his termination date.

Payments Made Upon a Change in Control. In accordance with the terms of his employment agreement, if the Company terminates Mr. Best without cause or Mr. Best terminates for good reason within 12 months of a change in control, he will receive, in addition to previously accrued compensation and benefits, a severance payment equal to 24 months of base salary, 24 months of health insurance continuation, and $30,000 in outplacement assistance. In addition, Mr. Best will immediately vest in all outstanding stock-based compensation awards upon termination in connection with a change in control.

Generally, under Section 280G of the Internal Revenue Code, severance payments made in connection with a change in control that equal or exceed three times an executive's average annual compensation over the five preceding tax years (or period of employment, if less) are considered "excess parachute payments." Amounts that exceed the Section 280G limit are subject to an excise tax payable by Mr. Best and are non-deductible by the Company. The employment agreement limits payments to Mr. Best to an amount that will not exceed his Section 280G limit under the Internal Revenue Code.

If a change in control had occurred at December 31, 2007, the severance payment due to Mr. Best under his employment agreement (based solely on Mr. Best's then current cash compensation, without regard to future base salary adjustments or bonuses) would have been $519,397 and stock appreciation rights having a value of $46,749 would have become fully vested.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of the copies of the reports we have received and written representations provided to us from the individuals required to file the reports, we believe that (i) we have no 10% shareholders and (ii) each of our executive officers and directors has complied with applicable reporting requirements for transactions in our common stock during the year ended December 31, 2007.

Certain Relationships and Related Transactions

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

The Audit Committee of the Board of Directors periodically reviews a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as other related person transactions, to recommend to the disinterested members of the Board of Directors that the transactions are fair, reasonable and with Company policy and should be ratified and approved. Besides including such requirement in the Audit Committee Charter, the Company does not maintain written policies or procedures for the review, approval or ratification of certain transactions with related persons. However, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans made to such person and his or her related interests exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors.

At December 31, 2007, certain of the Company's directors, nominees, and executive officers or their associates had outstanding loans or commitments from Penn Security Bank and Trust Company. These transactions were made in the ordinary course of the Bank's business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectability or present other unfavorable features.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE PROCEDURES

General

It is the policy of the Nominating and Corporate Governance Committee of the Board of Directors to consider director candidates recommended by shareholders who appear to be qualified to serve on our Board of Directors. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate

Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Shareholders

A shareholder who proposes to nominate an individual for election to the Board of Directors at an annual meeting must deliver a written notice to the Secretary of the Company within the times frames set forth under "*Submission of Business Proposals and Shareholder Nominees*" which includes:

1. The name and address of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

3. The written consent of the person being recommended as a director candidate to be named in the proxy statement as a nominee and to serve as a director if elected;

4. The name and address of the shareholder giving the notice, as it appears on our books;

5. The name and address of the beneficial owner, if any, on whose behalf the nomination is being made;

6. The class and number of shares owned beneficially and of record by such shareholder and such beneficial owner and a representation that such shareholder and beneficial owner intend to appear in person or by proxy at the meeting;

7. If the recommending shareholder is not a shareholder of record, a statement from the record holder verifying the holdings of the shareholder and a statement from the recommending shareholder of the length of time that the shares have been held;

8. A statement from the shareholder as to whether the shareholder has a good faith intention to continue to hold the reported shares through the date of the meeting; and

9. A statement from the recommending shareholder supporting its view that the proposed nominee possesses the minimum qualifications for nominees (if any) and describing the contributions that the nominee would be expected to make to the Board and to the governance of Penseco.

Of those persons who are nominated by a shareholder only those nominated in accordance with these procedures shall be eligible for election as directors at the annual meeting.

Process for Identifying and Evaluating Nominees

The process the Nominating and Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

Identification. For purposes of identifying nominees for the Board of Directors, the Nominating and Corporate Governance Committee relies on personal contacts of the Committee and other members of the Board of Directors as well as its knowledge of members of the Bank's local communities. The Nominating and Corporate Governance Committee will also consider director candidates recommended by shareholders in accordance with the policy and procedures set forth above. The Nominating and Corporate Governance Committee may use an independent search firm in identifying nominees.

Evaluation. In evaluating potential nominees, the Nominating and Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating and Corporate Governance

Committee will conduct a check of the individual's background and may interview the candidate. Candidates proposed by shareholders are considered under the same criteria except that the Committee may also consider the size and duration of the equity interest of the recommending shareholder in Penseco and the extent to which the recommending shareholder intends to continue holding this interest.

Minimum Qualifications

The Nominating and Corporate Governance Committee has not adopted a specific set of minimum qualifications that must be met by nominees. Nominees are selected on the basis of their integrity, experience, achievements, judgment, intelligence, personal character and capacity to make independent analytical inquiries, ability and willingness to devote adequate time to Board duties and the likelihood of being able to serve on the Board for a sustained period. Consideration is also given to the Board's overall balance of diversity of perspectives, backgrounds and experiences. The Committee also considers factors such as global experience, experience as a director of a public company and knowledge of relevant industries.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Committee will consider and review an existing director's Board and committee performance and his or her satisfaction of any minimum qualifications established by the Committee.

SUBMISSION OF BUSINESS PROPOSALS AND SHAREHOLDER NOMINATIONS

We must receive proposals that shareholders seek to include in the Proxy Statement for our next annual meeting no later than November 17, 2008. If next year's annual meeting is held on a date more than 30 calendar days from May 6, 2009, a shareholder proposal must be received by a reasonable time before we begin to print and mail our proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that, in order for a shareholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a shareholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 60 days nor more than 90 days prior to May 6, 2009. However, if the date of the Company's annual meeting is more than 30 days before or more than 60 days prior to May 6, 2009, notice must be received not less than 60 days nor more than 90 days prior to the annual meeting date or no later than 15 days after public announcement of the date of the annual meeting. A copy of the bylaws may be obtained from the Company.

SHAREHOLDER COMMUNICATIONS

In order to provide our shareholders and other stakeholders with a direct and open means of communication to the Board of Directors, the Board has adopted the following procedures for communications to our Board of Directors or individual directors.

- Shareholders and other interested persons may communicate with the Board or the non-management Directors as a group by writing to the Chairman of the Board, c/o Penseco Financial Services Corporation, 150 North Washington Avenue, Scranton, Pennsylvania 18503. The correspondence should specify the intended recipient.

- All communications received in accordance with these procedures will be reviewed initially by the Chairman of the Board, who will relay all such communications to the appropriate director or directors unless the Chairman of the Board determines that the communication:

  - does not relate to our business or affairs or the functioning or constitution of the Board or any of its committees;

  - relates to routine or insignificant matters that do not warrant the attention of the Board;

- is an advertisement or other commercial solicitation or communication; is frivolous or offensive; or

- is otherwise inappropriate for delivery to directors.

- The director or directors who receive any such communication will have discretion to determine whether the subject matter of the communication should be brought to the attention of the full Board or one or more of its committees and whether any response to the person sending the communication is appropriate. Any such response will be made through the Chairman of the Board and only in accordance with our policies and procedures and applicable laws and regulations relating to the disclosure of information.

MISCELLANEOUS

We will pay the cost of this proxy solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of our common stock. In addition to soliciting proxies by mail, our directors, officers and regular employees may solicit proxies personally, by email or by telephone without receiving additional compensation.

Our Annual Report to Shareholders has been mailed to persons who were shareholders as of the close of business on February 15, 2008. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to the Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this Proxy Statement by reference.

If you and others who share your address own shares in street name, your broker or other holder of record may be sending only one Annual Report and Proxy Statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate Annual Report or Proxy Statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and Proxy Statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS

Craig W. Best
President and Chief Executive Officer

March 17, 2008
Scranton, Pennsylvania

APPENDIX A

PENSECO FINANCIAL SERVICES CORPORATION

2008 LONG-TERM INCENTIVE PLAN

ARTICLE I
ESTABLISHMENT OF THE PLAN

1.1 PLAN NAME. As of the Effective Date, the name of this plan shall be the Penseco Financial Services Corporation ("Corporation") "2008 Long-Term Incentive Plan" (hereinafter called the "Plan").

1.2 EFFECTIVE DATE. This Plan shall become effective on January 15, 2008 (the "Effective Date"), subject to its approval by the holders of a majority of the voting power of the shares deemed present and entitled to vote at the Corporation's Annual Meeting of Shareholders to be held on May 6, 2008.

1.3 PURPOSE. The purpose of the Plan is to promote the success and enhance the value of the Corporation by providing long term incentives to directors and employees of the Corporation and its subsidiaries linking their personal interest to that of the Corporation's shareholders. The Plan is further intended to provide flexibility to the Corporation by increasing its ability to motivate, attract and retain the services of employees and directors upon whose judgment, interest and special effort the successful conduct of the Corporation's operations are largely dependent.

ARTICLE II
DEFINITIONS

2.1 AWARD. An "Award" is a grant of Stock Options, Stock Appreciation Rights, Dividend Equivalents, Performance Awards, Restricted Stock or Restricted Stock Units under the Plan.

2.2 BOARD. The "Board" is the Board of Directors of the Corporation.

2.3 CAUSE. "Cause" means (w) willful and continued failure to substantially perform the Participant's duties (other than failure resulting from incapacity due to physical or mental illness) after receipt of a written demand for such performance specifically identifying such failure; (x) the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Corporation or its successor; (y) breach of fiduciary duty, or (z) the breach of any confidentiality, non-compete, non-solicitation agreement, non-disparagement or any other stipulated agreement. Notwithstanding the foregoing, if a Participant and the Corporation (or any of its Subsidiaries) have entered into an employment agreement, consulting agreement or other similar agreement that specifically defines "cause," then with respect to such Participant, "Cause" shall have the meaning defined in that employment agreement, consulting agreement or other agreement.

2.4 CHANGE IN CONTROL. A "Change in Control" with respect to any Award has the meaning assigned to the term in the change in control agreement, if any, between the Participant and the Corporation, provided, however, that if there is no such change in control agreement, it shall mean: (a) the acquisition by any Person (as the term "Person" is used for the purposes of Section 13 (d) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of direct or indirect beneficial ownership (within the meaning of Rule 13D promulgated under the Exchange Act) of fifty percent (50%) the combined voting power of the then outstanding securities of the Corporation entitled to vote in the election of directors (the "Voting Securities"); or (b) during any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Corporation's shareholders, was approved by a vote of at least two-thirds (b) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (c) the consummation of (i) the sale or disposition of all or substantially all of the Corporations' assets, or (ii) a merger or consolidation of the Corporation with any other corporation other than a merger or consolidation which would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Corporation (or such surviving entity) outstanding immediately after such merger or consolidation or the shareholders of the Corporation approve a plan of complete liquidation of the Corporation.

However, in no event shall a Change in Control be deemed to have occurred with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change in Control transaction.

2.5 CODE. The "Code" is the Internal Revenue Code of 1986, as amended, and rules and regulations thereunder, as now in force or as hereafter amended.

2.6 COMMITTEE. The "Committee" is the committee described in Section 8.1 hereof.

2.7 COMMON STOCK. "Common Stock" is the common stock, $1.00 par value per share (as such par value may be adjusted from time to time) of the Corporation.

2.8 CORPORATION. The "Corporation" is Penseco Financial Services Corporation, a Pennsylvania corporation, and any successor thereof.

2.9 DATE OF GRANT. The "Date of Grant" of an Award is the date designated in the resolution by the Committee as the date of an Award, which shall not be earlier than the date of the resolution and action thereon by the Committee. In the absence of a designated date or a fixed method of computing such date being specifically set forth in the Committee's resolution, then the Date of Grant shall be the date of the Committee's resolution or action. In no event shall the Date of Grant of any Award that is authorized by the Committee on or after the Effective Date be earlier than the Effective Date.

2.10 DIRECTOR. A "Director" of the Corporation or its Subsidiary.

2.11 DISABILITY. "Disability" means a condition rendering a Participant disabled within the meaning set forth in Section 22(e)(3) of the Code, or such other condition rendering a Participant permanently and totally disabled as may be determined solely for purposes of the Plan by the Committee in its sole discretion.

2.12 DIVIDEND EQUIVALENT. A "Dividend Equivalent" is a right to receive an amount equal to the regular cash dividend paid on one share of Common Stock. Dividend Equivalents may only be granted in connection with the grant of an Award that is based on but does not consist of shares of Common Stock (whether or not restricted). The number of Dividend Equivalents so granted shall not exceed the number of related stock-based rights. (For example, the number of Dividend Equivalents granted in connection with a grant of Stock Appreciation Rights may equal the number of such Stock

Appreciation Rights, even though the number of shares actually paid upon exercise of those Stock Appreciation Rights necessarily will be less than the number of Stock Appreciation Rights and Dividend Equivalents granted.) Dividend Equivalents shall be subject to such terms and conditions as may be established by the Committee, but they shall expire no later than the date on which their related stock-based rights are either exercised, expire or are forfeited (whichever occurs first). The amounts payable due to a grant of Dividend Equivalents may be paid in cash, either currently or deferred, or converted into shares of Common Stock, as determined by the Committee.

2.13 EXCHANGE ACT. The "Exchange Act" is the Securities Exchange Act of 1934, as amended, and rules and regulations thereunder, as now in force or as hereafter amended.

2.14 FAIR MARKET VALUE. "Fair Market Value" of a share of Common Stock on any date is the last sale price as reported on the OTC Bulletin Board on the preceding day, but if no sales are reported on that day, for the last preceding day on which a sale was reported.

2.15 INCENTIVE STOCK OPTIONS. An "Incentive Stock Option" means a Stock Option granted under the Plan which satisfies the requirements of Section 422 of the Code or such successor provision as may be in effect from time to time.

2.16 NON-QUALIFIED OPTIONS. A "Non-Qualified Option" is a Stock Option under the Plan which is not an Incentive Stock Option intended to satisfy the requirements of Section 422 of the Code or such successor provision as may be in effect from time to time.

2.17 PARTICIPANT. A "Participant" is a person who has been designated as such by the Committee and granted an Award under this Plan pursuant to Article III hereof.

2.18 PERFORMANCE AWARD. A "Performance Award" is a right to either a number of shares of Common Stock ("Performance Shares") or a cash amount ("Performance Units") determined (in either case) in accordance with Article IV of this Plan based on the extent to which the applicable Performance Goals are achieved. A Performance Share shall be of no value to a Participant unless and until earned in accordance with Article IV hereof.

2.19 PERFORMANCE GOALS. "Performance Goals" are the performance conditions, if any, established pursuant to Section 4.1 hereof by the Committee in connection with an Award.

2.20 PERFORMANCE PERIOD. The "Performance Period" with respect to a Performance Award is a period of not less than one calendar year or one fiscal year of the Corporation, beginning not earlier than the year in which such Performance Award is granted, which may be referred to herein and by the Committee by use of the calendar or fiscal year in which a particular Performance Period commences.

2.21 PLAN YEAR. The "Plan Year" shall be a fiscal year of the Corporation falling within the term of this Plan.

2.22 RESTRICTED STOCK. "Restricted Stock" is Common Stock granted subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VI of this Plan.

2.23 RESTRICTED STOCK UNIT. A "Restricted Stock Unit" is a right to receive one share of Common Stock at a future date that has been granted subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VI of this Plan.

2.24 STOCK APPRECIATION RIGHT. A "Stock Appreciation Right" is a right to receive, upon exercise of that right, an amount, which may be paid in cash, shares of Common Stock or a combination thereof in the discretion of the Committee, equal to the excess of the Fair Market Value of one share of Common Stock as of the date of exercise over the exercise price for that right as determined by the Committee on the Date of Grant. Stock Appreciation Rights may be granted in tandem with Stock Options or other Awards or may be freestanding.

2.25 STOCK OPTION. A "Stock Option" is a right to purchase from the Corporation at any time not more than ten years following the Date of Grant, one share of Common Stock for an exercise price not less than the Fair Market Value of a share of Common Stock on the Date of Grant, subject to such terms and conditions established pursuant to Article V hereof. Stock Options may be either Non-Qualified Options or Incentive Stock Options.

2.26 SUBSIDIARY. The terms "Subsidiary" or "Subsidiary Corporation" mean any corporation, partnership, joint venture or other entity during any period in which at least fifty percent (50%) voting or profit interest is owned, directly or indirectly, by the Corporation, including all business entities that, at the time in question, are subsidiaries of the Corporation within the meaning of Section 424(f) of the Code.

ARTICLE III
GRANTING OF AWARDS TO PARTICIPANTS

3.1 ELIGIBLE PARTICIPANTS. Subject to Section 3.3, Awards may be granted by the Committee to any employee of the Corporation or a Subsidiary, including any employee who is also a director of the Corporation or a Subsidiary. Awards other than grants of Incentive Stock Options may also be granted to consultants, and other individuals who provide services to the Corporation or a Subsidiary and any director of the Corporation who is not an employee of the Corporation or a Subsidiary. References in this Plan to "employment" and similar terms (except "employee") shall include the providing of services in the capacity of a director, consultant or other service provider. Incentive Stock Options may be granted only to individuals who are employees on the Date of Grant.

3.2 DESIGNATION OF PARTICIPANTS. At any time and from time to time during the Plan Year, the Committee may designate the employees and directors of the Corporation and its Subsidiaries eligible for Awards.

3.3 ALLOCATION OF AWARDS. Contemporaneously with the designation of a Participant pursuant to Section 3.2 hereof, the Committee shall determine the size, type and Date of Grant for each Award, taking into consideration such factors as it deems relevant, which may include the following: (a) the total number of shares of Common Stock available for Awards under the Plan; (b) the work assignment or the position of the Participant and its sensitivity and/or impact in relationship to the profitability and growth of the Corporation and its Subsidiaries; and (c) the Participant's performance in reference to such factors.

The Committee may grant a Participant only one type of Award or it may grant any combination of Awards in whatever relationship one to the other, if any, as the Committee in its discretion so determines. Notwithstanding the foregoing, Awards approved by the Committee shall not be effective unless and until ratified by the Board.

3.4 NOTIFICATION TO PARTICIPANTS AND DELIVERY OF DOCUMENTS. As soon as practicable after such determinations have been made, each Participant shall be notified of (a) his/her designation as a Participant, (b) the Date of Grant, (c) the number and type of Awards granted to the

Participant, (d) in the case of Performance Awards, the Performance Period and Performance Goals, and (e) in the case of Restricted Stock or Restricted Stock Units, the Restriction Period. The Participant shall thereafter be supplied with written evidence of any such Awards.

3.5 AWARD AGREEMENTS. Each Award shall be evidenced by an Award Agreement, which will be provided to the Participant. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE IV
PERFORMANCE AWARDS

4.1 ESTABLISHMENT OF PERFORMANCE GOALS. Performance Goals applicable to a Performance Award shall be established by the Committee in its sole discretion on or before the Date of Grant and not more than a reasonable period of time after the beginning of the relevant performance Period. Such Performance Goals may include or be based upon any of the following criteria: pretax operating contribution; economic value added; consolidated profits of the Corporation expressed as a percent; earnings per share; return on capital; return on investment; return on shareholders' equity; internal rate of return; efficiency ratio; revenue; working capital; pre-tax segment profit; net profit; net interest margin; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; return on assets; growth of loans and/or deposits; market share; business expansions; cash flow; stock price or performance; and total shareholder return. Performance Goals may be absolute in their terms or be measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee, in its sole discretion, may modify the Performance Goals if it determines that circumstances have changed and modification is required to reflect the original intent of the Performance Goals; provided, however, that no such change or modification may be made to the extent it increases the amount of compensation payable to any Participant who is a "covered employee" within the meaning of Code Section 162(m). The Committee may in its sole discretion classify Participants into as many groups as it determines, and as to any Participant relate his/her Performance Goals partially, or entirely, to the measured performance, either absolutely or relatively, of an identified Subsidiary, operating company or test strategy or new venture of the Corporation.

4.2 LEVELS OF PERFORMANCE REQUIRED TO EARN PERFORMANCE AWARDS. At or about the same time that Performance Goals are established for a specific period, the Committee shall in its absolute discretion establish the percentage of the Performance Awards granted for such Performance Period which shall be earned by the Participant for various levels of performance measured in relation to achievement of Performance Goals for such Performance Period.

4.3 OTHER RESTRICTIONS. The Committee shall determine the terms and conditions applicable to any Performance Award, which may include restrictions on the delivery of Common Stock payable in connection with the Performance Award and restrictions that could result in the future forfeiture of all or part of any Common Stock earned. The Committee may provide that shares of Common Stock issued in connection with a Performance Award be held in escrow and/or legended.

4.4 NOTIFICATION TO PARTICIPANTS. Promptly after the Committee has established or modified the Performance Goals with respect to a Performance Award, the Participant shall be provided with written notice of the Performance Goals so established or modified. Performance Awards shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time.

4.5 MEASUREMENT OF PERFORMANCE AGAINST PERFORMANCE GOALS. The Committee shall, as soon as practicable after the close of a Performance Period, determine: (a) the extent to which the Performance Goals for such Performance Period have been achieved; and (b) the percentage of the Performance Awards earned as a result.

These determinations shall be absolute and final as to the facts and conclusions therein made and be binding on all parties. Promptly after the Committee has made the foregoing determination, each Participant who has earned Performance Awards shall be notified, in writing thereof. For all purposes of this Plan, notice shall be deemed to have been given the date action is taken by the Committee making the determination. Participants may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of all or any portion of their Performance Awards during the Performance Period, except that Performance Awards may be transferable by assignment by a Participant to the extent provided in the applicable Performance Award agreement.

4.6 TREATMENT OF PERFORMANCE AWARDS EARNED. Upon the Committee's determination that a percentage of any Performance Awards have been earned for a Performance Period, Participants to whom such earned Performance Awards have been granted and who have been (or were) in the employ of the Corporation or a Subsidiary thereof continuously from the Date of Grant, subject to the exceptions set forth at Section 4.9 and Section 4.10 hereof, shall be entitled, subject to the other conditions of this Plan, to payment in accordance with the terms and conditions of their Performance Awards. Such terms and conditions shall require that any applicable tax withholding be deducted from the amount payable. Performance Awards shall under no circumstances become earned or have any value whatsoever for any Participant who is not in the employ of the Corporation or its Subsidiaries continuously during the entire Performance Period for which such Performance Award was granted, except as provided at Section 4.9 or Section 4.10 hereof.

4.7 DISTRIBUTION. Distributions payable pursuant to Section 4.6 above shall be made as soon as practicable after the Committee determines the Performance Awards have been earned unless the provisions of Section 4.8 hereof are applicable to a Participant.

4.8 DEFERRAL OF RECEIPT OF PERFORMANCE AWARD DISTRIBUTIONS. With the consent of the Committee, a Participant who has been granted a Performance Award may by compliance with the then applicable procedures under the Plan irrevocably elect in writing to defer receipt of all or any part of any distribution associated with that Performance Award. The terms of any deferral and the election to defer under this Plan must comply with Section 409A of the Code. The terms and conditions of any such deferral, including but not limited to, the period of time for, and form of, election; the manner and method of payout; the plan and form in which the deferred amount shall be held; the interest equivalent or other payment that shall accrue pending its payout; and the use and form of Dividend Equivalents in respect of stock-based units resulting from such deferral, shall be as determined by the Committee. The Committee may, at any time and from time to time, but prospectively only except as hereinafter provided, amend, modify, change, suspend or cancel any and all of the rights, procedures, mechanics and timing parameters relating to such deferrals.

4.9 NON-DISQUALIFYING TERMINATION OF EMPLOYMENT. Except for Section 4.10 hereof, the only exceptions to the requirement of continuous employment during a Performance Period for Performance Award distribution are termination of a Participant's employment by reason of death (in which event the Performance Award may be transferable by will or the laws of descent and distribution only to such Participant's beneficiary designated to receive the Performance Award or to the Participant's applicable legal representatives, heirs or legatees), Disability, with the consent of the Committee, normal or late retirement or early retirement, with the consent of the Committee, or transfer of an executive in a spin-off, with the consent of the Committee, occurring during the Performance Period applicable to the subject Performance Award. In such instance a distribution of the Performance Award shall be made, as of the end of the Performance Period, and 100% of the total Performance Award that would have been earned during the Performance Period shall be earned and paid out; provided, however, in a spin-off situation the Committee may set additional conditions, such as, without limiting the generality of the foregoing, continuous employment with the spin-off entity.

4.10 CHANGE IN CONTROL. In the event of a Change in Control, a pro rata portion of all outstanding Performance Awards under the Plan shall be payable ten days after the Change in Control. The amount payable shall be determined by assuming that 100% of each Performance Award was earned, and by multiplying the earned amount by a fraction, the numerator of which shall be the number of months that have elapsed in the applicable Performance Period prior to the Change in Control and the denominator of which shall be the total number of months in the Performance Period.

ARTICLE V
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

5.1 NON-QUALIFIED OPTION. Non-Qualified Options granted under the Plan are Stock Options that are not intended to be Incentive Stock Options under the provisions of Section 422 of the Code. Non-Qualified Options shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time, which agreements shall specify the number of shares to which they pertain and the purchase price of such shares.

5.2 INCENTIVE STOCK OPTION. Incentive Stock Options granted under the Plan are Stock Options that are intended to be "incentive stock options" under Section 422 of the Code, and the Plan shall be administered, except with respect to the right to exercise options after termination of employment, to qualify Incentive Stock Options issued hereunder as incentive stock options under Section 422 of the Code. An Incentive Stock Option shall not be granted to an employee who owns, or is deemed under Section 424(d) of the Code to own, stock of the Corporation (or of any parent or Subsidiary of the Corporation) possessing more than 10% of the total combined voting power of all classes of stock therein. The aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all incentive stock option plans of the Corporation or any parent or Subsidiary of the Corporation) shall not exceed $100,000. Incentive Stock Options shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time, which agreements shall specify the number of shares to which they pertain and the purchase price of such shares.

5.3 OPTION TERMS. Stock Options granted under this Plan shall be subject to the following terms and conditions:

(a) *Option Period.* Each Stock Option shall expire and all rights to purchase shares thereunder shall cease not more than ten years after its Date of Grant or on such date prior thereto as may be fixed by the Committee, or on such other date as is provided by this Plan in the event of termination of employment, death or reorganization.

(b) *Exercise Price.* The purchase price per share payable upon exercise of a Stock Option shall not be less than the Fair Market Value of a share of Common Stock on the Date of Grant of the Stock Option.

(c) *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be vested and exercised in whole or in part. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable at an earlier date.

(d) *Transferability of Options.* Except as otherwise provided herein, during the lifetime of an individual to whom a Stock Option is granted, the Stock Option may be exercised only by such individual and only while such individual is an employee of the Corporation or a Subsidiary and only if the Participant has been continuously so employed by any one or combination thereof since the Date of Grant of the Stock Option. No Stock Option shall be assignable or transferable by the individual to whom it is granted, except that it may be transferable (X) by assignment by the Participant to the extent provided in the applicable option agreement, or (Y) by will or the laws of descent and distribution in accordance with the provisions of this Plan. An option transferred after the death of the Participant to whom it is granted may only be exercised by such individual's beneficiary designated to exercise the option or otherwise by his/her applicable legal representatives, heirs or legatees, and only within the specific time period set forth above and only to the extent vested in and unexercised by the Participant at the date of his/her death, except as provided in an Award Agreement or otherwise permitted by the Committee. In no event, whether by the Participant directly or by his/her proper assignee or beneficiary or other representative, shall any option be exercisable at any time after its expiration date as stated in the option agreement. When an option is no longer exercisable it shall be deemed for all purposes and without further act to have lapsed and terminated.

(e) *Exercise of Options.* Unless otherwise specified in the Award Agreement, Stock Options will be subject to the terms of Section 5.5 with respect to exercise upon or following termination of employment or other service. An individual entitled to exercise Stock Options may, subject to their terms and conditions and the terms and conditions of the Plan, exercise them in whole or in part by delivery of written notice of exercise to the Corporation at its principal office, specifying the number of whole shares of Common Stock with respect to which the Stock Options are being exercised. Before shares may be issued, payment must be made in full, in legal United States tender, in the amount of the purchase price of the shares to be purchased at the time and any amounts for withholding as provided in Section 9.7 hereof; provided, however, in lieu of paying for the exercise price in cash as described above, the individual may pay (subject to such conditions and procedures as the Committee may establish) all or part of such exercise price by tendering (either actually or by attestation) owned and unencumbered shares of Common Stock acceptable to the Committee and having a Fair Market Value on the date of exercise of the Stock Options equal to or less than the exercise price of the Stock Options exercised, with cash, as set forth above, for the remainder, if any, of the purchase price; provided, further, that the Committee may permit a Participant to elect to pay the exercise price by authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Options and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. Subject to rules established by the Committee, the withholdings required by Section 9.7 hereof may be satisfied by the Corporation withholding shares of Common Stock issued on exercise that have a Fair Market Value on the date of exercise of the Stock Options equal to or less than the withholding required by Section 9.7 hereof.

5.4 STOCK APPRECIATION RIGHTS. Stock Appreciation Rights may be granted to Participants either alone ("freestanding") or in tandem with other Awards, including Performance Awards, Stock Options and Restricted Stock. Stock Appreciation Rights granted in tandem with Incentive Stock Options must be granted at the same time as the Incentive Stock Options are granted. Stock Appreciation Rights granted in tandem with any other Award may be granted at any time prior to the earlier of the exercise or expiration of such Award. Stock Appreciation Rights granted in tandem with Stock Options shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Options. The Committee shall establish the terms and conditions applicable to any Stock Appreciation Rights, which terms and conditions need not be uniform but may not be inconsistent with the terms of the Plan. Freestanding Stock Appreciation Rights shall generally be subject to terms and conditions substantially similar to those described in Section 5.3 for Stock Options, including the requirements of 5.3(a), (b) and (c) regarding the maximum period, minimum price and conditions on exercise. Unless otherwise specified in the Award Agreement, Stock Appreciation Rights will be subject to the terms of Section 5.5 with respect exercise upon termination of employment or other service. Except as may otherwise be specifically determined by the Board or Committee with respect to a particular Stock Appreciation Right: (a) Stock Appreciation Rights may not be sold, pledged, assigned, hypothecated, gifted, transferred or disposed of in any manner either voluntarily or involuntarily by operation of law, other than by will or by the laws of descent or distribution, and (b) during the Participant's lifetime, Stock Appreciation Rights will be exercisable only by the Participant (or, in the event of the Participant's Disability, by his personal representative).

5.5 TERMINATION OF EMPLOYMENT. Unless otherwise specified with respect to a particular Stock Option or Stock Appreciation Right in the applicable Award Agreement, all any portion of an Stock Option or Stock Appreciation Right that is not exercisable upon termination of service will expire immediately and automatically upon such termination and any portion of an Stock Option or Stock Appreciation Right that is exercisable upon termination of service will expire on the date it ceases to be exercisable in accordance with this Section 5.5.

(a) *Termination by Reason of Death.* If a Participant's employment with the Corporation or any Subsidiary terminates by reason of death, any Stock Option or Stock Appreciation Right held by such Participant may thereafter be exercised, to the extent it was exercisable at the time of his or her death, by the legal representative of the estate or by the legatee of the Participant under the will of the Participant, for a period ending 12 months following the date of death (or, if sooner, on the last day of the stated term of such Stock Option or Stock Appreciation Right).

(b) *Termination by Reason of Disability.* If a Participant's employment with the Corporation or any Subsidiary terminates by reason of Disability, any Stock Option or Stock Appreciation Right held by such Participant may thereafter be exercised by the Participant or his personal representative, to the extent it was exercisable at the time of termination, for a period ending 12 months following the date of termination (or, if sooner, on the last day of the stated term of such Stock Option or Stock Appreciation Right).

(c) *Cause.* If a Participant's employment with the Corporation or any Subsidiary is terminated for Cause: (i) any Stock Option or Stock Appreciation Right held by the Participant will immediately and automatically expire as of the date of such termination, and (ii) any shares for which the Corporation has not yet delivered share certificates will be immediately and automatically forfeited and the Corporation will refund to the Participant the Stock Option exercise price paid for such shares, if any.

(d) *Other Termination.* If a Participant's employment with the Corporation or any Subsidiary terminates for any reason other than death, Disability or Cause, any Stock Option or Stock Appreciation Right held by such Participant may thereafter be exercised by the Participant, to the extent it was exercisable at the time of such termination, for a period ending 90 days following the date of such termination (or, if sooner, on the last day of the stated term of such Stock Option or Stock Appreciation Right).

5.6 CHANGE IN CONTROL. Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control of the Corporation or any of its Subsidiaries, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control:

(a) cause any or all outstanding Stock Options or Stock Appreciation Rights to become vested and immediately exercisable, in whole or in part;

(b) cause any outstanding Stock Option to become fully vested and immediately exercisable for a reasonable period in advance of the Change in Control and, to the extent not exercised prior to that Change in Control, cancel that Option upon closing of the Change in Control;

(c) cancel any Stock Option in exchange for a substitute award in a manner consistent with the principles of Treas. Reg. §1.424-1(a) or any successor rule or regulation (notwithstanding the fact that the original Award may never have been intended to satisfy the requirements for treatment as an Incentive Stock Option);

(d) cancel any Stock Appreciation Right in exchange for stock appreciation rights with respect to the capital stock of any successor corporation or its parent;

(e) cancel any Stock Appreciation Right in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Stock Appreciation Right, multiplied by (B) the difference, if any, between the Fair Market Value per share on the date of the Change in Control and the exercise price of that Stock Appreciation Right; provided, that if the Fair Market Value per share on the date of the Change in Control does not exceed the exercise price of any such Stock Appreciation Right, the Board may cancel that Stock Appreciation Right without any payment of consideration therefore; and/or

(f) cancel any Stock Option in exchange for cash and/or other substitute consideration with a value equal to: (A) the number of shares subject to that Stock Option, multiplied by (B) the difference, if any, between the Fair Market Value per share on the date of the Change in Control and the exercise price of that Stock Option; provided, that if the Fair Market Value per share on the date of the Change in Control does not exceed the exercise price of any such Option, the Board may cancel that Stock Option without any payment of consideration therefor.

In the discretion of the Board, any cash or substitute consideration payable upon cancellation of an Award may be subjected to (i) vesting terms substantially identical to those that applied to the cancelled Award immediately prior to the Change in Control, or (ii) earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to stockholders in connection with the Change in Control.

ARTICLE VI
RESTRICTED STOCK AND RESTRICTED STOCK UNITS

6.1 RESTRICTION PERIOD. At the time an Award of Restricted Stock or Restricted Stock Units is made, the Committee shall establish the terms and conditions applicable to such Award, including the period of time (the "Restriction Period") during which certain restrictions established by the Committee shall apply to the Award. Each such Award, and designated portions of the same Award, may have a different Restriction Period, at the discretion of the Committee.

6.2 RESTRICTED STOCK TERMS AND CONDITIONS. Restricted Stock shall be represented by a stock certificate registered in the name of the Participant granted such Restricted Stock. Such Participant shall have the right to enjoy all shareholder rights during the Restriction Period except that: (a) the Participant shall not be entitled to delivery of the stock certificate until the Restriction Period shall have expired; (b) the Corporation may either issue shares subject to such restrictive legends and/or stop-transfer instructions as it deems appropriate or provide for retention of custody of the Common

Stock during the Restriction Period; (c) the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period, except that it may be transferable by assignment by the Participant to the extent provided in the applicable Restricted Stock Award agreement; (d) a breach of the terms and conditions established by the Committee with respect to the Restricted Stock shall cause a forfeiture of the Restricted Stock, and any dividends withheld thereon, and (e) dividends payable in cash or in shares of stock or otherwise may be either currently paid or withheld by the Corporation for the Participant's account. At the discretion of the Committee, interest may be paid on the amount of cash dividends withheld, including cash dividends on stock dividends, at a rate and subject to such terms as determined by the Committee.

Provided, however, and the provisions of Section 6.4 to the contrary notwithstanding, in lieu of the foregoing, the Committee may provide that no shares of Common Stock be issued until the Restriction Period is over and further provide that the shares of Common Stock issued after the Restriction Period has been completed, be issued in escrow and/or be legended and that the Common Stock be subject to restrictions including the forfeiture of all or a part of the shares.

6.3 PAYMENT FOR RESTRICTED STOCK. A Participant shall not be required to make any payment for Restricted Stock unless the Committee so requires.

6.4 FORFEITURE PROVISIONS. Subject to Section 6.5, in the event a Participant terminates employment during a Restriction Period for the Participant's Restricted Stock or Restricted Stock Units, such Awards will be forfeited; provided, however, that the Committee may provide for proration or full payout in the event of (a) a termination of employment because of normal or late retirement, (b) with the consent of the Committee, early retirement or spin-off, (c) death, or (d) Disability, all subject to any other conditions the Committee may determine.

6.5 CHANGE IN CONTROL. Notwithstanding anything to the contrary set forth in the Plan, upon or in anticipation of any Change in Control of the Corporation or any of its Subsidiaries, the Board may, in its sole and absolute discretion and without the need for the consent of any Participant, take one or more of the following actions contingent upon the occurrence of that Change in Control:

(a) cause any or all outstanding Restricted Stock or Restricted Stock Units to become non-forfeitable, in whole or in part;

(b) cancel any Restricted Stock, Restricted Stock Unit in exchange for restricted shares or restricted stock units with respect to the capital stock of any successor corporation or its parent; or

(c) redeem any Restricted Stock or Restricted Stock Unit for cash and/or other substitute consideration with a value equal to the Fair Market Value of an unrestricted share on the date of the Change in Control;

In the discretion of the Board, any cash or substitute consideration payable upon cancellation of an Award may be subjected to (i) vesting terms substantially identical to those that applied to the cancelled Award immediately prior to the Change in Control, or (ii) earn-out, escrow, holdback or similar arrangements, to the extent such arrangements are applicable to any consideration paid to stockholders in connection with the Change in Control.

ARTICLE VII
SHARES OF STOCK SUBJECT TO THE PLAN; MAXIMUM AWARDS

7.1 SHARES AVAILABLE. Subject to the other provisions of this Article VII, the total number of shares available for grant as Awards pursuant to the Plan shall not exceed in the aggregate five percent (5%) of the outstanding shares of the Corporation's Common Stock as of February 15, 2008, the record date for the Corporation's 2008 Annual Meeting, that is a maximum of 107,400 shares of the Corporation's Common Stock. All shares available for grant pursuant to the Plan may be issued in respect of Incentive Stock Options. Shares available for grant under the Plan may be authorized and unissued shares, treasury shares held by the Corporation or shares purchased or held by the Corporation or a Subsidiary for purposes of the Plan, or any combination thereof. Shares issued upon assumption or conversion of outstanding stock-based awards granted by an acquired company shall be disregarded in applying the limitation set forth in this Section 7.1.

7.2 SHARES AGAIN AVAILABLE. In the event all or any portion of an Award is forfeited or cancelled, expires, is settled for cash, or otherwise does not result in the issuance of all or a portion of the shares subject to the Award in connection with the exercise or settlement of such Award, the number of shares not issued that were deducted for such Award pursuant to Section 7.1 above shall be restored and may again be used for Awards under the Plan.

Notwithstanding anything in this Section 7.2 to the contrary and solely for purposes of determining whether shares are available for the issuance of Incentive Stock Options, the maximum aggregate number of shares that may be granted under this Plan shall be determined without regard to any shares restored pursuant to this Section 7.2 that, if taken into account, would cause the Plan to fail the requirement under Code Section 422 that the Plan designate the maximum aggregate number of shares that may be issued.

7.3 RELEVANT CHANGE ADJUSTMENTS. Appropriate adjustments in the number, class and/or issuer of shares available for grant and in any outstanding Awards, including adjustments in the size of the Award and in the exercise price per share of Stock Options and Stock Appreciation Rights, as authorized herein, shall be made by the Committee to give effect to adjustments made in the number of shares of Common Stock through a merger, consolidation, recapitalization, reclassification, combination, spin-off, common stock dividend, stock split or other relevant change.

ARTICLE VIII
ADMINISTRATION

8.1 COMMITTEE. The Plan will be administered by the Compensation Committee of the Board who are appointed from time to time by the Board and who are outside, independent Board members who, in the judgment of the Board, are qualified to administer the Plan as contemplated by (a) Rule 16b-3 of the Securities and Exchange Act of 1934 (or any successor rule), (b) Section 162(m) of the Code, as amended, and the regulations thereunder (or any successor Section and regulations), and (c) any rules and regulations of a stock exchange on which Common Stock is traded. Any member of the Committee administering the Plan who does not satisfy or ceases to satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by such Committee.

8.2 POWERS. Subject to Section 3.3, the Committee shall have and exercise all of the powers and responsibilities granted expressly or by implication to it by the provisions of the Plan. Subject to and as limited by such provisions, the Committee may from time to time enact, amend and rescind such rules, regulations and procedures with respect to the administration of the Plan as it deems appropriate or convenient.

8.3 INTERPRETATION. All questions arising under the Plan, any Award agreement, or any rule, regulation or procedure adopted by the Committee shall be determined by the Committee, and its determination thereof shall be conclusive and binding upon all parties.

8.4 COMMITTEE PROCEDURE. Any action required or permitted to be taken by the Committee under the Plan shall require the affirmative vote of a majority of a quorum of the members of the Committee. A majority of all members of the Committee shall constitute a "quorum" for Committee business. The Committee may act by written determination instead of by affirmative vote at a meeting, provided that any written determination shall be signed by all members of the Committee, and any such written determination shall be as fully effective as a majority vote of a quorum at a meeting.

8.5 DELEGATION. The Committee may delegate all or any part of its authority under the Plan to a subcommittee of directors and/or officers of the Corporation for purposes of determining and administering Awards granted to persons who are not then subject to the reporting requirements of Section 16 of the Exchange Act.

ARTICLE IX
GENERAL PROVISIONS

9.1 AMENDMENT OR TERMINATION OF PLAN. The Board may at any time amend, suspend, discontinue or terminate the Plan (including the making of any necessary enabling, conforming and procedural amendments to the Plan to authorize and implement the granting of Incentive Stock Options or other income tax preferred stock options which may be authorized by federal law subsequent to the effective date of this Plan); provided, however, that no amendment by the Board shall, without further approval of the shareholders of the Corporation, increase the total number of shares of Common Stock which may be made subject to the Plan, except as provided at Section 7.3 hereof, or make any other change for which shareholder approval is required by law or under the applicable rules of the OTC Bulletin Board. No action taken pursuant to this Section 9.1 of the Plan shall, without the consent of the Participant, impair any Awards which have been previously granted to a Participant except pursuant to Section 9.5 of the Plan.

9.2 NON-ALIENATION OF RIGHTS AND BENEFITS. Except as expressly provided herein, no right or benefit under the Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such right or benefit. If any Participant or beneficiary hereunder should become bankrupt or attempt to anticipate, alienate, sell, assign, pledge, encumber or charge any right or benefit hereunder (other than as expressly provided herein), then such right or benefit shall, in the sole discretion of the Committee, cease and in such event the Corporation may hold or apply the same or any or no part thereof for the benefit of the Participant or beneficiary, his/her spouse, children or other dependents or any of them in any such manner and in such proportion as the Committee in its sole discretion may deem proper.

9.3 NO RIGHTS AS SHAREHOLDER. The granting of Awards under the Plan shall not entitle a Participant or any other person succeeding to his/her rights, to any dividend, voting or other right as a shareholder of the Corporation unless and until the issuance of a stock certificate to the Participant or such other person pursuant to the provisions of the Plan and then only subsequent to the date of issuance thereof.

9.4 LIMITATION OF LIABILITY OR OBLIGATION OF THE CORPORATION. As illustrative only of the limitations of liability or obligation of the Corporation and not intended to be exhaustive thereof, nothing in the Plan shall be construed: (a) to give any employee of the Corporation any right to be granted any Award other than at the sole discretion of the Committee; (b) to give any Participant any rights whatsoever with respect to shares of Common Stock except as specifically provided in the Plan; (c) to limit in any way the right of the Corporation or any Subsidiary to terminate, change or modify, with or without cause, the employment of any Participant at any time; or (d) to be evidence of any agreement or understanding, express or implied, that the Corporation or any Subsidiary will employ any Participant in any particular position at any particular rate of compensation or for any particular period of time.

Payments and other benefits received by a Participant under an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Corporation or any Subsidiary, unless expressly so provided by such other plan, contract or arrangement or the Committee determines that an Award or portion of an Award should be included to reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

9.5 GOVERNMENT REGULATIONS. Notwithstanding any other provisions of the Plan seemingly to the contrary, the obligation of the Corporation with respect to Awards granted under the Plan shall at all times be subject to any and all applicable laws, rules and regulations and such approvals by any government agencies as may be required or deemed by the Board or Committee as reasonably necessary or appropriate for the protection of the Corporation. In connection with any sale, issuance or transfer hereunder, the Participant acquiring the shares shall, if requested by the Corporation, give assurances satisfactory to counsel of the Corporation that the shares are being acquired for investment and not with a view to resale or distribution thereof and assurances in respect of such other matters as the Corporation may deem desirable to assure compliance with all applicable legal requirements.

9.6 NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board nor the submission of the Plan to shareholders of the Corporation for approval shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Corporation or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings, profit sharing or stock purchase plan, insurance, death and disability benefits, and executive short term incentive plans.

9.7 WITHHOLDING TAXES, ETC. All Awards or distributions under the Plan shall be subject to any required withholding taxes and other withholdings and, in case of distributions in Common Stock, the Participant or other recipient may, as a condition precedent to the delivery of Common Stock, be required to pay to his/her participating employer the excess, if any, of the amount of required withholding over the withholdings, if any, from any distributions in cash under the Plan. All or a portion of such payment may, in the discretion of the Committee and upon the election of the Participant, be made (a) by withholding from shares that would otherwise be delivered to the Participant a number of shares sufficient to satisfy the remaining required tax withholding or (b) by tendering (either actually or by attestation) owned and unencumbered shares of Common Stock acceptable to the Committee and having a Fair Market Value on the date of tender equal to or less than the remaining required tax withholding. No distribution under the Plan shall be made in fractional shares of Common Stock, but the proportional market value thereof shall be paid in cash.

9.8 GENERAL RESTRICTION. Each Award shall be subject to the requirement that, if at any time the Board shall determine, in its discretion, that the listing, registration or qualification of the shares subject to such option and/or right upon any securities exchange or under any state or federal law, or the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with the granting of such Award or the issue or purchase of shares respectively thereunder, such Award may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

9.9 USE OF PROCEEDS. The proceeds derived by the Corporation from the sale of the stock pursuant to Awards granted under the Plan shall constitute general funds of the Corporation.

9.10 DURATION OF PLAN. This Plan shall remain in effect until the earliest of the following events occurs: (a) distribution of all shares of Common Stock subject to the Plan, (b) termination of this Plan pursuant to Section 9.1 hereof, or (c) the tenth anniversary of the Effective Date.

9.11 SEVERABILITY. In the event any provision of this Plan shall be held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

9.12 GOVERNING LAW. To the extent that federal laws do not otherwise control, this Plan and all determinations made and actions taken pursuant to this Plan shall be governed by the laws of the Commonwealth of Pennsylvania and construed accordingly.

9.13 HEADINGS. The headings of the Articles and their subparts in this Plan are for convenience of reading only and are not meant to be of substantive significance and shall not add to or detract from the meaning of such Article or subpart to which it refers.

9.14 STOCK CERTIFICATES. Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock or Restricted Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange on which the Common Stock is traded.

9.15 FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

ARTICLE X
COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE

10.1 To the extent the Committee determines that any Award granted under the Plan is subject to Section 409A of the Internal Revenue Code, the Agreement evidencing such Award will incorporate the terms and conditions required by Section 409A of the Internal Revenue Code. To the extent applicable, the Plan and Agreement will be interpreted in accordance with Section 409A of the Internal Revenue Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidelines that may be issued after the

Effective Date. Notwithstanding any provisions of the Plan, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Internal Revenue Code, the Committee may adopt such amendment to the Plan and/or the applicable Agreement or adopt policies and procedures or take any other action or actions, including an action or amendment with retroactive effect, that the Committee determines is necessary or appropriate to (i) exempt the Award from the application of Section 409A of the Internal Revenue Code or (ii) comply with the requirements of Section 409A of the Internal Revenue Code.

END

PENSECO
FINANCIAL SERVICES
CORPORATION

150 N. Washington Ave.
Scranton, PA 18503
800.327.0394
www.pennsecurity.com